The Agreement and Plan of Merger (the “Agreement”) contains representations, warranties and covenants that were made only for purposes of the Agreement and as of specific dates; were solely for the benefit of the parties to the Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Akebia’s stockholders and Keryx’s stockholders and other investors are not third-party beneficiaries under the Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Akebia, Keryx, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in public disclosures by Akebia or Keryx.

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

AKEBIA THERAPEUTICS, INC.,

ALPHA THERAPEUTICS MERGER SUB, INC.,

and

KERYX BIOPHARMACEUTICALS, INC.

Dated June 28, 2018

TABLE OF CONTENTS

ARTICLE 1 THE MERGER		2

1.01	The Merger	2
1.02	Closing	2
1.03	Effective Time	2
1.04	Effects of the Merger	2
1.05	Certificate of Incorporation and Bylaws of the Surviving Corporation	2
1.06	Directors and Officers of Surviving Corporation	3
1.07	Treatment of Keryx Shares and Keryx Equity Awards	3
1.08	Closing of the Keryx Transfer Books	5
1.09	Exchange Fund; Exchange of Certificates	5
1.10	Withholding	8
1.11	Adjustments to Prevent Dilution	8
1.12	Further Action	8
1.13	Post-Merger Operations	9

ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF KERYX		9

2.01	Organization and Corporate Power	10
2.02	Authorization; Valid and Binding Agreement	10
2.03	Capital Stock	10
2.04	Subsidiaries	12
2.05	No Breach	12
2.06	Consents, etc	12
2.07	SEC Reports; Disclosure Controls and Procedures	13
2.08	No Undisclosed Liabilities	15
2.09	Absence of Certain Developments	15
2.10	Compliance with Laws	15
2.11	Title to Properties	16
2.12	Tax Matters	16
2.13	Contracts and Commitments	18
2.14	Intellectual Property	21
2.15	Litigation	23
2.16	Insurance	24
2.17	Employee Benefit Plans	24
2.18	Environmental Compliance and Conditions	26
2.19	Employment and Labor Matters	26
2.20	FDA and Regulatory Matters	27
2.21	Brokerage	31
2.22	Disclosure	31
2.23	Ownership of Akebia Shares	31
2.25	Opinion	31
2.26	No Other Representations and Warranties	32

1

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF AKEBIA AND MERGER SUB		32

3.01	Organization and Corporate Power	32
3.02	Authorization; Valid and Binding Agreement	33
3.03	Capital Stock	33
3.04	Subsidiaries	34
3.05	No Breach	35
3.06	Consents, etc	35
3.07	SEC Reports; Disclosure Controls and Procedures	36
3.08	No Undisclosed Liabilities	37
3.09	Absence of Certain Developments	37
3.10	Compliance with Laws	37
3.11	Title to Properties	38
3.12	Tax Matters	39
3.13	Contracts and Commitments	41
3.14	Intellectual Property	43
3.15	Litigation	46
3.16	Insurance	46
3.17	Employee Benefit Plans	46
3.18	Environmental Compliance and Conditions	48
3.19	Employment and Labor Matters	49
3.20	FDA and Regulatory Matters	50
3.21	Brokerage	53
3.22	Disclosure	53
3.23	Ownership of Keryx Shares	53
3.25	Opinion	54
3.26	Merger Sub	54
3.27	No Other Representations and Warranties	54

ARTICLE 4 COVENANTS RELATING TO CONDUCT OF BUSINESS		54

4.01	Covenants of Keryx	54
4.02	Covenants of Akebia	58
4.03	No Control of Other Party’s Business	61

ARTICLE 5 ADDITIONAL COVENANTS OF THE PARTIES		62

5.01	Investigation	62
5.02	Registration Statement and Proxy Statement for Shareholder Approval	62
5.03	Shareholders’ Meetings	64
5.04	Non-Solicitation	65
5.05	Regulatory Approvals; Additional Agreements; Performance of Merger Sub	69
5.06	Employee and Labor Matters	71
5.07	Indemnification of Officers and Directors	72
5.08	Public Disclosure	73
5.09	NASDAQ Listing of Additional Shares	74

2

5.10	Takeover Laws	74
5.11	Section 16	74
5.12	Convertible Notes	74
5.13	Stockholder Litigation	74
5.14	Cooperation	75
5.15	Tax Matters	75
5.16	Resignation of Directors	75

ARTICLE 6 CONDITIONS TO CLOSING		75

6.01	Conditions to All Parties’ Obligations	75
6.02	Conditions to Akebia’s and Merger Sub’s Obligations	76
6.03	Conditions to Keryx’s Obligations	77
6.04	Waiver of Conditions	78

ARTICLE 7 TERMINATION		78

7.01	Termination	78
7.02	Effect of Termination	79
7.03	Termination Fees	80

ARTICLE 8 MISCELLANEOUS		82

8.01	Expenses	82
8.02	Amendment	82
8.03	Waiver	83
8.04	No Survival of Representations and Warranties	83
8.05	Entire Agreement; Counterparts	83
8.06	Applicable Law; Jurisdiction	84
8.07	Waiver of Jury Trial	84
8.08	Assignability	84
8.09	No Third Party Beneficiaries	85
8.10	Notices	85
8.11	Certain Definitions	86
8.12	Other Definitional Provisions	100
8.13	Severability	101
8.14	Specific Performance	101

Annex A – Akebia Tax Representation Letter to Latham & Watkins LLP

Annex B – Keryx Tax Representation Letter to Goodwin Procter LLP

3

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated June 28, 2018, by and among Akebia Therapeutics, Inc. (“Akebia”), a Delaware corporation, Alpha Therapeutics Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Akebia (“Merger Sub”), and Keryx Biopharmaceuticals, Inc., a Delaware corporation (“Keryx”).

WHEREAS, the board of directors of Akebia (the “Akebia Board”) and the board of directors of Keryx (the “Keryx Board”) have each determined that a business combination between Akebia and Keryx presents an opportunity for their respective companies to achieve long-term financial and strategic benefits and accordingly have determined to effect a business combination upon the terms and conditions set forth in this Agreement;

WHEREAS, the Akebia Board and the Keryx Board each propose to effect a business combination pursuant to which Merger Sub will merge with and into Keryx, with Keryx surviving as a wholly-owned direct subsidiary of Akebia, and pursuant to which each share of common stock of Keryx, $0.001 par value per share (a “Keryx Share”) outstanding at the Effective Time will be converted into the right to receive 0.37433 fully paid and non-assessable shares of common stock of Akebia, $0.00001 par value per share (an “Akebia Share”) (such ratio, as such number may be adjusted in accordance with Article 1, the “Exchange Multiplier”), as more fully provided in this Agreement;

WHEREAS, the Keryx Board has determined that this Agreement and the Contemplated Transactions are advisable and in the best interests of Keryx and the holders of Keryx Shares (each, a “Keryx Shareholder”) and, by resolutions duly adopted, has approved and adopted this Agreement and resolved to recommend that the Keryx Shareholders adopt this Agreement;

WHEREAS, the Akebia Board has determined that this Agreement and the Contemplated Transactions, pursuant to which the holders of Akebia Shares (each, an “Akebia Shareholder”) would have a continuing equity interest in the combined businesses through the continued ownership of Akebia Shares, are in the best interests of Akebia and the Akebia Shareholders and, by resolutions duly adopted, has approved and adopted this Agreement and resolved to recommend that the Akebia Shareholders approve the issue of Akebia Shares in connection with the Merger (the “Akebia Recommendation”);

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”), by resolutions duly adopted, has approved and adopted this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Akebia’s willingness to enter into this Agreement, a shareholder of Keryx has executed and delivered that certain Voting Agreement, dated as of the date hereof, by and between Akebia and such shareholder (each, a “Voting Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Keryx’s willingness to enter into this Agreement, a shareholder of Akebia has executed and delivered a Voting Agreement between Keryx and such shareholder; and

WHEREAS, certain defined terms used in this Agreement are defined in Section 8.11.

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:

ARTICLE 1

THE MERGER

1.01    The Merger. Upon the terms and subject to the conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time: Merger Sub shall be merged with and into Keryx (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease, and Keryx shall continue as the surviving corporation (the “Surviving Corporation”). The Surviving Corporation shall continue to exist under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises, unaffected by the Merger except as set forth in this Article 2. After the Merger, the Surviving Corporation shall be an indirect wholly-owned subsidiary of Akebia.

1.02    Closing. The closing of the Merger (the “Closing”) shall take place as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 6 (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions) (such date the “Closing Date”), at the offices of Latham & Watkins LLP, 200 Clarendon Street, Boston, Massachusetts or by facsimile or other electronic transmission of documents, unless another date or place is mutually agreed upon in writing by the parties hereto.

1.03    Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings and recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Akebia and Keryx in writing and specified in the Certificate of Merger in accordance with the DGCL or as may be required under the Indenture or the Conversion Agreement (the effective time of the Merger being referred to as the “Effective Time”).

1.04    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.05    Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the certificate of incorporation of Keryx shall, by virtue of the Merger, be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time reads, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law and, in all cases, subject to Section 5.07; provided, however, that Article 1 thereof shall read as follows: “The name of the Corporation is Keryx Biopharmaceuticals, Inc.” The bylaws of the Surviving Corporation shall, at the Effective Time, be amended to be the bylaws of Merger Sub, as in effect immediately prior to the Effective Time except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law and, in all cases, subject to Section 5.07.

1.06    Directors and Officers of Surviving Corporation. From and after the Effective Time, the initial directors and officers of the Surviving Corporation shall be the directors and executive officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.07    Treatment of Keryx Shares and Keryx Equity Awards.

(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Akebia, Merger Sub, Keryx or any holder of shares thereof:

(i)    each Keryx Share held as of the Effective Time by Akebia, Merger Sub or by Keryx as treasury shares (collectively, the “Excluded Shares”) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)    each Keryx Share held as of the Effective Time by any Subsidiary of either Keryx or Akebia (other than Merger Sub) (collectively, the “Recap Shares”) shall be converted into and become such number of validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of the Surviving Corporation such that each such Subsidiary owns the same percentage of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned of Keryx immediately prior to the Effective Time; and

(iii)    subject to Section 1.11, each Keryx Share outstanding immediately prior to the Effective Time (other than the Keryx Restricted Shares that shall be converted into Rollover Restricted Shares pursuant to Section 1.07(b), the Excluded Shares and the Recap Shares) shall be canceled and converted into the right to receive 0.37433 fully paid and non-assessable Akebia Shares.

The aggregate number of Akebia Shares issuable pursuant to Section 1.07(a)(iii) is referred to as the “Merger Consideration.”

(b)    At the Effective Time and subject to Section 1.11:

(i)    (x) each Keryx Restricted Share award, to the extent then outstanding and subject to restrictions (including vesting), other than those restrictions that accelerate or lapse as a result of the Effective Time, shall automatically, without any action on the part of the holders thereof, be cancelled and converted into, as of the Effective Time, and thereafter evidence an Akebia RSU award with respect to that number of Akebia Shares that is equal to the product of (A) the number of Keryx Shares subject to such Keryx Restricted Share award as of immediately prior to the Effective Time, multiplied by (B) the Exchange Multiplier (after such conversion, “Rollover Restricted Shares”) and (y) each Keryx Share that is the subject of a Keryx Restricted Share award, to the extent then outstanding and whose restrictions (including vesting) accelerate or lapse as a result of the Effective Time, shall automatically, without any action of the part of the holders thereof, be treated in the same manner as such other Keryx Shares as provided in Section 1.07(a)(iii); and

(ii)    each option to acquire Keryx Shares granted under a Keryx Equity Plan (a “Keryx Option”), to the extent then outstanding and unexercised, shall automatically, without any action on the part of the holders thereof, be cancelled and converted into and thereafter evidence an option to acquire Akebia Shares with respect to that number of Akebia Shares that is equal to the product of (A) the number of Keryx Shares subject to such Keryx Option as of immediately prior to the Effective Time, multiplied by (B) the Exchange Multiplier, rounded down to the nearest whole number of Akebia Shares (after such conversion, “Rollover Options”), at an exercise price per Akebia Share equal to the quotient obtained by dividing (x) the per share exercise price of Keryx Options by (y) the Exchange Multiplier, rounded up to the nearest whole cent. To the extent that Section 409A or Section 421(a) of the Internal Revenue Code of 1986, as amended (the “Code”), applies to any such Keryx Option, the foregoing adjustment will be subject to such modifications, if any, as are required to cause the substitution contemplated by this Section 1.07(b)(ii) to be made in a manner consistent with Section 409A or Section 421(a) of the Code, as applicable.

Following the Effective Time, each Rollover Restricted Share and Rollover Option shall be subject to the same terms and conditions as had applied to the corresponding Keryx Restricted Share or Keryx Option as of immediately prior to the Effective Time, except for such terms rendered inoperative by reason of the Merger, subject to such adjustments as reasonably determined by Akebia and Keryx to be necessary or appropriate to give effect to the conversion or the Merger. Prior to the Effective Time, the parties shall take all actions that Akebia and Keryx determine are reasonably necessary or desirable to effectuate the provisions of this Section 1.07(b), including obtaining board or committee consents or adopting or assuming a Keryx Equity Plan by Akebia and, if requested by Akebia, terminating any Keryx Equity Plan effective as of the Effective Time. Each party shall provide the other party with drafts of, and a reasonable opportunity to comment upon, all resolutions and other documents as may be required to effectuate the provisions of this Section 1.07(b). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional Akebia Shares was not separately bargained-for consideration but merely represents mechanical rounding off for purposes of avoiding the expense and inconvenience to Akebia that would otherwise be caused by the issuance of fractional Akebia Shares.

(c)    No fractional Akebia Shares shall be issued in connection with the Merger, no dividends or distributions of Akebia shall relate to such fractional share interests, no certificates for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as an Akebia Shareholder. Any Keryx Shareholder who would otherwise be entitled to receive a fraction of an Akebia Share (including a restricted Akebia Share) pursuant to the Merger (after taking into account all Keryx Shares held immediately prior to the Effective Time by such holder) shall, in lieu of such fraction of a share and upon surrender of such Certificate or Book-Entry Shares, be paid in cash the dollar amount determined in accordance with Section 1.09(d).

(d)    All calculations performed pursuant to the terms of this Agreement shall be calculated to four decimal places (0.0001), where applicable.

(e)    At the Effective Time, by virtue of the Merger and without any action on the part of Akebia, Merger Sub, Keryx or any holder of shares thereof, each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation and, together with the shares described in Section 1.07(a)(ii), shall constitute the only outstanding shares of common stock of the Surviving Corporation.

(f)    In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the Keryx Shareholders in connection with the Merger.

1.08    Closing of the Keryx Transfer Books. At the Effective Time (i) (A) each certificate formerly representing any Keryx Share (other than an Excluded Share) (each a “Certificate”) and (B) each uncertificated Keryx Share (“Book-Entry Share”) (other than an Excluded Share) shall cease to be outstanding and in either case shall represent only the right to receive Akebia Shares (and cash in lieu of any fractional Akebia Shares) as contemplated by Section 1.07 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 1.09(e) and all holders of Certificates or Book-Entry Shares shall cease to have any rights as Keryx Shareholders; and (ii) the stock transfer books of Keryx shall be closed with respect to all Keryx Shares outstanding immediately prior to the Effective Time. No further transfer of any such Keryx Shares shall be made on such stock transfer books after the Effective Time. If after the Effective Time, a valid Certificate is presented to the Exchange Agent, to the Surviving Corporation or to Akebia, such Certificate shall be cancelled and shall be exchanged as provided in this Article 1.

1.09    Exchange Fund; Exchange of Certificates.

(a)    Akebia shall designate American Stock Transfer & Trust Company, LLC to act as exchange agent in the Merger (the “Exchange Agent”) for the payment and delivery of the Merger Consideration pursuant to an exchange agent agreement reasonably acceptable to Keryx. At or prior to the Effective Time, Akebia shall cause to be deposited with the Exchange Agent, for the benefit of the Keryx Shareholders, for exchange in accordance with this Article 1 through the Exchange Agent, on behalf of itself, the maximum number of Akebia Shares that become issuable pursuant to Section 1.07(a)(iii) for delivery to the Merger Consideration recipients entitled thereto (such Akebia Shares being the “Exchange Fund”).

(b)    At the Effective Time and without any action on the part of any holder, all Book-Entry Shares shall be deemed surrendered to the Exchange Agent, and Akebia shall cause the Exchange Agent to (i) deliver to each holder of Book-Entry Shares that number of uncertificated whole Akebia Shares that the holder is entitled to receive pursuant to this Article 1 and cancel such Book-Entry Shares and (ii) mail to each holder of Book-Entry Shares a check in the amount of any cash payable in respect of such holder Book-Entry Shares pursuant to Section 1.09(d).

(c)    Akebia shall cause the Exchange Agent to mail to the record holders of Certificates (other than holders of Recap Shares and Excluded Shares) (i) a letter of transmittal in customary form and containing such provisions as Akebia and Keryx may reasonably specify (including a provision confirming that delivery of Certificates shall be effected, and risk of loss and title to Keryx Shares shall pass, only upon delivery of such Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Certificates in exchange for the Akebia Shares, as provided in Section 1.07(a). Upon surrender of a Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Akebia, (A) the holder of such Certificate shall be entitled to receive in exchange a certificate or evidence of shares in book-entry form representing the number of whole Akebia Shares that such holder has the right to receive pursuant to the provisions of Section 1.07(a) (and cash in lieu of any fractional Akebia Shares pursuant to Section 1.07(c)) and (B) such Certificate so surrendered shall immediately be canceled. Until surrendered as contemplated by this Section 1.09(c), each Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive Akebia Shares (and cash in lieu of any fractional Akebia Shares pursuant to Section 1.09(d)) as contemplated by this Article 1 and any distribution or dividend with respect to Akebia Shares, the record date for which is after the Effective Time. In the event of a transfer of ownership of Keryx Shares that is not registered in the transfer records of Keryx, a Certificate or evidence of shares in book-entry form representing the proper number of Akebia Shares may be issued to a Person other than the Person in whose name such Certificate so surrendered is registered if such Certificate is properly endorsed or otherwise be in proper form for transfer, and the Person requesting such issuances pays any transfer or other Taxes required by reason of the issuance of the Akebia Shares to a person other than the registered holder of such Keryx Shares or establish to the satisfaction of Akebia that such Taxes have been paid or are not applicable. If any Certificate shall have been lost, stolen or destroyed, Akebia may, in its discretion and as a condition precedent to the issuance of any certificate or evidence of shares in book-entry form representing Akebia Shares, require the owner of such lost, stolen or destroyed Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Akebia may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Akebia or the Surviving Corporation with respect to such Certificate.

(d)

(i)    As promptly as practicable following the Effective Time, Akebia shall cause the Exchange Agent to determine the excess of (A) the number of whole Akebia Shares issued and delivered to the Exchange Agent representing the Merger Consideration over (B) the aggregate number of whole Akebia Shares to be distributed to former holders of Keryx Shares pursuant to Section 1.07(a) (determined before taking into account any Akebia Shares withheld under Section 1.10) (such excess, the “Akebia Excess Shares”).

Following the Effective Time, Akebia shall cause the Exchange Agent, on behalf of former Keryx Shareholders, to sell the Akebia Excess Shares at then prevailing prices on the NASDAQ Global Market (“NASDAQ”) in the manner provided in Section 1.09(d)(ii).

(ii)    The sale of the Akebia Excess Shares by the Exchange Agent shall be executed on the NASDAQ through one (1) or more member firms of the NASDAQ and shall be executed in round lots to the extent practicable. The Exchange Agent shall use commercially reasonable efforts to complete the sale of the Akebia Excess Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Certificates and Book-Entry Shares formerly representing Keryx Shares, the Exchange Agent shall hold such proceeds in trust for holders of Keryx Shares (the “Keryx Shares Trust”). Akebia shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of Akebia Excess Shares. The Exchange Agent shall determine the portion of the Keryx Shares Trust to which each former Keryx Shareholder is entitled, if any, by multiplying that amount of the aggregate net proceeds composing the Keryx Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former Keryx Shareholder is entitled (after taking into account all Keryx Shares held as of immediately prior to the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Keryx Shares are entitled.

(iii)    As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates and Book-Entry Shares formerly representing Keryx Shares with respect to any fractional share interest, the Exchange Agent shall make available such amounts to such holders of Certificates and Book-Entry Shares, subject to and in accordance with the terms of this Section 1.09.

(e)    All Akebia Shares to be issued and delivered to the Exchange Agent pursuant to this Section 1.09 shall be deemed issued and outstanding as of the Effective Time, and if a dividend or other distribution is declared by Akebia in respect of Akebia Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Akebia Shares issuable pursuant to this Agreement. No dividends or other distributions declared or made with respect to the Akebia Shares with a record date after the Effective Time shall be paid to the holder of an unsurrendered Certificate with respect to the Akebia Shares that such holder has the right to receive pursuant to the Merger until such holder surrenders such Certificate in accordance with this Section 1.09. All such dividends and other distributions shall be paid by Akebia to the Exchange Agent after deduction of any applicable Taxes and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Section 1.09. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to the recordholder thereof, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such Akebia Shares and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such Akebia Shares with a record date after the Effective Time but with a payment date subsequent to surrender.

(f)    Any portion of the Exchange Fund that remains undistributed to holders of Certificates as of the date one (1) year after the Closing Date shall be delivered to Akebia upon demand, and any holders of Certificates who have not theretofore surrendered their Certificates to the Exchange Agent in accordance with Section 1.09(c), as well as any holders of Book-Entry Shares who have not theretofore cashed any check payable to them in accordance with Section 1.09(d), shall thereafter look only to Akebia for satisfaction of their claims for Akebia Shares, cash in lieu of fractional Akebia Shares and any dividends or distributions with respect to Akebia Shares, subject to applicable abandoned property law, escheat law or similar Law.

(g)    None of Akebia, Merger Sub or the Surviving Corporation or any of their respective Affiliates shall be liable to any current or former Keryx Shareholder or to any other Person with respect to any Akebia Shares (or dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. If any Certificate shall not have been surrendered prior to five (5) years after the Closing Date (or immediately prior to such earlier date on which any Akebia Shares or any dividends or other distributions payable to the holder of such Certificate would otherwise escheat to or become the property of any Governmental Body), any Akebia Shares issuable upon the surrender of, or any dividends or other distributions in respect of, such Certificate shall, to the extent permitted by applicable Law, become the property of Akebia, free and clear of all claims or interest of any Person previously entitled thereto.

1.10    Withholding. Each of Keryx, Akebia, the Surviving Corporation, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct or withhold such amounts as it determines, in its sole discretion, are necessary to cover all required withholdings from the amounts payable (including Akebia Shares deliverable) under this Agreement and any other agreement or arrangements entered into in connection therewith in accordance with the Code and any other applicable Law. Any such withheld or deducted amount shall be timely paid over to the appropriate Governmental Body and treated as though such amount had been paid to the Person in respect of whom such withholding was determined to be necessary. Any compensatory payments contemplated to be made hereunder shall be made through the payroll procedures of the applicable Person.

1.11    Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, in the event that Keryx changes the number of Keryx Shares issued and outstanding prior to the Effective Time or Akebia changes the number of Akebia Shares issued and outstanding prior to the Effective Time, in either case, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the consideration paid in accordance with this Agreement, including the Exchange Multiplier, shall be equitably adjusted to reflect such change.

1.12    Further Action. If, at any time after the Effective Time, any further action is determined by Akebia or Keryx to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to rights and property of Merger Sub and Keryx, the officers and directors of Akebia shall be further authorized to take such action. Akebia and the Surviving Corporation also shall take such further actions as may be necessary or desirable to ensure that the Exchange Agent sends out the letters of transmittal to the Keryx Shareholders and issues certificates or evidence of shares in book-entry form representing Akebia Shares to such shareholders in accordance with Section 1.09.

1.13    Post-Merger Operations.

(a)    Akebia shall take all necessary corporate action to cause, as of the Effective Time, an increase in the size of the Akebia Board to nine (9) directors, comprised of (i) four (4) directors designated by the Akebia Board, each of whom shall be a director of Akebia immediately prior to the date hereof and be reasonably acceptable to Keryx (the “Continuing Directors”), (ii) four (4) directors designated by the Keryx Board, each of whom shall be a director of Keryx immediately prior to the date hereof and be reasonably acceptable to Akebia (the “Keryx Board Designees”) and (iii) one (1) additional director to be designated by the Keryx Board (the “Additional Director”), who shall serve as the chairperson and be reasonably acceptable to Akebia, in each case subject to each individual’s ability and willingness to serve and who shall serve until such individual’s successor is duly elected or appointed and qualified in accordance with applicable Law; provided, that the Keryx Board Designees may choose (who shall be reasonably acceptable to Akebia) to select the chairperson from amongst the Keryx Board Designees and in such an event such Keryx Board Designee shall serve as chairperson and the Continuing Directors and the Keryx Board Designees will select the Additional Director, who shall be a person not on either the Akebia Board or the Keryx Board as of the date hereof. Such designees, including the appointment of the chairperson, shall be identified promptly following the date hereof and, in any event, in advance of and for inclusion in the Joint Proxy Statement. In the event any designee becomes unable or unwilling to serve prior to the Effective Time on the Akebia Board in the role identified, a replacement for such designee shall be determined prior to the Effective Time in accordance with the principles set forth in this Section 1.13(a). Promptly following the signing, and in any event prior to the filing of the Joint Proxy Statement, Akebia and Keryx shall work in good faith to equitably allocate designees among the three Classes of directors.

(b)    Akebia shall take all necessary action to cause, as of the Effective Time, John Butler to continue to serve as the Chief Executive Officer of Akebia. In the event that John Butler is not the Chief Executive Officer of Akebia immediately prior to the Effective Time, Akebia will select another individual reasonably acceptable to Keryx to be appointed as Chief Executive Officer of Akebia as of the Effective Time.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF KERYX

Except as otherwise disclosed in (a) Keryx SEC Documents filed at least twenty-four (24) hours prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature) or (b) the confidential disclosure letter delivered by Keryx to Akebia prior to the execution and delivery of this Agreement (the “Keryx Disclosure Letter”), Keryx represents and warrants to Akebia as follows:

2.01    Organization and Corporate Power. Keryx is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each of Keryx and its Subsidiaries has all requisite corporate power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not constitute a Keryx Material Adverse Effect. Each of Keryx and its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not constitute a Keryx Material Adverse Effect. True and complete copies of the certificate of incorporation and bylaws of Keryx (including an amendment to such bylaws approved by the Keryx Board to include an exclusive forum bylaw prior to the date hereof) and the organizational documents of each Subsidiary of Keryx (the “Keryx Organizational Documents”), each as in effect as of the date hereof, have been heretofore made available to Akebia.

2.02    Authorization; Valid and Binding Agreement. Keryx has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the Contemplated Transactions, subject, in the case of the Merger, to the receipt of the affirmative vote of a majority of the issued and outstanding Keryx Shares entitled to vote thereon in favor of the adoption of this Agreement and approval of the Merger (the “Keryx Shareholder Approval”). The Keryx Board has unanimously (i) approved the execution, delivery and performance of this Agreement, (ii) determined that the terms of this Agreement, the Merger and the Contemplated Transactions are fair to, and in the best interests of, Keryx and its shareholders, (iii) declared this Agreement advisable and (iv) resolved to recommend that the Keryx Shareholders adopt this Agreement (the “Keryx Recommendation”). The Keryx Board has directed that Keryx submit the adoption of this Agreement to a vote at the Keryx Shareholders’ Meeting. As of the date of this Agreement, such approvals, determinations, declarations, resolutions and directions are valid and have not been amended or withdrawn. Assuming the accuracy of the representations and warranties in Section 3.23, to the Knowledge of Keryx, no Takeover Law applies to this Agreement or the Contemplated Transactions. Except for the Keryx Shareholder Approval, no other corporate proceeding, including pursuant to the Laws of the State of Delaware or the listing standards of the NASDAQ Global Market, on the part of Keryx is necessary to authorize or adopt this Agreement or to consummate the Merger and the Contemplated Transactions (except for the filing of the appropriate merger documents as required by applicable Law). Keryx has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Akebia and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

2.03    Capital Stock.

(a)    The authorized capital stock of Keryx consists of 230,000,000 Keryx Shares and 5,000,000 shares of preferred stock, $0.001 par value per share, of which, as of June 22, 2018 (the “Measurement Date”), 120,378,658 Keryx Shares (including Keryx Restricted Shares) and no shares of preferred stock were issued and outstanding.

(b)    Section 2.03(b) of the Keryx Disclosure Letter sets forth a true and complete list as of the Measurement Date of the outstanding Keryx Options and Keryx Restricted Shares, including, with respect to each award of Keryx Options or Keryx Restricted Shares, (i) the number of Keryx Shares subject thereto (which number represents, for outstanding awards subject to performance-based vesting under a Keryx Equity Plan, the “maximum” level), (ii) the holder thereof (redacted names acceptable), (iii) the date of grant, (iv) the exercise price (if any), (v) the vesting schedule and/or other vesting provisions, including any accelerated vesting conditions, (vi) with respect to each Keryx Restricted Share award, whether an election under Section 83(b) of the Code was filed and (vii) with respect to each Keryx Option, whether such Keryx Option is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code; and, as of the Measurement Date, there are no other Keryx Options, Keryx Restricted Shares or other equity or equity-based awards outstanding and Keryx has granted no other such awards since the Measurement Date and prior to the date of this Agreement or changed the vesting or other terms and conditions applicable thereto except as expressly provided in this Agreement.

(c)    As of the close of business on the Measurement Date, there were 35,582,335 Keryx Shares subject to issuance upon conversion of the outstanding Zero Coupon Convertible Senior Notes due 2021 of Keryx (the “Convertible Notes”). All of the outstanding Convertible Notes have been duly authorized by all necessary corporate action and were issued in accordance with the terms of the Indenture and applicable Laws. The Baupost Group Securities, L.L.C. (“Baupost”) has represented to Keryx that it was (directly or through its Affiliates) the sole holder of Convertible Notes as of the close of business on the Measurement Date.

(d)    All of the outstanding Keryx Shares have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding Keryx Shares were issued in compliance with all applicable Laws concerning the issuance of securities. Except as referred to in this Section 2.03 or as set forth in Section 2.03(d) of the Keryx Disclosure Letter, Keryx does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by Keryx. Except as referred to in this Section 2.03 or as set forth in Section 2.03(d) of the Keryx Disclosure Letter, there are no outstanding (i) shares of capital stock or other equity interests or voting securities of Keryx, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of Keryx, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require Keryx to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of Keryx, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to Keryx or (v) bonds, debentures, notes or other indebtedness of Keryx having the right to vote on any matters on which Keryx Shareholders may vote.

(e)    [Reserved.]

(f)    All of the outstanding Keryx Options and Keryx Restricted Shares have been duly authorized by all necessary corporate action and were granted in accordance with the terms of all applicable Keryx Equity Plans and applicable Laws.

2.04    Subsidiaries. Section 2.04 of the Keryx Disclosure Letter lists all of the Subsidiaries of Keryx, and for each Subsidiary, the state or country of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. Each of the Subsidiaries of Keryx is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept exists in such jurisdiction) under the laws of the jurisdiction of its incorporation or organization. All of the outstanding shares of capital stock or equivalent equity interests of each of Keryx’s Subsidiaries have been validly issued, are fully paid and nonassessable, and are owned of record and beneficially, directly or indirectly, by Keryx free and clear of all Liens (other than Permitted Liens). None of Keryx’s Subsidiaries has any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing. There are not outstanding or authorized any options or other rights to acquire from any of Keryx’s Subsidiaries, or any obligations of any of Keryx’s Subsidiaries to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of any of Keryx’s Subsidiaries (collectively, “Keryx Subsidiary Securities”). There are no outstanding obligations of Keryx or its Subsidiaries to repurchase, redeem, or otherwise acquire any Keryx Subsidiary Securities, and there are no other options, calls, warrants, or other rights, relating to Keryx Subsidiary Securities to which Keryx or its Subsidiaries is a party. Except for the capital stock or other equity or voting interests of its Subsidiaries, Keryx does not own, directly or indirectly, any capital stock or other equity or voting interests in any person.

2.05    No Breach. Except as set forth in Section 2.05 of the Keryx Disclosure Letter, with respect to clause (i), for any conflicts, violations, breaches, defaults or other occurrences which would not (A) constitute a Keryx Material Adverse Effect, (B) prevent or materially delay consummation of the Merger, or (C) otherwise prevent or materially delay performance by Keryx of any of its material obligations under this Agreement, the execution, delivery and performance of this Agreement by Keryx and, subject to obtaining the Keryx Shareholder Approval, the consummation of the Contemplated Transactions do not (i) conflict with or violate the Keryx Organizational Documents or the organizational documents of a Keryx Subsidiary, (ii) assuming all consents, approvals, authorizations and other actions described in Section 2.06 have been obtained and all filings and obligations described in Section 2.06 have been made, conflict with or violate any Law, statute, rule or regulation or order, judgment or decree to which Keryx, its Subsidiaries or any of its or their properties or assets is subject or (iii) in any material respect: conflict with or result in any breach of, constitute a default under, result in a violation of, give rise to a right of termination, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in the creation of any Lien upon any assets of Keryx pursuant to, or require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any court, other Governmental Body or other third party or Person pursuant to, the provisions of any Keryx Material Contract.

2.06    Consents, etc. Except for (i) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) promulgated thereunder (the “Exchange Act”), (iii) the filing of the Registration Statement under the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Securities Act”), (iv) any filings required under state securities Laws, (v) any filings required by NASDAQ, (vi) the filing of the Certificate of Merger, (vii) the filing of all material applications, consents, approvals, authorizations and notices, as required by the FDA, the DEA and any other federal, state, local or foreign Governmental Body that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices or is concerned with or regulates public health care programs, (viii) any filings of appropriate documents with the relevant authorities of other states in which Keryx or any of its Subsidiaries is qualified to do business, in each case, which have or will be made and (ix) any filings the failure of which to make would not (A) prevent or materially delay consummation of the Merger or (B) otherwise prevent or materially delay performance by Keryx of any of its material obligations under this Agreement, Keryx is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body is required to be obtained by Keryx in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations the failure of which to obtain would not (A) prevent or materially delay consummation of the Merger, or (B) otherwise prevent or materially delay performance by Keryx of any of its material obligations under this Agreement.

2.07    SEC Reports; Disclosure Controls and Procedures.

(a)    Keryx has timely filed or furnished all reports and other documents with the SEC required to be filed or furnished by Keryx since December 31, 2015 (such reports or documents, the “Keryx SEC Documents”). No Subsidiary of Keryx is required to file or furnish, or files or furnishes, any form, report or other document with the SEC. Except as set forth in Section 2.07 of the Keryx Disclosure Letter, as of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such most recent applicable amendment, supplement or superseding filing): (i) each of the Keryx SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), each as in effect on the date so filed or furnished, and (ii) none of the Keryx SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)    The financial statements (including related notes, if any) contained in the Keryx SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC); and (iii) fairly presented in all material respects the consolidated financial position of Keryx and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Keryx and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(c)    Keryx has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Keryx (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Keryx in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Keryx’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Keryx’s auditors and the audit committee of the Keryx Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect Keryx’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Keryx’s internal control over financial reporting. Since December 31, 2015, any material change in internal control over financial reporting required to be disclosed in any Keryx SEC Document has been so disclosed.

(d)    Since December 31, 2015, neither Keryx nor any of its Subsidiaries nor, to the Knowledge of Keryx, any director, officer, employee, auditor, accountant or representative of Keryx or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Keryx or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Keryx or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(e)    As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Keryx SEC Documents and none of the Keryx SEC Documents is the subject of ongoing SEC review. There are no SEC inquiries or investigations pending, or to the Knowledge of Keryx, threatened, in each case regarding any accounting practices of Keryx.

(f)    Keryx is not a party to, and has no commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Keryx, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Keryx in Keryx’s published financial statements or other Keryx SEC Documents.

2.08    No Undisclosed Liabilities. Except (i) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of Keryx as of March 31, 2018, that is included in the Keryx SEC Documents; (ii) as incurred after the date thereof in the ordinary course of business consistent with past practice, (iii) arising out of or in connection with this Agreement or the Contemplated Transactions or (iv) as set forth in Section 2.08 of the Keryx Disclosure Letter, Keryx, together with its Subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of Keryx and its Subsidiaries (or disclosed in the notes to such balance sheet) that would have a material impact on Keryx.

2.09    Absence of Certain Developments. From the Keryx Balance Sheet Date to the date hereof, there has not been any Keryx Material Adverse Effect. Except as set forth in Section 2.09 of the Keryx Disclosure Letter, in connection with the Contemplated Transactions, since the Keryx Balance Sheet Date, Keryx has carried on and operated its business in all material respects in the ordinary course of business consistent with past practice, and neither Keryx nor its Subsidiaries has taken, committed or agreed to take any actions that would have been prohibited by Section 4.01(b) if such covenants had been in effect as of the Keryx Balance Sheet Date.

2.10    Compliance with Laws.

(a)    Keryx and its Subsidiaries are, and have been since January 1, 2015, in compliance with all Laws applicable to them, any of their properties or other assets or any of their business or operations (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Keryx) and except where any noncompliance would not have a Keryx Material Adverse Effect.

(b)    Since January 1, 2015, (i) neither Keryx nor any of its Subsidiaries has received any written notice from any Governmental Body that alleges or relates to (A) any material violation or noncompliance (or reflects that Keryx or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Body for such alleged noncompliance) with any applicable Law or (B) any fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Keryx Permit and (ii) neither Keryx nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law.

(c)    Since January 1, 2015, Keryx and each of its Subsidiaries have timely filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Body, including state health and regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith, except where the failure to make such filings or pay such fees and assessments would not have a material impact on Keryx.

(d)    Keryx and each of its officers and directors (in their capacities as such) is in material compliance with, and has complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ Global Market.

(e)    Except as would not have a Keryx Material Adverse Effect, (i) Keryx and its Subsidiaries are in compliance with applicable Law, including the EU General Data Protection Regulation 2016/679/EU of April 27, 2016, as applicable, as well as applicable contractual requirements and its own published policies, relating to privacy, data protection and the collection, transfer and use of personally identifiable information collected, used or held for use by Keryx, (ii) no claims or, to the Knowledge of Keryx, investigations by Governmental Body, are pending, or threatened in writing, against Keryx or any of its Subsidiaries alleging a violation of any applicable Law concerning the privacy data protection, processing, transfer or security of such information and (iii) neither Keryx nor its Subsidiaries have suffered any data breaches or security incidents that to the Knowledge of Keryx has resulted in unauthorized access to any personally identifiable information collected, used or held for use by Keryx.

2.11    Title to Properties.

(a)    Keryx and its Subsidiaries have sufficient title to, or hold pursuant to valid and enforceable leases or other comparable contract rights, all of the tangible personal property and other tangible assets necessary for the conduct of the business of Keryx and its Subsidiaries, taken as a whole, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not have a Keryx Material Adverse Effect. To Keryx’s Knowledge, all such items of tangible personal property are in operating condition and repair (ordinary wear and tear excepted) and have been maintained in accordance with normal industry practices, except where the failure to be in such condition or to be so maintained would not constitute a Keryx Material Adverse Effect.

(b)    Keryx does not own any real property. The leased real property described in Section 2.11(b) of the Keryx Disclosure Letter (the “Keryx Real Property”) constitutes all of the real property used, occupied or leased by Keryx or its Subsidiaries. Except as would not have a Keryx Material Adverse Effect, (i) the Keryx Real Property leases are in full force and effect, and Keryx holds a valid and existing leasehold interest in the Keryx Real Property under each such applicable lease, (ii) neither Keryx nor any of its Subsidiaries, to Keryx’s Knowledge, any other party to the applicable the Keryx Real Property leases is in default under any of such leases, and (iii) no event has occurred which, if not remedied, would result in a default by Keryx under the Keryx Real Property leases, and, to Keryx’s Knowledge, no event has occurred which, if not remedied, would result in a default by any party other than Keryx under the Keryx Real Property leases.

2.12    Tax Matters.

(a)    (i) Keryx and its Subsidiaries have timely filed (taking into account any applicable extensions) all material Tax Returns required to be filed by them; (ii) such Tax Returns are true, complete and correct in all material respects; (iii) Keryx and its Subsidiaries have paid all material Taxes as due and payable (whether or not shown on any Tax Return); and (iv) as of the Keryx Balance Sheet Date, any material liability of Keryx or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of Keryx in accordance with applicable accounting practices and procedures. The charges, accruals and reserves for Taxes with respect to Keryx and its Subsidiaries reflected on the financial statements filed with the SEC prior to the date hereof are adequate, in accordance with GAAP, to cover all material amounts of Taxes payable by Keryx and its Subsidiaries for all periods through the date of such financial statements, and such charges, accruals and reserves, as adjusted for the passage of time and ordinary course business operations through the Closing Date are adequate to cover all material amounts of Taxes payable by Keryx and its Subsidiaries for all periods through the Closing Date.

(b)    No claim has been made in writing by any Governmental Body in a jurisdiction where Keryx or any of its Subsidiaries do not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Returns. There are no material liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Keryx or any of its Subsidiaries. Keryx and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. Neither Keryx nor any of its Subsidiaries has been a party to any “listed transaction” as defined in Code Section 6707A(c)(2) and the regulations promulgated under the Code, as such regulations may be amended from time to time (“Treasury Regulations”) Section 1.6011-4(b)(2).

(c)    No material U.S., federal, state, local or foreign Tax Actions are pending or being conducted with respect to Keryx or any of its Subsidiaries. All assessments for material amounts of Taxes due from Keryx or any of its Subsidiaries with respect to completed and settled Actions have been timely paid in full.

(d)    (i) There is no outstanding request for any extension of time for Keryx or any of its Subsidiaries to pay any material Tax or file any material Tax Return, other than any such request made in the ordinary course of business, and (ii) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Tax of Keryx or any of its Subsidiaries, and no power of attorney with respect to any such Taxes has been granted to any Person, in each case, that is currently in force.

(e)    Neither Keryx nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or similar agreement (other than, in each case, any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes) (a “Tax Allocation Agreement”). Neither Keryx nor any of its Subsidiaries (i) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group comprised solely of Keryx and its Subsidiaries) or (ii) has liability for the Taxes of any Person (other than Keryx or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract, or otherwise (other than any commercial agreements entered into in the ordinary course of business that do not relate primarily to Taxes).

(f)    Neither Keryx nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Code section 355(a)(1)(A) (or any similar provision of state, local or non-U.S. Law) in any distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) (i) occurring during the two (2)-year period ending on the date hereof or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(g)    Neither Keryx nor any of its Subsidiaries shall be required to include any material item of income in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (ii) installment sale or open transaction made on or prior to the Closing Date, (iii) election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) or (iv) prepaid amount received prior to the Closing Date.

(h)    None of Keryx or any of its Subsidiaries has had an ownership change as described in Section 382(g) of the Code.

(i)    Other than as set forth on Section 2.12(j) of the Keryx Disclosure Letter, neither Keryx nor any of its Subsidiaries has any liability pursuant to Section 965(a) of the Code as in effect on the Closing Date.

(j)    Neither Keryx nor any of its Subsidiaries has agreed to, requested or is required to include any adjustment under Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) by reason of a change in accounting method or otherwise.

(k)    To Keryx’s Knowledge, there are no facts, agreements, plans or other circumstances, and neither Keryx nor any of its Subsidiaries has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(l)    It is agreed and understood that no representation or warranty is made by Keryx in respect of Tax matters in any Section of this Agreement other than Section 2.07, Section 2.08, Section 2.09, this Section 2.12, Section 2.17 and Section 2.22.

2.13    Contracts and Commitments.

(a)    As of the date hereof and except as set forth in Section 2.13 of the Keryx Disclosure Letter, neither Keryx nor any of its Subsidiaries is a party to or bound by any

(i)    “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Keryx or any of its Subsidiaries that was required to be, but has not been, filed with the SEC with Keryx’s Annual Report on Form 10-K for the year ended December 31, 2017, or any Keryx SEC Documents filed after the date of filing of such Form 10-K until the date hereof;

(ii)    Contract (A) relating to the disposition or acquisition by Keryx or any of its Subsidiaries of a material amount of assets or equity (1) after the date of this

Agreement, other than the sale of inventory in the ordinary course of business consistent with past practice, or (2) prior to the date hereof, which contains any material ongoing obligations (including sale of inventory, indemnification, “earn-out” or other contingent obligations) that are still in effect that are reasonably likely to result in claims in excess of $1,000,000 or (B) pursuant to which Keryx or any of its Subsidiaries will acquire or dispose of any material ownership interest in any other person or other business enterprise other than Keryx’s Subsidiaries;

(iii)    collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body (other than any statutorily mandated agreement in non-U.S. jurisdictions);

(iv)    Contract establishing any joint ventures, partnerships, collaborations or similar arrangements;

(v)    Contract (A) prohibiting or materially limiting the right of Keryx or its Subsidiaries (1) to compete in any line of business, (2) to conduct business with any Person or in any geographical area, or (3) to develop or commercialize compounds with respect to any therapeutic area, class of drugs or mechanism of action, (B) obligating Keryx or its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single party, to purchase a specified minimum amount of goods or services, or sell any product or service exclusively to a single party or (C) under which any Person has been granted the right to manufacture, sell, market or distribute any product of Keryx or its Subsidiaries on an exclusive basis to any Person or group of Persons or in any geographical area;

(vi)    Contract in respect of Indebtedness of $1,000,000 or more, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly-owned subsidiaries, in each case in the ordinary course of business consistent with past practice;

(vii)    Contract (other than a Keryx Plan) between Keryx, on the one hand, and any Affiliate of Keryx (other than a Subsidiary of Keryx), on the other hand;

(viii)    Contract relating to the voting or registration of any securities;

(ix)    Contract containing a right of first refusal, right of first negotiation or right of first offer in favor of a party other than Keryx or its Subsidiaries;

(x)    Contract under which Keryx or Keryx’s Subsidiaries are expected to make annual expenditures or receive annual revenues in excess of $2,500,000 during the current or a subsequent fiscal year;

(xi)    Settlement agreement, or agreement entered into in connection with a settlement agreement, corporate integrity agreement, consent decree, deferred prosecution agreement, or other similar type of agreement with any Governmental Bodies or Keryx Regulatory Agencies that has existing or contingent performance obligations;

(xii)    Contract of Keryx or any of its Subsidiaries relating to the settlement of any litigation proceeding that provides for any continuing material obligations on the part of Keryx or any of its Subsidiaries;

(xiii)    Contract of Keryx or any of its Subsidiaries that prohibits, limits or restricts the payment of dividends or distributions in respect of the capital stock of Keryx or any of its Subsidiaries or otherwise prohibits, limits or restricts the pledging of capital stock of Keryx or any of its Subsidiaries or prohibits, limits or restricts the issuance of guarantees by Keryx or any of its Subsidiaries;

(xiv)    IP Contract;

(xv)    Contract with any payor, wholesaler, distributor, dialysis organization (other than clinical trial agreements with a dialysis organization), pharmacy or governmental payor;

(xvi)    master services or similar Contract with any third party manufacturer or supplier for the manufacture and/or supply of materials or products in the supply chain for Products (but excluding statements of work or similar documentation thereunder);

(xvii)    Contract providing for any guaranty by Keryx or any of its Subsidiaries of third-party obligations (under which Keryx or any of its Subsidiaries has continuing obligations as of the date hereof) of $1,000,000 or more, other than any guaranty by Keryx or any of its Subsidiaries’ obligations;

(xviii)    Contract with any Healthcare Provider obligating Keryx or any of its Subsidiaries to make over $250,000 in annual payments in the aggregate (including, without limitation, cash, stock options, royalties and any other form of compensation) to such Healthcare Provider; or

(xix)    Contract to enter into any of the foregoing.

Each such Contract described in clauses (i) through (xviii) of this Section 2.13 or excluded therefrom due to the exception of being filed as an exhibit to the Keryx SEC Documents, together with each Keryx Real Property lease listed in Section 2.11(b) of the Keryx Disclosure Letter, is referred to herein as a “Keryx Material Contract.”

(b)    Akebia has been given access to a true and correct copy of all written Keryx Material Contracts, together with all material amendments, waivers or other changes thereto, and a correct and complete written summary setting forth the terms and conditions of each oral Keryx Material Contract.

(c)    Except as would not have a material impact on Keryx: (i) none of Keryx or any of its Subsidiaries (A) is, or has received written notice that any other party to any Keryx Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any rights or benefits under any Keryx Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Keryx Material Contract and (iii) each such Keryx Material Contract, unless expired pursuant to its terms, is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, Keryx or its Subsidiary, and, to the Knowledge of Keryx, each other party thereto. As of the date hereof, no party to any Keryx Material Contract has given any written notice of termination or cancellation of any Keryx Material Contract or that it intends to seek to terminate or cancel any Keryx Material Contract (whether as a result of the Contemplated Transactions or otherwise).

2.14    Intellectual Property.

(a)    Section 2.14(a) of the Keryx Disclosure Letter sets forth, as of the date of this Agreement, a list of all (i) Patents, (ii) Trademarks, (iii) Copyrights and (iv) Internet domain names, in each instance, that are owned (or purported to be owned) by or exclusively licensed to Keryx or its Subsidiaries and that are the subject of a registration or a pending application for registration (collectively, “Keryx Registered Intellectual Property”) indicating, for each such item in (i), (ii), (iii) and (iv), as applicable and as of the date hereof, the name of the current legal and record owner(s), the jurisdiction of application/registration, the application/registration number and the filing/issuance date.

(b)    To the Knowledge of Keryx, all assignments to Keryx or its Subsidiaries of Patents constituting Owned Intellectual Property that are material to the business of Keryx and its Subsidiaries exist and have been properly executed and recorded. Keryx or one of its Subsidiaries (i) except as disclosed in Section 2.14(b) of the Keryx Disclosure Letter, (A) solely and exclusively own all right, title and interest in and to all Owned Intellectual Property and (B) to the Knowledge of Keryx, is the sole and exclusive (as set forth in the applicable license agreement) licensee of all Exclusive Intellectual Property, in each case free and clear of all Liens (except for Permitted Liens and licenses granted under the IP Contracts) and (ii) to the Knowledge of Keryx, without giving effect to 35 US §271(e)(1) or any comparable Laws, possess legally sufficient and enforceable rights to use all other Intellectual Property used in connection with the conduct of Keryx’s and its Subsidiaries’ businesses; provided, however, that the foregoing shall not be interpreted as a representation of non-infringement of third-party Intellectual Property, which is dealt with exclusively in Section 2.14(c) below. None of the Owned Intellectual Property or, to the Knowledge of Keryx, Exclusive Intellectual Property is subject to any pending or, to the Knowledge of Keryx, threatened claims of joint ownership and all registration, renewal, maintenance and other payments that are or have become due with respect to each item of Keryx Registered Intellectual Property have been timely paid as of the date hereof, by or on behalf of the owner of such item. The Owned Intellectual Property and the Exclusive Intellectual Property are each (A) subsisting and, to the Knowledge of Keryx, valid and enforceable and (B) not subject to any outstanding order, judgment, or decree.

(c)    Except as disclosed in Section 2.14(c) of the Keryx Disclosure Letter, no Patent constituting Owned Intellectual Property or, to the Knowledge of Keryx, Exclusive Intellectual Property has been or is now involved in any reissue, reexamination, inter-partes review, post-grant review, or opposition proceeding.

(d)    To the Knowledge of Keryx and without giving effect to 35 US §271(e)(1) or any comparable Laws, neither the conduct of Keryx’s and its Subsidiaries’ businesses (including, without limitation, the manufacturing or sale of Auryxia® (ferric citrate)), nor the use of any Intellectual Property by Keryx or its Subsidiaries misappropriates, infringes on, or otherwise violates the Intellectual Property of any Person. Since January 1, 2015, neither Keryx nor any of its Subsidiaries has received any written notice of any pending claim, order or proceeding with respect to any Intellectual Property of any Person. As of the date hereof, there is no Action pending or, to the Knowledge of Keryx, threatened against Keryx or its Subsidiaries or any of their respective Affiliates at Law or in equity by or before any Governmental Body alleging the violation, misappropriation, or infringement of the Intellectual Property of any Person or that any of the Owned Intellectual Property or Exclusively Licensed Intellectual Property is invalid or unenforceable.

(e)    To the Knowledge of Keryx and without giving effect to 35 US §271(e)(1) or any comparable Laws, no Person is misappropriating, infringing or violating, or intending to misappropriate, infringe or violate, any Owned Intellectual Property or Exclusive Intellectual Property.

(f)    Section 2.14(f) of the Keryx Disclosure Letter sets forth, as of the date hereof, a complete and correct list of all IP Contracts to which Keryx or any of its Subsidiaries is a party.

(g)    To the Knowledge of Keryx, each current and former employee of Keryx or any of its Subsidiaries who works or worked in Keryx’s or a Subsidiary’s business and each current and former independent contractor and consultant of Keryx or any of its Subsidiaries who provides or provided services to Keryx’s or a Subsidiary’s business, in each instance, who was or is involved in the invention, creation, development, design or modification of any Intellectual Property has executed a valid and binding written agreement expressly assigning to Keryx or one of its Subsidiaries all right, title, and interest in and to any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s or consultant’s work for Keryx or one of its Subsidiaries relating to Keryx’s or a Subsidiary’s business or any of the Products being researched, developed, manufactured or sold by Keryx or any of its Subsidiaries or that may be used with any such Products, and all Intellectual Property therein or related thereto. In addition, (i) to the Knowledge of Keryx, each current and former employee and each current and former independent contractor and consultant of Keryx or one of its Subsidiaries has executed, or is obligated to execute, a valid assignment for each Patent invented by such current or former employee of Keryx or such Subsidiary or current or former independent contractor or consultant relating to Keryx’s or a Subsidiary’s business or any of the Products being researched, developed, manufactured or sold by Keryx or any of its Subsidiaries or that may be used with any such Products and (ii) with respect to any Patent that is jointly owned by Keryx or any of its Subsidiaries and a third party, to Keryx’s Knowledge, such third party has obtained or is obliged to obtain a valid, written assignment from each of the inventors employed or contracted by such third party conveying all rights, title, and interest to such third party.

(h)    To the Knowledge of Keryx, each current and former employee of Keryx or any of its Subsidiaries who works or worked in Keryx’s or a Subsidiary’s business and each current and former independent contractor and consultant of Keryx or any of its Subsidiaries who provides or provided services to Keryx’s or a Subsidiary’s business, in each instance, is subject to a non-disclosure or other confidentiality agreement with respect to confidential information of Keryx.

(i)    Keryx has taken commercially reasonable steps to maintain, police and protect the Keryx Owned Intellectual Property and Keryx Exclusive Intellectual Property that is material to its business (“Keryx Material Intellectual Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Keryx Material Adverse Effect, all Keryx Material Intellectual Property that derives actual or potential economic value from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of Keryx, adequate for protection against unauthorized disclosure or use. To the Knowledge of Keryx, there has been no unauthorized disclosure of any such Keryx Material Intellectual Property.

(j)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material impact on Keryx, the IT Assets of Keryx operate (A) to the Knowledge of Keryx, in all material respects in accordance with their documentation and functional specifications and (B) as required by Keryx to operate its business as presently conducted and (C) to the Knowledge of Keryx, have not materially malfunctioned or failed. Keryx has implemented commercially reasonable measures to protect the confidentiality and security of such IT Assets and information stored or contained therein against any unauthorized use, access, interruption or corruption. Keryx has implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to its IT Assets. To the Knowledge of Keryx, Keryx and its Subsidiaries have obtained and possess valid licenses to use all of the software programs present on the IT Assets and other software-enabled electronic devices that Keryx or any of its Subsidiaries own or lease or that it or they have otherwise provided to its or their employees, independent contractors and consultants for their use.

(k)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Keryx Material Adverse Effect, to the Knowledge of Keryx and without giving effect to 35 US §271(e)(1) or any comparable Laws, Keryx owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or otherwise possesses legally enforceable rights to use) all Intellectual Property that is necessary for or used or held for use in the conduct of the business of Keryx in substantially the same manner as presently conducted. Neither the execution and delivery of this Agreement, nor the performance of this Agreement by Keryx, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or failure to consent to the continued use of, any rights of Keryx in any Keryx Owned Intellectual Property, Keryx Exclusive Intellectual Property or Keryx Material Non-Exclusive Intellectual Property except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Keryx Material Adverse Effect.

2.15    Litigation. As of the date of this Agreement, there are no Actions pending or, to Keryx’s Knowledge, no Actions threatened against Keryx or any of its Subsidiaries, at law or in equity, or before or by any Governmental Body, and Keryx and its Subsidiaries are not subject to or in violation of any outstanding judgment, injunction, rule, order or decree of any court or Governmental Body, except, in each case, that would not (A) have a Keryx Material Adverse Effect, (B) prevent or materially delay consummation of the Merger or (C) otherwise prevent or materially delay performance by Keryx of any of its material obligations under this Agreement. Section 2.15 of the Keryx Disclosure Letter sets forth a complete and accurate list of all Actions that have been filed or are on-going before any court or Governmental Body.

2.16    Insurance. Section 2.16 of the Keryx Disclosure Letter sets forth each insurance policy (including policies providing casualty, liability, medical and works compensation coverage) to which Keryx or any Subsidiary is currently a party. Except as would not have a Keryx Material Adverse Effect, (a) each insurance policy under which Keryx or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect, all premiums due thereon have been paid in full, and Keryx and its Subsidiaries are in material compliance with the terms and conditions of such insurance policy, (b) neither Keryx nor any of its Subsidiaries is in material breach or default under any such insurance policy, (c) no notice of cancellation or termination has been received with respect to any insurance policy and (d) to the Knowledge of Keryx, no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy.

2.17    Employee Benefit Plans.

(a)    Section 2.17 of the Keryx Disclosure Letter lists all Keryx Plans. Each Keryx Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service, and Keryx is not aware of any facts or circumstances that would reasonably be expected to jeopardize the qualification of such Keryx Plan. Each Keryx Plan complies in form and in operation in all material respects with the requirements of the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable Laws.

(b)    With respect to each material Keryx Plan, Keryx has made available to Akebia true and complete copies of the following (as applicable) prior to the date hereof: (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof; (ii) the summary plan description along with all summaries of material modifications thereto; (iii) all related trust instruments or other funding-related documents; (iv) a copy of the most recent financial statements for the plan; (v) a copy of all material correspondence with any Governmental Body relating to a Keryx Plan received or sent within the last three years and (vi) the most recent Internal Revenue Service determination or opinion letter.

(c)    Except as would not have a Keryx Material Adverse Effect, with respect to each Keryx Plan, (i) all required contributions to, and premiums payable in respect of, such Keryx Plan have been made or, to the extent not required to be made on or before the date hereof, have been properly accrued on Keryx’s financial statements in accordance with GAAP, and (ii) there are no Actions pending or, to Keryx’s Knowledge, threatened, other than routine claims for benefits.

(d)    Except as set forth in Section 2.17(d) of the Keryx Disclosure Letter, none of Keryx, any of its Subsidiaries or any of their respective ERISA Affiliates has at any time since January 1, 2012 sponsored or contributed to, or has or has had any Liability or obligation in respect of, a plan that is or was at any relevant time (i) subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. None of the Keryx Plans obligates Keryx or any of its Subsidiaries to provide a current or former officer, director, independent contractor or employee (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment or service with Keryx or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law at the sole expense of the participant and coverage through the end of the month of termination of employment or service.

(e)    Except as otherwise contemplated by this Agreement and except as set forth in Section 2.17(e) of the Keryx Disclosure Letter, neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any payment (including severance, bonus or other similar payment) becoming due to any current or former officer, director, independent contractor or employee of Keryx or any of its Subsidiaries, (ii) increase or otherwise enhance any benefits or compensation otherwise payable under any Keryx Plan, (iii) result in the acceleration of the time of payment or vesting of any payments or benefits under any Keryx Plan, (iv) require Keryx or its Subsidiaries to set aside any assets to fund any benefits under any Keryx Plan or result in the forgiveness in whole or in part of any outstanding loan made by Keryx to any Person, (v) limit the ability to amend or terminate any Keryx Plan or related trust or other funding mechanism or (vi) result in the payment of any “excess parachute payment” within the meaning of Code Section 280G or in the imposition of an excise Tax under Code Section 4999 or Section 409A (or, in either case, any corresponding provision of state, local or foreign Tax law). Keryx has no obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Code Section 4999 or Section 409A (or, in either case, any corresponding provision of state, local or foreign Tax law).

(f)    Except as would not have a Keryx Material Adverse Effect, with respect to each Non-U.S. Plan that is maintained, contributed to or required to be contributed to by Keryx or any of its Subsidiaries, the fair market value of the assets of each such funded Non-U.S. Plan, the liability of each insurer for any such Non-U.S. Plan funded through insurance or the book reserve established for any such Non-U.S. Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis (actual or contingent) with respect to all current or former participants under such Non-U.S. Plan according to the actuarial assumptions and valuation most recently used to determine employer contributions to such Non-U.S. Plan, and none of the Contemplated Transactions will cause such assets, insurance obligations or book reserves to be less than such benefit obligations. Each such Non-U.S. Plan required to be registered has been registered and has been maintained in all material respects in good standing with each applicable Governmental Body. No Non-U.S. Plan that is maintained, contributed to or required to be contributed to by Keryx or any of its Subsidiaries is a defined benefit pension plan.

2.18    Environmental Compliance and Conditions. Except for matters that would not have a Keryx Material Adverse Effect,

(a)    Keryx and its Subsidiaries are, and since January 1, 2015 have been, in compliance with all Environmental Laws;

(b)    Keryx or its Subsidiaries holds, and are and have been in compliance since January 1, 2015 with, all authorizations, licenses and Permits required under Environmental Laws to operate its business as presently conducted;

(c)    since January 1, 2015, neither Keryx nor its Subsidiaries has received any written claim, notice or complaint, or been subject to any Action from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Laws, and to the Knowledge of Keryx no such Action has been threatened;

(d)    neither Keryx nor any of its Subsidiaries has disposed of (or arranged for the disposal of) or released any Hazardous Substance at any real property, including the Keryx Real Property, so as to give rise to Liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), or any other Environmental Laws; and

(e)    to Keryx’s Knowledge, no Hazardous Substances are present or have been disposed of or released on, at, in or under any real property currently or formerly owned, leased or operated by Keryx or its Subsidiaries for which Keryx or its Subsidiaries has, or may have, Liability under Environmental Laws.

2.19    Employment and Labor Matters.

(a)    Neither Keryx nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body, there are no such agreements which pertain to employees of Keryx or any of its Subsidiaries in existence or in negotiation and no employees of Keryx or any of its Subsidiaries are represented by a labor union, works council or other employee representative body. Except as would not have a Keryx Material Adverse Effect, since January 1, 2015, there has been no actual or, to the Knowledge of Keryx, threatened unfair labor practice charges, grievances, arbitrations, strikes, lockouts, work stoppages or other labor disputes against or affecting Keryx or its Subsidiaries. Neither Keryx nor any of its Subsidiaries will incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the Contemplated Transactions.

(b)    Except as would not have a Keryx Material Adverse Effect, (i) there are no Actions or any disputes pending or, to Keryx’s Knowledge, threatened (A) between Keryx or any of its Subsidiaries and any of their respective officers, directors, employees or independent contractors or (B) by or before any Governmental Body affecting Keryx or any of its Subsidiaries concerning employment matters, and (ii) no labor union, labor organization, works council or group of employees of Keryx or its Subsidiaries has made a demand (that is pending as of the date hereof) for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding pending or threatened in writing as of the date hereof with the National Labor Relations Board (or any similar other Governmental Body) with respect to any employees of Keryx or its Subsidiaries. Section 2.19(b) of the Keryx Disclosure Letter sets forth a complete and accurate list of any material disputes or threatened (in writing) material disputes between Keryx or any of its Subsidiaries and any of their respective officers, directors, employees or independent contractors.

(c)    Except as would not have a material impact on Keryx, Keryx and its Subsidiaries are, and since January 1, 2015 have been, in compliance with all Laws relating to labor and employment, including all such Laws relating to wages, hours, human rights, immigration, discrimination, pay equity, employment equity, workers’ compensation, safety and health, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law.

(d)    There has been no “mass layoff” or “plant closing” (as defined by WARN or any similar foreign, state, provincial or local Laws) with respect to Keryx within the six (6) months prior to the date of this Agreement.

(e)    As of the date hereof, no Key Employee or group of employees has given notice of termination of employment or, to Keryx’s Knowledge, otherwise disclosed plans to Keryx or any of its Subsidiaries to terminate employment with Keryx or any of its Subsidiaries within the next twelve (12) months.

(f)    No Key Employee of Keryx or any of its Subsidiaries is employed under a non-immigrant work visa or other work authorization that is limited in duration.

(g)    Except as would not have a material impact on Keryx, (i) Keryx and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid, (ii) no Key Employee of Keryx is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, non-competition agreement, restrictive covenant or other obligation: (A) to Keryx or (B) to a former employer of any such employee relating (1) to the right of any such employee to be employed by Keryx or (2) to the knowledge or use of trade secrets or proprietary information and (iii) no Key Employee of Keryx or any of its Subsidiaries has been the subject of any sexual harassment or other misconduct allegations or violations of the Keryx employee handbook (which was made available to Akebia prior to the date of this Agreement) during his or her tenure at Keryx.

2.20    FDA and Regulatory Matters.

(a)    Except as would not have a material impact on Keryx, Keryx and its Subsidiaries hold all licenses, Permits, franchises, variances, registrations, exemptions, orders and other governmental authorizations, consents, approvals, and clearances, and have submitted notices to, all Governmental Bodies, including all authorizations under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act of 1944, as amended (the “PHSA”), and the regulations of the U.S. Food and Drug Administration (the “FDA”) promulgated thereunder, and any other Governmental Body that regulates the quality, identity, strength, purity, safety, efficacy or manufacturing of Keryx’s Products (any such Governmental Body, a “Keryx Regulatory Agency”) necessary for the lawful operation of the businesses of Keryx or any of its Subsidiaries as currently conducted (the “Keryx Permits”), and as of the date hereof, all such Keryx Permits are valid and in full force and effect. Except as would not have a material impact on Keryx, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Keryx Permit. Except as would not have a material impact on Keryx, Keryx and each of its Subsidiaries are in compliance with the terms of all Keryx Permits, and no event has occurred that, to the Knowledge of Keryx, would reasonably be expected to result in the revocation, cancellation, non-renewal or material adverse modification of any Keryx Permit. Since January 1, 2015, neither Keryx nor any of its Subsidiaries has received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from the FDA or other Keryx Regulatory Agency alleging that any operation or activity of Keryx or any of its Subsidiaries is in material violation of any applicable Law, except as would not have a Keryx Material Adverse Effect.

(b)    Except as would not have a material impact on Keryx, since January 1, 2015, all of Keryx’s and its Subsidiaries’ Products that are subject to the jurisdiction of the FDA or other Keryx Regulatory Agencies have been manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, promoted, advertised, detailed and distributed by or on behalf of Keryx or any of its Subsidiaries in all material respects in compliance with all applicable requirements under any Permit or Law, including applicable statutes and implementing regulations administered or enforced by the FDA or other Keryx Regulatory Agency. Except as would not have a material impact on Keryx, since January 1, 2015, all applications, submissions, notifications, information and data utilized by Keryx or its Subsidiaries as the basis for, or submitted by or, to the Knowledge of Keryx, on behalf of Keryx or its Subsidiaries in connection with, any and all requests for Keryx Permits relating to Keryx or any of its Subsidiaries when submitted to the FDA or other Keryx Regulatory Agency, were true, complete and correct as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, notifications, information and data required under applicable Laws have been submitted to the FDA or other Keryx Regulatory Agency.

(c)    Except as would not have a material impact on Keryx, since January 1, 2015, neither Keryx, nor its Subsidiaries, have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Keryx Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” or other similar Laws. Except as would not have a material impact on Keryx, neither Keryx nor or any of its Subsidiaries nor, to the Knowledge of Keryx, any of their respective officers, employees, contractors, suppliers or other entities or individuals performing research or work on behalf of Keryx or any of its Subsidiaries has been subject to any kind of consent decree, individual integrity agreement, deferred prosecution agreement, or other similar form of agreement with any Governmental Body or convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in a material debarment or exclusion under applicable Law, including, without limitation, 21 U.S.C. Section 335a. No claims, actions, proceedings or investigations that would reasonably be expected to result in such a material debarment or exclusion are pending or, to the Knowledge of Keryx, threatened against Keryx or any of its Subsidiaries or, to the Knowledge of Keryx, any of their respective officers, employees, contractors, suppliers or other entities or individuals performing research or work on behalf of Keryx or any of its Subsidiaries.

(d)    To the Knowledge of Keryx, since January 1, 2015, the manufacture of Products by or on behalf of Keryx and its Subsidiaries has been and is being conducted in material compliance with all applicable Laws including the FDA’s current Good Manufacturing Practices. Since January 1, 2015, none of Keryx, any of its Subsidiaries, or, to the Knowledge of Keryx, any of their respective contract manufacturers for Products, has received any FDA Form 483, warning letter, untitled letter, or other similar correspondence or written notice from the FDA or any other Keryx Regulatory Agency alleging or asserting material noncompliance with any applicable Laws or Keryx Permits with respect to any Product of Keryx or its Subsidiaries. Since January 1, 2015, no manufacturing site owned by Keryx, its Subsidiaries, or, to the Knowledge of Keryx, any of their respective contract manufacturers for Products, is or has been subject to a shutdown or import or export prohibition imposed or requested by FDA or another Keryx Regulatory Agency. Except as would not have a material impact on Keryx, to the Knowledge of Keryx, no event has occurred which would reasonably be expected to lead to any claim, suit, proceeding, investigation, enforcement, inspection or other action by any Keryx Regulatory Agency or any FDA warning letter, untitled letter, or request or requirement to make material changes to the Products or the manner in which the Products are manufactured, distributed or marketed.

(e)    Since January 1, 2015, all studies, tests and preclinical and clinical trials being conducted by Keryx or its Subsidiaries, or in which Keryx, its Subsidiaries or any Product or Product candidate has participated, have been and are being conducted in material compliance with applicable Laws, including the applicable requirements of Good Laboratory Practices or Good Clinical Practices. Since January 1, 2015, Keryx and its Subsidiaries have not received any written notices, correspondence or other communication from any institutional review board, the FDA or any other Keryx Regulatory Agency, recommending or requiring the termination, suspension, or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, Keryx or its Subsidiaries.

(f)    Except as would not have a material impact on Keryx, since January 1, 2015, Keryx and its Subsidiaries have not either voluntarily or involuntarily, initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notification, field correction, market withdrawal, or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action, in each case relating to an alleged lack of safety, efficacy or regulatory compliance of any Product or Product candidate (“Keryx Safety Notices”). Except as would not have a Keryx Material Adverse Effect, as of the date hereof, Keryx has no Knowledge of any facts which would cause (i) a Keryx Safety Notice with respect to any Product sold or intended to be sold by Keryx or its Subsidiaries; (ii) a change in the marketing classification or a material change in labeling of any such Products; (iii) a termination or suspension of marketing or testing of any such Products; or (iv) the imposition of a postmarketing study or risk evaluation and mitigation strategy by the FDA or other Keryx Regulatory Agency.

(g)    Except as would not have a Keryx Material Adverse Effect, Keryx and its Subsidiaries are, and at all times since January 1, 2015 have been, in compliance with all applicable Healthcare Laws. There is no civil, criminal, administrative, or other action, subpoena, suit, demand, claim, hearing, proceeding, notice or demand pending, received by or filed since January 1, 2015, or to the Knowledge of Keryx, threatened in writing, against Keryx or any Keryx Subsidiary alleging any material violation by Keryx or its Subsidiary of any applicable Healthcare Laws.

(h)    Neither Keryx nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, settlement orders or similar agreements with or imposed by any Governmental Body.

(i)    Except as would not have a material impact on Keryx, neither Keryx, its Subsidiaries nor any of their respective directors, officers, or employees, nor, to the Knowledge of Keryx, any of its agents or distributors or any other person while acting on behalf of Keryx or any of its Subsidiaries has, at any time since January 1, 2015, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) violated or is in violation of any provision of the UK Bribery Act of 2010 (the “UK Bribery Act”), (iv) violated any anti-bribery or anti-corruption Law in any foreign jurisdiction, (v) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA, the UK Bribery Act, or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (vi) been subject to any investigation by any Governmental Body with regard to any Prohibited Payment or (vii) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(j)    Since January 1, 2015, and except as would not have a material impact on Keryx, Keryx has: (x) distributed Product samples in accordance with applicable Healthcare Laws, and the provision of such samples has been appropriately documented in accordance with requirements of the Prescription Drug Marketing Act of 1987; and (y) filed complete and accurate reports as required under the federal Sunshine/Open Payments Law and all applicable state transparency Laws, including Laws requiring certifications of compliance with the PhRMA Code and other compliance program certifications.

(k)    Except as disclosed in Section 2.20(k) of the Keryx Disclosure Letter or as would not have a Keryx Material Adverse Effect, as of the date hereof, neither Keryx nor its Subsidiaries has received written notice that it is subject to any pending or threatened investigation, claim, or enforcement action by FDA, HHS-OIG, private whistleblowers, CMS, VA, VA OIG, or DOJ, or any other state or non-U.S. equivalent Governmental Bodies pursuant to the Healthcare Laws. Keryx has no Knowledge of any fact that would require Keryx to restate or resubmit to the government any data reported under the Medicaid Rebate Statute, Medicare Part B Drug Pricing requirements, 340B Program requirements, Veterans Health Care Act of 1992, or the Medicare Part D Coverage Gap Discount Program to comply with such Price Reporting Laws, or refund any monies owed due to a resubmission or restatement.

2.21    Brokerage. Other than MTS Health Partners, L.P. and Perella Weinberg Partners, no Person is entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Keryx. Promptly after the date hereof, Akebia shall be given access to a true and correct copy of all Contracts entered into as of the date hereof entitling any Person to any brokerage commissions, finders’ fees or similar compensation in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Keryx, together with all amendments, waivers or other changes thereto.

2.22    Disclosure. None of the information supplied or to be supplied by or on behalf of Keryx for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act or (ii) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the Keryx Shareholders, or at the time of the Keryx Shareholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Keryx Shareholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Keryx makes no representation or warranty with respect to any information supplied by or to be supplied by Akebia that is included or incorporated by reference in the foregoing document. The representations and warranties contained in this Section 2.22 will not apply to statements or omissions included in the Joint Proxy Statement upon information furnished to Keryx in writing by Akebia specifically for use therein.

2.23    Ownership of Akebia Shares. Neither Keryx nor any of its affiliates is, or at any time during the last three (3) years has Keryx or any of its affiliates been, an “interested stockholder” of Akebia as defined in Section 203 of the DGCL. Keryx and its affiliates do not beneficially own any Akebia Shares or other securities of Akebia or any options, warrants or other rights to acquire any economic interest in, Akebia.

2.24    No Rights Agreement. There is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which Keryx is a party or by which it is otherwise bound.

2.25    Opinion. The Keryx Board has received the opinion of MTS Securities LLC, as of the date of such opinion and based upon and subject to the assumptions made, matters considered and limitations set forth therein, as to the fairness, from a financial point of view, to the Keryx Shareholders (other than holders of certain excluded shares, the stockholder of Keryx party to the Voting Agreement and their respective affiliates) of the Exchange Multiplier to be received by such Keryx Shareholders in the Merger, and such opinion has not been withdrawn, revoked or modified. A true and complete copy of such opinion shall be provided to Akebia promptly after the date hereof.

2.26    No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS Article 2 (AS MODIFIED BY THE KERYX DISCLOSURE LETTER), KERYX MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND KERYX HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE CONTEMPLATED TRANSACTIONS. IN CONNECTION WITH AKEBIA’S INVESTIGATION OF KERYX, AKEBIA HAS RECEIVED FROM OR ON BEHALF OF KERYX CERTAIN PROJECTIONS, INCLUDING PROJECTED STATEMENTS OF OPERATING REVENUES AND INCOME FROM OPERATIONS OF KERYX AND CERTAIN BUSINESS PLAN INFORMATION OF KERYX. KERYX MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO SUCH ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF AKEBIA AND MERGER SUB

Except as otherwise disclosed in (a) Akebia SEC Documents filed at least twenty-four (24) hours prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature) or (b) the confidential disclosure letter delivered by Akebia to Keryx prior to the execution and delivery of this Agreement (the “Akebia Disclosure Letter”), Akebia and Merger Sub represent and warrant to Keryx as follows:

3.01    Organization and Corporate Power. Akebia is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each of Akebia and its Subsidiaries has all requisite corporate power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not constitute an Akebia Material Adverse Effect. Each of Akebia and its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not constitute an Akebia Material Adverse Effect. True and complete copies of the certificate of incorporation and bylaws of Akebia (the “Akebia Organizational Documents”), each as in effect as of the date hereof, have been heretofore made available to Keryx.

3.02    Authorization; Valid and Binding Agreement. Akebia and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Merger and the Contemplated Transactions, subject to obtaining the affirmative vote of the majority of Akebia Shares cast at the Akebia Shareholders’ Meeting in favor of the issuance of Akebia Shares in connection with the Merger (the “Akebia Shareholder Approval”). Each of the Akebia Board and the Merger Sub Board has unanimously (i) approved the execution, delivery and performance of this Agreement, (ii) determined that the terms of this Agreement, the Merger and the Contemplated Transactions are fair to, and in the best interests of, Akebia and its shareholders, (iii) declared this Agreement advisable and (iv) resolved to recommend that the Akebia Shareholders approve the issuance of shares in connection with the Merger and the Contemplated Transactions. The Akebia Board has directed that Akebia submit the issuance of the Akebia Shares in connection with the Merger and the Contemplated Transactions to a vote at the Akebia Shareholders’ Meeting. As of the date of this Agreement, such approvals, determinations, declarations, resolutions and directions are valid and have not been amended or withdrawn. Assuming the accuracy of the representations and warranties in Section 2.23, to the Knowledge of Akebia, no Takeover Law applies to this Agreement or the Contemplated Transactions. Except for the Akebia Shareholder Approval, no other corporate proceeding, including pursuant to the Laws of the State of Delaware or the listing standards of the NASDAQ Global Market, on the part of Akebia or Merger Sub is necessary to authorize or adopt this Agreement or to consummate the Merger and the Contemplated Transactions (except for the filing of the appropriate merger documents as required by applicable Law). Each of Akebia and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Keryx, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

3.03    Capital Stock.

(a)    The authorized capital stock of Akebia consists of 175,000,000 Akebia Shares and 25,000,000 shares of preferred stock $0.00001 par value per share, of which, as of the Measurement Date, there were 56,913,886 Akebia Shares and no shares of preferred stock issued and outstanding.

(b)    Section 3.03(b) of the Akebia Disclosure Letter sets forth a true and complete list as of the Measurement Date of the outstanding warrants to acquire Akebia Shares (“Akebia Warrants”), outstanding options to acquire Akebia Shares granted under an Akebia Equity Plan (“Akebia Options”), restricted stock units granted under an Akebia Equity Plan (an “Akebia RSUs”) and the number of Akebia Shares reserved for issuance pursuant to Akebia’s 2014 Employee Stock Purchase Plan, as amended (the “Akebia ESPP”), including, with respect to each award of Akebia Warrants, Akebia Options or Akebia RSUs, (i) the number of Akebia Shares subject thereto (which number represents, for outstanding awards subject to performance-based vesting under an Akebia Equity Plan, the “maximum” levels), (ii) the holder thereof (redacted names acceptable), (iii) the date of grant, (iv) the exercise price (if any), (v) the vesting schedule and/or other vesting provisions, including any accelerated vesting conditions and (vi) with respect to each Akebia Option, whether such Akebia Option is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code; and, as of the Measurement Date, there are no other Akebia Options or Akebia RSUs or other equity or equity-based awards outstanding and Akebia has granted no other such awards since the Measurement Date and prior to the date of this Agreement or changed the vesting or other terms and conditions applicable thereto except as expressly provided in this Agreement.

(c)    All of the outstanding Akebia Shares have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding Akebia Shares were issued in compliance with all applicable Laws concerning the issuance of securities. Except as referred to in this Section 3.03 or as set forth in Section 3.03(c) of the Akebia Disclosure Letter, Akebia does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by Akebia. Except as referred to in this Section 3.03 or as set forth in Section 3.03(c) of the Akebia Disclosure Letter, there are no outstanding (i) shares of capital stock or other equity interests or voting securities of Akebia, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of Akebia, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require Akebia to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of Akebia, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to Akebia or (v) bonds, debentures, notes or other indebtedness of Akebia having the right to vote on any matters on which Akebia Shareholders may vote.

(d)    [Reserved.]

(e)    All of the outstanding Akebia Warrants, Akebia Options, Akebia RSUs and rights to acquire Akebia Shares under the Akebia ESPP Purchase Rights (the “Akebia ESPP Purchase Rights”) have been duly authorized by all necessary corporate action and were granted in accordance with the terms of all applicable Akebia Equity Plans or Akebia ESPP and applicable Laws.

3.04    Subsidiaries. Section 3.04 of the Akebia Disclosure Letter lists all of the Subsidiaries of Akebia, and for each Subsidiary, the state or country of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. Each of the Subsidiaries of Akebia is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept exists in such jurisdiction) under the laws of the jurisdiction of its incorporation or organization. All of the outstanding shares of capital stock or equivalent equity interests of each of Akebia’s Subsidiaries have been validly issued, are fully paid and nonassessable, and are owned of record and beneficially, directly or indirectly, by Akebia free and clear of all Liens (other than Permitted Liens). None of Akebia’s Subsidiaries has any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing. There are not outstanding or authorized any options or other rights to acquire from any of Akebia’s Subsidiaries, or any obligations of any of Akebia’s Subsidiaries to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of any of Akebia’s Subsidiaries (collectively, “Akebia Subsidiary Securities”). There are no outstanding obligations of Akebia or its

Subsidiaries to repurchase, redeem, or otherwise acquire any Akebia Subsidiary Securities, and there are no other options, calls, warrants, or other rights, relating to Akebia Subsidiary Securities to which Akebia or its Subsidiaries is a party. Except for the capital stock or other equity or voting interests of its Subsidiaries, Akebia does not own, directly or indirectly, any capital stock or other equity or voting interests in any person.

3.05    No Breach. Except as set forth in Section 3.05 of the Akebia Disclosure Letter, with respect to clause (i), for any conflicts, violations, breaches, defaults or other occurrences which would not (A) constitute an Akebia Material Adverse Effect, (B) prevent or materially delay consummation of the Merger or (C) otherwise prevent or materially delay performance by Akebia of any of its material obligations under this Agreement, the execution, delivery and performance of this Agreement by Akebia and, subject to obtaining the Akebia Shareholder Approval, the consummation of the Contemplated Transactions do not (i) conflict with or violate the Akebia Organizational Documents or the organizational documents of an Akebia Subsidiary, (ii) assuming all consents, approvals, authorizations and other actions described in Section 3.06 have been obtained and all filings and obligations described in Section 3.06 have been made, conflict with or violate any Law, statute, rule or regulation or order, judgment or decree to which Akebia, its Subsidiaries or any of its or their properties or assets is subject or (iii) in any material respect: conflict with or result in any breach of, constitute a default under, result in a violation of, give rise to a right of termination, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in the creation of any Lien upon any assets of Akebia pursuant to or require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any court, other Governmental Body or other third party or any other Person pursuant to, the provisions of any Akebia Material Contract.

3.06    Consents, etc. Except for (i) the applicable requirements of the HSR Act, (ii) applicable requirements of the Exchange Act, (iii) the filing of the Registration Statement under the Securities Act, (iv) any filings required under state securities Laws, (v) any filings required by NASDAQ, (vi) the filing of the Certificate of Merger, (vii) the filing of all material applications, consents, approvals, authorizations and notices, as required by the FDA, the DEA and any other federal, state, local or foreign Governmental Body that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices or is concerned with or regulates public health care programs, (viii) any filings of appropriate documents with the relevant authorities of other states in which Akebia or any of its Subsidiaries is qualified to do business, in each case, which have or will be made and (ix) any filings the failure of which to make would not (A) prevent or materially delay consummation of the Merger or (B) otherwise prevent or materially delay performance by Akebia of any of its material obligations under this Agreement, Akebia is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body is required to be obtained by Akebia in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations the failure of which to obtain would not (A) prevent or materially delay consummation of the Merger or (B) otherwise prevent or materially delay performance by Akebia of any of its material obligations under this Agreement.

3.07    SEC Reports; Disclosure Controls and Procedures.

(a)    Akebia has timely filed or furnished all reports and other documents with the SEC required to be filed or furnished by Akebia since December 31, 2015 (such reports or documents, the “Akebia SEC Documents”). No Subsidiary of Akebia is required to file or furnish, or files or furnishes, any form, report or other document with the SEC. Except as set forth in Section 3.07 of the Akebia Disclosure Letter, as of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such most recent applicable amendment, supplement or superseding filing), (i) each of the Akebia SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), each as in effect on the date so filed or furnished, and (ii) none of the Akebia SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)    The financial statements (including related notes, if any) contained in the Akebia SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC); and (iii) fairly presented in all material respects the consolidated financial position of Akebia and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Akebia and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(c)    Akebia has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Akebia (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Akebia in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Akebia’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Akebia’s auditors and the audit committee of the Akebia Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect Akebia’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Akebia’s internal control over financial reporting. Since December 31, 2014, any material change in internal control over financial reporting required to be disclosed in any Akebia SEC Document has been so disclosed.

(d)    Since December 31, 2015, neither Akebia nor any of its Subsidiaries nor, to the Knowledge of Akebia, any director, officer, employee, auditor, accountant or representative of Akebia or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Akebia or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Akebia or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(e)    As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Akebia SEC Documents and none of the Akebia SEC Documents is the subject of ongoing SEC review. There are no SEC inquiries or investigations pending or, to the Knowledge of Akebia, threatened, in each case regarding any accounting practices of Akebia.

(f)    Akebia is not a party to, and has no commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Akebia, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Akebia in Akebia’s published financial statements or other Akebia SEC Documents.

3.08    No Undisclosed Liabilities. Except (i) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of Akebia as of March 31, 2018, that is included in the Akebia SEC Documents; (ii) as incurred after the date thereof in the ordinary course of business consistent with past practice, (iii) arising out of or in connection with this Agreement or the Contemplated Transactions or (iv) as set forth in Section 3.08 of the Akebia Disclosure Letter, Akebia, together with its Subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of Akebia and its Subsidiaries (or disclosed in the notes to such balance sheet) that would have a material impact on Akebia.

3.09    Absence of Certain Developments. From the Akebia Balance Sheet Date to the date hereof, there has not been any Akebia Material Adverse Effect. Except as set forth in Section 3.09 of the Akebia Disclosure Letter, in connection with the Contemplated Transactions, since the Akebia Balance Sheet Date, Akebia has carried on and operated its business in all material respects in the ordinary course of business consistent with past practice, and neither Akebia nor its Subsidiaries has taken, committed or agreed to take any actions that would have been prohibited by Section 4.02(b) if such covenants had been in effect as of the Akebia Balance Sheet Date.

3.10    Compliance with Laws.

(a)    Akebia and its Subsidiaries are, and have been since January 1, 2015, in compliance with all Laws applicable to them, any of their properties or other assets or any of their business or operations (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Akebia) and except where any noncompliance would not have an Akebia Material Adverse Effect.

(b)    Since January 1, 2015, (i) neither Akebia nor any of its Subsidiaries has received any written notice from any Governmental Body that alleges or relates to (A) any material violation or noncompliance (or reflects that Akebia or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Body for such alleged noncompliance) with any applicable Law or (B) any fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Akebia Permit and (ii) neither Akebia nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law.

(c)    Since January 1, 2015, Akebia and each of its Subsidiaries have timely filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Body, including state health and regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith, except where the failure to make such filings or pay such fees and assessments would not have a material impact on Akebia.

(d)    Akebia and each of its officers and directors (in their capacities as such) is in material compliance with, and has complied in all material respects with (i) the applicable provisions of Sarbanes-Oxley or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ Global Market.

(e)    Except as would not have an Akebia Material Adverse Effect, (i) Akebia and its Subsidiaries are in compliance with applicable Law, including the EU General Data Protection Regulation 2016/679/EU of April 27, 2016, as applicable, as well as applicable contractual requirements and its own published policies, relating to privacy, data protection and the collection, transfer and use of personally identifiable information collected, used or held for use by Akebia, (ii) no claims or, to the Knowledge of Akebia, investigations by Governmental Body, are pending, or threatened in writing, against Akebia or any of its Subsidiaries alleging a violation of any applicable Law concerning the privacy data protection, processing, transfer or security of such information and (iii) neither Akebia nor its Subsidiaries have suffered any data breaches or security incidents that to the Knowledge of Akebia, have resulted in unauthorized access to any personally identifiable information collected, used or held for use by Akebia.

3.11    Title to Properties.

(a)    Akebia and its Subsidiaries have sufficient title to, or hold pursuant to valid and enforceable leases or other comparable contract rights, all of the tangible personal property and other tangible assets necessary for the conduct of the business of Akebia and its Subsidiaries, taken as a whole, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not have an Akebia Material Adverse Effect. To Akebia’s Knowledge, all such items of tangible personal property are in operating condition and repair (ordinary wear and tear excepted) and have been maintained in accordance with normal industry practices, except where the failure to be in such condition or to be so maintained would not constitute an Akebia Material Adverse Effect.

(b)    Akebia does not own any real property. The leased real property described in Section 3.11(b) of the Akebia Disclosure Letter (the “Akebia Real Property”) constitutes all of the real property used, occupied or leased by Akebia or its Subsidiaries. Except as would not have an Akebia Material Adverse Effect, (i) the Akebia Real Property leases are in full force and effect, and Akebia holds a valid and existing leasehold interest in the Akebia Real Property under each such applicable lease, (ii) neither Akebia nor any of its Subsidiaries, to Akebia’s Knowledge, any other party to the applicable Akebia Real Property leases is in default under any of such leases and (iii) no event has occurred which, if not remedied, would result in a default by Akebia under the Akebia Real Property leases, and, to Akebia’s Knowledge, no event has occurred which, if not remedied, would result in a default by any party other than Akebia under the Akebia Real Property leases.

3.12    Tax Matters.

(a)    (i) Akebia and its Subsidiaries have timely filed (taking into account any applicable extensions) all material Tax Returns required to be filed by them; (ii) such Tax Returns are true, complete and correct in all material respects; (iii) Akebia and its Subsidiaries have paid all material Taxes as due and payable (whether or not shown on any Tax Return); and (iv) as of the Akebia Balance Sheet Date, any material liability of Akebia or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of Akebia in accordance with applicable accounting practices and procedures. The charges, accruals and reserves for Taxes with respect to Akebia and its Subsidiaries reflected on the financial statements filed with the SEC prior to the date hereof are adequate, in accordance with GAAP, to cover all material amounts of Taxes payable by Akebia and its Subsidiaries for all periods through the date of such financial statements and such charges, accruals and reserves, as adjusted for the passage of time and ordinary course business operations through the Closing Date are adequate to cover all material amounts of Taxes payable by Akebia and its Subsidiaries for all periods through the Closing Date.

(b)    No claim has been made in writing by any Governmental Body in a jurisdiction where Akebia or any of its Subsidiaries do not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Returns. There are no material liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Akebia or any of its Subsidiaries. Akebia and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. Neither Akebia nor any of its Subsidiaries has been a party to any “listed transaction” as defined in Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b)(2).

(c)    No material U.S., federal, state, local or foreign Tax Actions are pending or being conducted with respect to Akebia or any of its Subsidiaries. All assessments for material amounts of Taxes due from Akebia or any of its Subsidiaries with respect to completed and settled Actions have been timely paid in full.

(d)    (i) There is no outstanding request for any extension of time for Akebia or any of its Subsidiaries to pay any material Tax or file any material Tax Return, other than any such request made in the ordinary course of business, and (ii) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Tax of Akebia or any of its Subsidiaries, and no power of attorney with respect to any such Taxes has been granted to any Person, in each case, that is currently in force.

(e)    Neither Akebia nor any of its Subsidiaries is a party to or bound by any Tax Allocation Agreements. Neither Akebia nor any of its Subsidiaries (i) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group comprised solely of Akebia and its Subsidiaries) or (ii) has liability for the Taxes of any Person (other than Akebia or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract, or otherwise (other than any commercial agreements entered into in the ordinary course of business that do not relate primarily to Taxes).

(f)    Neither Akebia nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Code section 355(a)(1)(A) (or any similar provision of state, local or non-U.S. Law) in any distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) (i) occurring during the two (2)-year period ending on the date hereof or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(g)    Neither Akebia nor any of its Subsidiaries shall be required to include any material item of income in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (ii) installment sale or open transaction made on or prior to the Closing Date, (iii) election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) or (iv) prepaid amount received prior to the Closing Date.

(h)    None of Akebia or any of its Subsidiaries has had an ownership change as described in Section 382(g) of the Code.

(i)    Other than as set forth on Section 3.12(i) of the Akebia Disclosure Letter, neither Akebia nor any of its Subsidiaries has any liability pursuant to Section 965(a) of the Code as in effect on the Closing Date.

(j)    Neither Akebia nor any of its Subsidiaries has agreed to, requested or is required to include any adjustment under Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) by reason of a change in accounting method or otherwise.

(k)    To Akebia’s Knowledge, there are no facts, agreements, plans or other circumstances, and neither Akebia nor any of its Subsidiaries has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(l)    It is agreed and understood that no representation or warranty is made by Akebia in respect of Tax matters in any Section of this Agreement other than Section 3.07, Section 3.08, Section 3.09, this Section 3.12, Section 3.17 and Section 3.22.

3.13    Contracts and Commitments.

(a)    As of the date hereof and except as set forth in Section 3.13 of the Akebia Disclosure Letter, neither Akebia nor any of its Subsidiaries is party to or bound by any

(i)    “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Akebia or any of its Subsidiaries that was required to be, but has not been, filed with the SEC with Akebia’s Annual Report on Form 10-K for the year ended December 31, 2017, or any Akebia SEC Documents filed after the date of filing of such Form 10-K until the date hereof;

(ii)    Contract (A) relating to the disposition or acquisition by Akebia or any of its Subsidiaries of a material amount of assets or equity (1) after the date of this Agreement, other than the sale of inventory in the ordinary course of business consistent with past practice, or (2) prior to the date hereof, which contains any material ongoing obligations (including sale of inventory, indemnification, “earn-out” or other contingent obligations) that are still in effect that are reasonably likely to result in claims in excess of $1,000,000 or (B) pursuant to which Akebia or any of its Subsidiaries will acquire or dispose of any material ownership interest in any other person or other business enterprise other than Akebia’s Subsidiaries;

(iii)    collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body (other than any statutorily mandated agreement in non-U.S. jurisdictions);

(iv)    Contract establishing any joint ventures, partnerships, collaborations or similar arrangements;

(v)    Contract (A) prohibiting or materially limiting the right of Akebia or its Subsidiaries (1) to compete in any line of business, (2) to conduct business with any Person or in any geographical area, or (3) to develop or commercialize compounds with respect to any therapeutic area, class of drugs or mechanism of action, (B) obligating Akebia or its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single party, to purchase a specified minimum amount of goods or services, or sell any product or service exclusively to a single party or (C) under which any Person has been granted the right to manufacture, sell, market or distribute any product of Akebia or its Subsidiaries on an exclusive basis to any Person or group of Persons or in any geographical area;

(vi)    Contract in respect of Indebtedness of $1,000,000 or more, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly-owned subsidiaries, in each case in the ordinary course of business consistent with past practice;

(vii)    Contract (other than an Akebia Plan) between Akebia, on the one hand, and any Affiliate of Akebia (other than a Subsidiary of Akebia), on the other hand;

(viii)    Contract relating to the voting or registration of any securities;

(ix)     Contract containing a right of first refusal, right of first negotiation or right of first offer in favor of a party other than Akebia or its Subsidiaries;

(x)    Contract under which Akebia or Akebia’s Subsidiaries are expected to make annual expenditures or receive annual revenues in excess of $2,500,000 during the current or a subsequent fiscal year;

(xi)    Settlement agreement, or agreement entered into in connection with a settlement agreement, corporate integrity agreement, consent decree, deferred prosecution agreement, or other similar type of agreement with any Governmental Bodies or Akebia Regulatory Agencies that has existing or contingent performance obligations;

(xii)    Contract of Akebia or any of its Subsidiaries relating to the settlement of any litigation proceeding that provides for any continuing material obligations on the part of Akebia or any of its Subsidiaries;

(xiii)    Contract of Akebia or any of its Subsidiaries that prohibits, limits or restricts the payment of dividends or distributions in respect of the capital stock of Akebia or any of its Subsidiaries or otherwise prohibits, limits or restricts the pledging of capital stock of Akebia or any of its Subsidiaries or prohibits, limits or restricts the issuance of guarantees by Akebia or any of its Subsidiaries;

(xiv)    IP Contract;

(xv)    Contract with any payor, wholesaler, distributor, dialysis organization (other than clinical trial agreements with a dialysis organization), pharmacy or governmental payor;

(xvi)    master services or similar Contract with any third party manufacturer or supplier for the manufacture and/or supply of materials or products in the supply chain for Products (but excluding statements of work or similar documentation thereunder);

(xvii)    Contract providing for any guaranty by Akebia or any of its Subsidiaries of third-party obligations (under which Akebia or any of its Subsidiaries has continuing obligations as of the date hereof) of $1,000,000 or more, other than any guaranty by Akebia of any of its Subsidiaries’ obligations;

(xviii)    Contract with any Healthcare Provider obligating Akebia or any of its Subsidiaries to make over $250,000 in annual payments in the aggregate (including, without limitation, cash, stock options, royalties and any other form of compensation) to such Healthcare Provider; or

(xix)    Contract to enter into any of the foregoing.

Each such Contract described in clauses (i) through (xviii) of this Section 3.13 or excluded therefrom due to the exception of being filed as an exhibit to the Akebia SEC Documents, together with each Akebia Real Property lease listed in Section 3.11(b) of the Akebia Disclosure Letter, is referred to herein as an “Akebia Material Contract.”

(b)    Keryx has been given access to a true and correct copy of all written Akebia Material Contracts, together with all material amendments, waivers or other changes thereto, and a correct and complete written summary setting forth the terms and conditions of each oral Akebia Material Contract.

(c)    Except as would not have a material impact on Akebia: (i) none of Akebia or any of its Subsidiaries (A) is, or has received written notice that any other party to any Akebia Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any rights or benefits under any Akebia Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Akebia Material Contract and (iii) each such Akebia Material Contract, unless expired pursuant to its terms, is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, Akebia or its Subsidiary, and, to the Knowledge of Akebia, each other party thereto. As of the date hereof, no party to any Akebia Material Contract has given any written notice of termination or cancellation of any Akebia Material Contract or that it intends to seek to terminate or cancel any Akebia Material Contract (whether as a result of the Contemplated Transactions or otherwise).

3.14    Intellectual Property.

(a)    Section 3.14(a) of the Akebia Disclosure Letter sets forth, as of the date of this Agreement, a list of all (i) Patents, (ii) Trademarks, (iii) Copyrights and (iv) Internet domain names, in each instance, that are owned (or purported to be owned) by or exclusively licensed to Akebia or its Subsidiaries and that are the subject of a registration or a pending application for registration (collectively, “Akebia Registered Intellectual Property”), indicating, for each such item in (i), (ii), (iii) and (iv), as applicable and as of the date hereof, the name of the current legal and record owner(s), the jurisdiction of application/registration, the application/registration number and the filing/issuance date.

(b)    To the Knowledge of Akebia, all assignments to Akebia or its Subsidiaries of Patents constituting Owned Intellectual Property that are material to the business of Akebia and its Subsidiaries exist and have been properly executed and recorded. Akebia or one of its Subsidiaries (i) except as disclosed in Section 3.14(b) of the Akebia Disclosure Letter, (A) solely and exclusively own all right, title and interest in and to all Owned Intellectual Property and (B) to the Knowledge of Akebia, is the sole and exclusive (as set forth in the applicable license agreement) licensee of all Exclusive Intellectual Property, in each case free and clear of all Liens

(except for Permitted Liens and licenses granted under the IP Contracts) and (ii) to the Knowledge of Akebia and without giving effect to 35 US §271(e)(1) or any comparable Laws, possess legally sufficient and enforceable rights to use all other Intellectual Property used in connection with the conduct of Akebia’s and its Subsidiaries’ businesses; provided, however, that the foregoing shall not be interpreted as a representation of non-infringement of third-party Intellectual Property, which is dealt with exclusively in Section 3.14(c) below. None of the Owned Intellectual Property or, to the Knowledge of Akebia, Exclusive Intellectual Property is subject to any pending or, to the Knowledge of Akebia, threatened claims of joint ownership and all registration, renewal, maintenance and other payments that are or have become due with respect to each item of Akebia Registered Intellectual Property have been timely paid as of the date hereof, by or on behalf of the owner of such item. The Owned Intellectual Property and the Exclusive Intellectual Property are each (A) subsisting and, to the Knowledge of Akebia, valid and enforceable, and (B) not subject to any outstanding order, judgment or decree.

(c)    Except as disclosed in Section 2.14(c) of the Akebia Disclosure Letter, no Patent constituting Owned Intellectual Property or, to the Knowledge of Akebia, Exclusive Intellectual Property has been or is now involved in any reissue, reexamination, inter-partes review, post-grant review, or opposition proceeding.

(d)    To the Knowledge of Akebia and without giving effect to 35 US §271(e)(1) or any comparable Laws, neither the conduct of Akebia’s and its Subsidiaries’ businesses, nor the use of any Intellectual Property by Akebia or its Subsidiaries misappropriates, infringes on, or otherwise violates the Intellectual Property of any Person. Since January 1, 2015, neither Akebia nor any of its Subsidiaries has received any written notice of any pending claim, order or proceeding with respect to any Intellectual Property of any Person. As of the date hereof, there is no Action pending or, to the Knowledge of Akebia, threatened against Akebia or its Subsidiaries or any of their respective Affiliates at Law or in equity by or before any Governmental Body alleging the violation, misappropriation, or infringement of the Intellectual Property of any Person or that any of the Owned Intellectual Property or Exclusively Licensed Intellectual Property is invalid or unenforceable.

(e)    To the Knowledge of Akebia and without giving effect to 35 US §271(e)(1) or any comparable Laws, no Person is misappropriating, infringing or violating, or intending to misappropriate, infringe or violate, any Owned Intellectual Property or Exclusive Intellectual Property.

(f)    Section 3.14(f) of the Akebia Disclosure Letter sets forth, as of the date hereof, a complete and correct list of all IP Contracts to which Akebia or any of its Subsidiaries is a party.

(g)    To the Knowledge of Akebia, each current and former employee of Akebia or any of its Subsidiaries who works or worked in Akebia’s or a Subsidiary’s business and each current and former independent contractor and consultant of Akebia or any of its Subsidiaries who provides or provided services to Akebia’s or a Subsidiary’s business, in each instance, who was or is involved in the invention, creation, development, design or modification of any Intellectual Property has executed a valid and binding written agreement expressly assigning to Akebia or one of its Subsidiaries all right, title, and interest in and to any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s or consultant’s work for Akebia or one of its Subsidiaries relating to Akebia’s or a Subsidiary’s business or any of the Products being researched, developed, manufactured or sold by Akebia or any of its Subsidiaries or that may be used with any such Products, and all Intellectual Property therein or related thereto. In addition, (i) to the Knowledge of Akebia, each current and former employee and each current and former independent contractor and consultant of Akebia or one of its Subsidiaries has executed, or is obligated to execute, a valid assignment for each Patent that is invented by such current or former employee of Akebia or such Subsidiary or current or former independent contractor or consultant relating to Akebia’s or a Subsidiary’s business or any of the Products being researched, developed, manufactured or sold by Akebia or any of its Subsidiaries or that may be used with any such Products and (ii) with respect to any Patent that is jointly owned by Akebia or any of its Subsidiaries and a third party, to Akebia’s Knowledge, such third party has obtained or is obliged to obtain a valid, written assignment from each of the inventors employed or contracted by such third party conveying all rights, title, and interest to such third party.

(h)    To the Knowledge of Akebia, each current and former employee of Akebia or any of its Subsidiaries who works or worked in Akebia’s or a Subsidiary’s business and each current and former independent contractor and consultant of Akebia or any of its Subsidiaries who provides or provided services to Akebia’s or a Subsidiary’s business, in each instance, is subject to a non-disclosure or other confidentiality agreement with respect to confidential information of Akebia.

(i)    Akebia has taken commercially reasonable steps to maintain, police and protect the Akebia Owned Intellectual Property and Akebia Exclusive Intellectual Property that is material to its business (“Akebia Material Intellectual Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Akebia Material Adverse Effect, all Akebia Material Intellectual Property that derives actual or potential economic value from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of Akebia, adequate for protection against unauthorized disclosure or use. To the Knowledge of Akebia, there has been no unauthorized disclosure of any such Akebia Material Intellectual Property.

(j)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material impact on Akebia, the IT Assets of Akebia operate (A) to the Knowledge of Akebia, in all material respects in accordance with their documentation and functional specifications and (B) as required by Akebia to operate its business as presently conducted and (C) to the Knowledge of Akebia, have not materially malfunctioned or failed. Akebia has implemented commercially reasonable measures to protect the confidentiality and security of such IT Assets and information stored or contained therein against any unauthorized use, access, interruption or corruption. Akebia has implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to its IT Assets. To the Knowledge of Akebia, Akebia and its Subsidiaries have obtained and possess valid licenses to use all of the software programs present on the IT Assets and other software-enabled electronic devices that Akebia or any of its Subsidiaries own or lease or that it or they have otherwise provided to its or their employees, independent contractors and consultants for their use.

(k)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Akebia Material Adverse Effect, to the Knowledge of Akebia and without giving effect to 35 US §271(e)(1) or any comparable Laws, Akebia owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or otherwise possesses legally enforceable rights to use) all Intellectual Property that is necessary for or used or held for use in the conduct of the business of Akebia in substantially the same manner as presently conducted. Neither the execution and delivery of this Agreement, nor the performance of this Agreement by Akebia, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or failure to consent to the continued use of, any rights of Akebia in any Akebia Owned Intellectual Property, Akebia Exclusive Intellectual Property or Akebia Material Non-Exclusive Intellectual Property except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Akebia Material Adverse Effect.

3.15    Litigation. As of the date of this Agreement, there are no Actions pending or, to Akebia’s Knowledge, no Actions threatened against Akebia or any of its Subsidiaries, at law or in equity, or before or by any Governmental Body, and Akebia and its Subsidiaries are not subject to or in violation of any outstanding judgment, injunction, rule, order or decree of any court or Governmental Body, except, in each case, that would not (A) have an Akebia Material Adverse Effect, (B) prevent or materially delay consummation of the Merger or (C) otherwise prevent or materially delay performance by Akebia of any of its material obligations under this Agreement. Section 3.15 of the Akebia Disclosure Letter sets forth a complete and accurate list of all Actions that have been filed or are on-going before any court or Governmental Body.

3.16    Insurance. Section 3.16 of the Akebia Disclosure Letter sets forth each insurance policy (including policies providing casualty, liability, medical and works compensation coverage) to which Akebia or any Subsidiary is currently a party. Except as would not have an Akebia Material Adverse Effect, (a) each insurance policy under which Akebia or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect, all premiums due thereon have been paid in full, and Akebia and its Subsidiaries are in material compliance with the terms and conditions of such insurance policy, (b) neither Akebia nor any of its Subsidiaries is in material breach or default under any such insurance policy, (c) no notice of cancellation or termination has been received with respect to any insurance policy and (d) to the Knowledge of Akebia, no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy.

3.17    Employee Benefit Plans.

(a)    Section 3.17 of the Akebia Disclosure Letter lists all Akebia Plans. Each Akebia Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service, and Akebia is not aware of any facts or circumstances that would reasonably be expected to jeopardize the qualification of such Akebia Plan. Each Akebia Plan complies in form and in operation in all material respects with the requirements of the Code, ERISA and other applicable Laws.

(b)    With respect to each material Akebia Plan, Akebia has made available to Keryx true and complete copies of the following (as applicable) prior to the date hereof: (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof; (ii) the summary plan description along with all summaries of material modifications thereto; (iii) all related trust instruments or other funding-related documents; (iv) a copy of the most recent financial statements for the plan; (v) a copy of all material correspondence with any Governmental Body relating to an Akebia Plan received or sent within the last three years and (vi) the most recent Internal Revenue Service determination or opinion letter.

(c)    Except as would not have an Akebia Material Adverse Effect, with respect to each Akebia Plan, (i) all required contributions to, and premiums payable in respect of, such Akebia Plan have been made or, to the extent not required to be made on or before the date hereof, have been properly accrued on Akebia’s financial statements in accordance with GAAP, and (ii) there are no Actions pending or, to Akebia’s Knowledge, threatened, other than routine claims for benefits.

(d)    Except as set forth in Section 3.17(d) of the Keryx Disclosure Letter, none of Akebia, any of its Subsidiaries or any of their respective ERISA Affiliates has at any time since January 1, 2012 sponsored or contributed to, or has or has had any Liability or obligation in respect of, a plan that is or was at any relevant time (i) subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. None of the Akebia Plans obligates Akebia or any of its Subsidiaries to provide a current or former officer, director, independent contractor or employee (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment or service with Akebia or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law at the sole expense of the participant and coverage through the end of the month of termination of employment or service.

(e)    Except as otherwise contemplated by this Agreement and except as set forth in Section 3.17(e) of the Keryx Disclosure Letter, neither the execution or delivery of this Agreement nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any payment (including severance, bonus or other similar payment) becoming due to any current or former officer, director, independent contractor or employee of Akebia or any of its Subsidiaries, (ii) increase or otherwise enhance any benefits or compensation otherwise payable under any Akebia Plan, (iii) result in the acceleration of the time of payment or vesting of any payments or benefits under any Akebia Plan, (iv) require Akebia or its Subsidiaries to set aside any assets to fund any benefits under any Akebia Plan or result in the forgiveness in whole or in part of any outstanding loan made by Akebia to any Person, (v) limit the ability to amend or terminate any Akebia Plan or related trust or other funding mechanism or (vi) result in the payment of any “excess parachute payment” within the meaning of Code Section 280G or in the imposition of an excise Tax under Code Section 4999 or Section 409A (or, in either case, any corresponding provision of state, local or foreign Tax law). Akebia has no obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Code Section 4999 or Section 409A (or, in either case, any corresponding provision of state, local or foreign Tax law).

(f)    Except as would not have an Akebia Material Adverse Effect, with respect to each Non-U.S. Plan that is maintained, contributed to or required to be contributed to by Akebia or any of its Subsidiaries, the fair market value of the assets of each such funded Non-U.S. Plan, the liability of each insurer for any such Non-U.S. Plan funded through insurance or the book reserve established for any such Non-U.S. Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis (actual or contingent) with respect to all current or former participants under such Non-U.S. Plan according to the actuarial assumptions and valuation most recently used to determine employer contributions to such Non-U.S. Plan, and none of the Contemplated Transactions will cause such assets, insurance obligations or book reserves to be less than such benefit obligations. Each such Non-U.S. Plan required to be registered has been registered and has been maintained in all material respects in good standing with each applicable Governmental Body. No Non-U.S. Plan that is maintained, contributed to or required to be contributed to by Akebia or any of its Subsidiaries is a defined benefit pension plan.

3.18    Environmental Compliance and Conditions. Except for matters that would not have an Akebia Material Adverse Effect,

(a)    Akebia and its Subsidiaries are, and since January 1, 2015, have been, in compliance with all Environmental Laws;

(b)    Akebia or its Subsidiaries holds, and are and have been in compliance since January 1, 2015 with, all authorizations, licenses and Permits required under Environmental Laws to operate its business as presently conducted;

(c)    since January 1, 2015, neither Akebia nor its Subsidiaries has received any written claim, notice or complaint, or been subject to any Action from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Laws, and to the Knowledge of Akebia no such Action has been threatened;

(d)    neither Akebia nor any of its Subsidiaries has disposed of (or arranged for the disposal of) or released any Hazardous Substance at any real property, including the Akebia Real Property, so as to give rise to Liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under CERCLA or any other Environmental Laws; and

(e)    to Akebia’s Knowledge, no Hazardous Substances are present or have been disposed of or released on, at, in or under any real property currently or formerly owned, leased or operated by Akebia or its Subsidiaries for which Akebia or its Subsidiaries has, or may have, Liability under Environmental Laws.

3.19    Employment and Labor Matters.

(a)    Neither Akebia nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body, there are no such agreements which pertain to employees of Akebia or any of its Subsidiaries in existence or in negotiation and no employees of Akebia or any of its Subsidiaries are represented by a labor union, works council or other employee representative body. Except as would not have an Akebia Material Adverse Effect, since January 1, 2015, there has been no actual, or to the Knowledge of Akebia, threatened unfair labor practice charges, grievances, arbitrations, strikes, lockouts, work stoppages or other labor disputes against or affecting Akebia or its Subsidiaries. Neither Akebia nor any of its Subsidiaries will incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the Contemplated Transactions.

(b)    (i) Except as would not have an Akebia Material Adverse Effect, there are no Actions or any disputes pending or, to Akebia’s Knowledge, threatened (A) between Akebia or any of its Subsidiaries and any of their respective officers, directors, employees or independent contractors or (B) by or before any Governmental Body affecting Akebia or any of its Subsidiaries concerning employment matters, and (ii) no labor union, labor organization, works council or group of employees of Akebia or its Subsidiaries has made a demand (that is pending as of the date hereof) for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding pending or threatened in writing as of the date hereof with the National Labor Relations Board (or any similar other Governmental Body) with respect to any employees of Akebia or its Subsidiaries. Section 3.19 of the Akebia Disclosure Letter sets forth a complete and accurate list of any material disputes or threatened (in writing) material disputes between Akebia or any of its Subsidiaries and any of their respective officers, directors, employees or independent contractors.

(c)    Except as would not have a material impact on Akebia, Akebia and its Subsidiaries are, and since January 1, 2015 have been, in compliance with all Laws relating to labor and employment, including all such Laws relating to wages, hours, human rights, immigration, discrimination, pay equity, employment equity, workers’ compensation, safety and health, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), WARN and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law.

(d)    There has been no “mass layoff” or “plant closing” (as defined by WARN or any similar foreign, state, provincial or local Laws) with respect to Akebia within the six (6) months prior to the date of this Agreement.

(e)    As of the date hereof, no Key Employee or group of employees has given notice of termination of employment or, to Akebia’s Knowledge, otherwise disclosed plans to Akebia or any of its Subsidiaries to terminate employment with Akebia or any of its Subsidiaries within the next twelve (12) months.

(f)    No Key Employee of Akebia or any of its Subsidiaries is employed under a non-immigrant work visa or other work authorization that is limited in duration.

(g)    Except as would not have a material impact on Akebia, (i) Akebia and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid, (ii) no Key Employee of Akebia is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, non-competition agreement, restrictive covenant or other obligation: (A) to Akebia or (B) to a former employer of any such employee relating (1) to the right of any such employee to be employed by Akebia or (2) to the knowledge or use of trade secrets or proprietary information and (iii) no Key Employee of Akebia or any of its Subsidiaries has been the subject of any sexual harassment or other misconduct allegations or violations of the Akebia employee handbook (which was made available to Keryx prior to the date of this Agreement) during his or her tenure at Akebia.

3.20    FDA and Regulatory Matters.

(a)    Except as would not have a material impact on Akebia, Akebia and its Subsidiaries hold all licenses, Permits, franchises, variances, registrations, exemptions, orders and other governmental authorizations, consents, approvals, and clearances, and have submitted notices to, all Governmental Bodies, including all authorizations under the FDCA, the PHSA, as amended, and the regulations of the FDA promulgated thereunder, and any other Governmental Body that regulates the quality, identity, strength, purity, safety, efficacy or manufacturing of Akebia’s Products (any such Governmental Body, an “Akebia Regulatory Agency”) necessary for the lawful operation of the businesses of Akebia or any of its Subsidiaries as currently conducted (the “Akebia Permits”), and as of the date hereof, all such Akebia Permits are valid and in full force and effect. Except as would not have a material impact on Akebia, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Akebia Permit. Except as would not have a material impact on Akebia, Akebia and each of its Subsidiaries are in compliance with the terms of all Akebia Permits, and no event has occurred that, to the Knowledge of Akebia, would reasonably be expected to result in the revocation, cancellation, non-renewal or material adverse modification of any Akebia Permit. Since January 1, 2015, neither Akebia nor any of its Subsidiaries has received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from the FDA or other Akebia Regulatory Agency alleging that any operation or activity of Akebia or any of its Subsidiaries is in material violation of any applicable Law, except as would not have an Akebia Material Adverse Effect.

(b)    Except as would not have a material impact on Akebia, since January 1, 2015, all of Akebia’s and its Subsidiaries’ Products that are subject to the jurisdiction of the FDA or other Akebia Regulatory Agencies have been manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, promoted, advertised, detailed and distributed by or on behalf of Akebia or any of its Subsidiaries in all material respects in compliance with all applicable requirements under any Permit or Law, including applicable statutes and implementing regulations administered or enforced by the FDA or other Akebia Regulatory Agency. Except as would not have a material impact on Akebia, since January 1, 2015, all applications, submissions, notifications, information and data utilized by Akebia or its Subsidiaries as the basis for, or submitted by or, to the Knowledge of Akebia, on behalf of Akebia or its Subsidiaries in connection with, any and all requests for the Akebia Permits relating to Akebia or any of its Subsidiaries when submitted to the FDA or other Akebia Regulatory Agency, were true, complete and correct as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, notifications, information and data required under applicable Laws have been submitted to the FDA or other Akebia Regulatory Agency.

(c)    Except as would not have a material impact on Akebia, since January 1, 2015, neither Akebia, nor its Subsidiaries, have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Akebia Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” or other similar Laws. Except as would not have a material impact on Akebia, neither Akebia nor or any of its Subsidiaries nor, to the Knowledge of Akebia, any of their respective officers, employees, contractors, suppliers or other entities or individuals performing research or work on behalf of Akebia or any of its Subsidiaries has been subject to any kind of consent decree, individual integrity agreement, deferred prosecution agreement, or other similar form of agreement with any Governmental Body or convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in a material debarment or exclusion under applicable Law, including, without limitation, 21 U.S.C. Section 335a. No claims, actions, proceedings or investigations that would reasonably be expected to result in such a material debarment or exclusion are pending or, to the Knowledge of Akebia, threatened against Akebia or any of its Subsidiaries or, to the Knowledge of Akebia, any of their respective officers, employees, contractors, suppliers, or other entities or individuals performing research or work on behalf of Akebia or any of its Subsidiaries.

(d)    To the Knowledge of Akebia, since January 1, 2015, the manufacture of Products by or on behalf of Akebia and its Subsidiaries has been and is being conducted in material compliance with all applicable Laws including the FDA’s current Good Manufacturing Practices. Since January 1, 2015, none of Akebia, any of its Subsidiaries, or, to the Knowledge of Akebia, any of their respective contract manufacturers for Products, has received any FDA Form 483, warning letter, untitled letter, or other similar correspondence or written notice from the FDA or any other Akebia Regulatory Agency alleging or asserting material noncompliance with any applicable Laws or Akebia Permits with respect to any Product of Akebia or its Subsidiaries. Since January 1, 2015, no manufacturing site owned by Akebia, its Subsidiaries, or, to the Knowledge of Akebia, any of their respective contract manufacturers for Products, is or has been subject to a shutdown or import or export prohibition imposed or requested by FDA or another Akebia Regulatory Agency. Except as would not have a material impact on Akebia, to the Knowledge of Akebia, no event has occurred which would reasonably be expected to lead to any claim, suit, proceeding, investigation, enforcement, inspection or other action by any Akebia Regulatory Agency or any FDA warning letter, untitled letter, or request or requirement to make material changes to the Products or the manner in which the Products are manufactured, distributed or marketed.

(e)    Since January 1, 2015, all studies, tests and preclinical and clinical trials being conducted by Akebia or its Subsidiaries, or in which Akebia, its Subsidiaries or any Product or Product candidate has participated, have been and are being conducted in material compliance with applicable Laws, including the applicable requirements of Good Laboratory Practices or Good Clinical Practices. Since January 1, 2015, Akebia and its Subsidiaries have not received any written notices, correspondence or other communication from any institutional review board, the FDA or any other Akebia Regulatory Agency, recommending or requiring the termination, suspension, or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, Akebia or its Subsidiaries.

(f)    Except as would not have a material impact on Akebia, since January 1, 2015, Akebia and its Subsidiaries have not either voluntarily or involuntarily, initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notification, field correction, market withdrawal, or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action, in each case relating to an alleged lack of safety, efficacy or regulatory compliance of any Product or Product candidate (“Akebia Safety Notices”). Except as would not have an Akebia Material Adverse Effect, as of the date hereof, Akebia has no Knowledge of any facts which would cause (i) an Akebia Safety Notice with respect to any Product sold or intended to be sold by Akebia or its Subsidiaries, (ii) a change in the marketing classification or a material change in labeling of any such Products, (iii) a termination or suspension of marketing or testing of any such Products, or (iv) the imposition of a postmarketing study or risk evaluation and mitigation strategy by the FDA or other Akebia Regulatory Agency.

(g)    Except as would not have an Akebia Material Adverse Effect, Akebia and its Subsidiaries are, and at all times since January 1, 2015 have been, in compliance with all applicable Healthcare Laws. There is no civil, criminal, administrative, or other action, subpoena, suit, demand, claim, hearing, proceeding, notice or demand pending, received by or filed since January 1, 2015, or to the Knowledge of Akebia, threatened in writing, against Akebia or any Akebia Subsidiary alleging any material violation by Akebia or its Subsidiaries of any applicable Healthcare Laws.

(h)    Neither Akebia nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, settlement orders or similar agreements with or imposed by any Governmental Body.

(i)    Except as would not have a material impact on Akebia, neither Akebia, its Subsidiaries nor any of their respective directors, officers, or employees, nor, to the Knowledge of Akebia, any of its agents or distributors or any other person while acting on behalf of Akebia or any of its Subsidiaries has at any time since January 1, 2015, (i) violated or is in violation of any provision of the FCPA, (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention, (iii) violated or is in violation of any provision of the UK Bribery Act, (iv) violated any anti-bribery or anti-corruption Law in any foreign jurisdiction, (v) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any Prohibited Payment, (vi) been subject to any investigation by any Governmental Body with regard to any Prohibited Payment or (vii) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(j)    Since January 1, 2015, and except as would not have a material impact on Akebia, Akebia has: (x) distributed Product samples in accordance with applicable Healthcare

Laws, and the provision of such samples has been appropriately documented in accordance with requirements of the Prescription Drug Marketing Act of 1987; and (y) filed complete and accurate reports as required under the federal Sunshine/Open Payments Law and all applicable state transparency Laws, including Laws requiring certifications of compliance with the PhRMA Code and other compliance program certifications.

(k)    Except as disclosed in Section 3.20(k) of the Akebia Disclosure Letter or as would not have an Akebia Material Adverse Effect, as of the date hereof, neither Akebia nor its Subsidiaries has received written notice that it is subject to any pending or threatened investigation, claim, or enforcement action by FDA, HHS-OIG, private whistleblowers, CMS, VA, VA OIG, or DOJ, or any other state or non-U.S. equivalent Governmental Bodies pursuant to the Healthcare Laws. Akebia has no Knowledge of any fact that would require Akebia to restate or resubmit to the government any data reported under the Medicaid Rebate Statute, Medicare Part B Drug Pricing requirements, 340B Program requirements, Veterans Health Care Act of 1992, or the Medicare Part D Coverage Gap Discount Program to comply with such Price Reporting Laws, or refund any monies owed due to a resubmission or restatement.

3.21    Brokerage. Other than Evercore Group L.L.C. and J.P. Morgan Securities LLC, no Person is entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Akebia. Promptly after the date hereof, Keryx shall be given access to a true and correct copy of all Contracts entered into as of the date hereof entitling any Person to any brokerage commissions, finders’ fees or similar compensation in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Akebia, together with all amendments, waivers or other changes thereto.

3.22    Disclosure. None of the information supplied or to be supplied by or on behalf of Akebia for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act or (ii) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the Akebia Shareholders, or at the time of the Akebia Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Akebia Shareholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Akebia makes no representation or warranty with respect to any information supplied by or to be supplied by Keryx that is included or incorporated by reference in the foregoing document. The representations and warranties contained in this Section 3.22 will not apply to statements or omissions included in the Registration Statement or Joint Proxy Statement upon information furnished to Akebia in writing by Keryx specifically for use therein.

3.23    Ownership of Keryx Shares. Neither Akebia nor any of its affiliates is, or at any time during the last three (3) years has Akebia or any of its affiliates been, an “interested stockholder” of Keryx as defined in Section 203 of the DGCL. Akebia and its affiliates do not beneficially own any Keryx Shares or other securities of Keryx or any options, warrants or other rights to acquire any economic interest in, Keryx.

3.24    No Rights Agreement. There is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which Akebia is a party or by which it is otherwise bound.

3.25    Opinion. Prior to the execution of this Agreement, the Akebia Board has received an opinion from each of Evercore Group L.L.C. and J.P. Morgan Securities LLC to the effect that, as of the date of such opinion and based upon and subject to the various assumptions and limitations set forth therein, the Exchange Multiplier provided for in the Merger is fair, from a financial point of view, to Akebia and neither opinion has been withdrawn, revoked or modified. True and complete copies of such opinions shall be provided to Keryx promptly after the date hereof.

3.26    Merger Sub. Merger Sub was organized solely for the purpose of entering into this Agreement and consummating the Contemplated Transactions and has not engaged in any activities or business and has incurred no liabilities or obligations whatsoever, in each case other than those incident to its organization and the execution of this Agreement and the consummation of the Contemplated Transactions.

3.27    No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS Article 3 (AS MODIFIED BY THE AKEBIA DISCLOSURE LETTER), AKEBIA MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND AKEBIA HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE CONTEMPLATED TRANSACTIONS. IN CONNECTION WITH KERYX’S INVESTIGATION OF AKEBIA, KERYX HAS RECEIVED FROM OR ON BEHALF OF AKEBIA CERTAIN PROJECTIONS, INCLUDING PROJECTED STATEMENTS OF OPERATING REVENUES AND INCOME FROM OPERATIONS OF AKEBIA AND CERTAIN BUSINESS PLAN INFORMATION OF AKEBIA. AKEBIA MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO SUCH ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE 4

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.01    Covenants of Keryx.

(a)    Except (i) as set forth in Section 4.01(a)(i) of the Keryx Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement or (iv) with the prior written consent of Akebia (which consent shall not be unreasonably delayed, withheld or conditioned), from the date hereof until the earlier of the Effective Time or the date this Agreement is validly terminated in accordance with Article 7 (the “Pre-Closing Period”), Keryx shall, and shall cause its Subsidiaries to, carry on its business in the ordinary course of business consistent with past practice and use its commercially reasonable efforts to maintain sufficient inventory of its Products, preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it including by taking the actions described in Section 4.01(a) of the Keryx Disclosure Letter. Keryx shall promptly notify Akebia (1) of any Keryx Material Adverse Effect of which it has Knowledge and (2) upon having Knowledge of any matter reasonably likely to result in any of the conditions contained in Section 6.02(a) not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 4.01(a) shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to any party.

(b)    Without limiting the generality of Section 4.01(a), during the Pre-Closing Period and except as set forth on Section 4.01(b) of the Keryx Disclosure Letter, or as required by applicable Law, Keryx shall not and shall not permit any of its Subsidiaries, without the prior written consent of Akebia (which consent shall not be unreasonably delayed, withheld or conditioned), to:

(i)    (1) declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock or shares or (2) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Keryx Options or Keryx Restricted Shares with respect thereto except, in each case, (A) for the declaration and payment of dividends or distributions by a direct or indirect wholly-owned subsidiary of Keryx solely to its parent, (B) for any dispositions of shares of capital stock to Keryx as a result of a net share settlement of any Keryx Option or to satisfy withholding Tax obligations in respect of any Keryx Option or Keryx Restricted Shares or (C) any forfeitures or repurchases of unvested Keryx Restricted Shares or other shares of capital stock issued pursuant to or granted as awards under the Keryx Equity Plans;

(ii)    issue, sell, pledge, dispose of or otherwise encumber, or authorize the issuance, sale, pledge, disposition or other encumbrance of, (1) any shares of beneficial interests, capital stock or other ownership interest in Keryx or any of its Subsidiaries; (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest; (3) any phantom equity or similar contractual rights or (4) any rights, warrants or options to acquire or with respect to any such shares of beneficial interest, capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan except, in each case: (A) for issuances of Keryx Shares in respect of any exercise of Keryx Options outstanding on the date hereof in accordance with their terms on the date of this Agreement; (B) for issuances of Keryx Shares in respect of conversion of the Convertible Notes pursuant to their terms (C) for transactions solely between or among Keryx and its wholly-owned Subsidiaries or (D) the grant of equity awards in the ordinary course of business consistent with Section 4.01(b)(ii) of the Keryx Disclosure Letter;

(iii)    except as required by the terms of a Keryx Plan as in effect as of the date hereof, (A) increase the wages, salary or other compensation or benefits with respect to any of Keryx’s or any of its Subsidiaries’ officers, directors, independent contractors or employees, except for increases in base salaries and wages in the ordinary course of business consistent with past practice that does not exceed 2% of annual base salary in the aggregate or 5% of base salary for any individual, (B) establish, adopt, enter into, materially amend or terminate any Keryx Plan or (C) accelerate the vesting, funding or time of payment of any compensation or other benefit;

(iv)    (A) adopt, enter into or amend any collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body applicable to Keryx or its Subsidiaries or (B) engage in any conduct that would result in an employment loss or layoff for a sufficient number of employees of Keryx which would constitute a “plant closing” or “mass layoff” under WARN;

(v)    except for the hiring or engagement of any individual to whom an offer of employment has been extended on or prior to the date hereof, (A) hire or engage any independent contractor or employee performing Support Functions for Keryx without first consulting Akebia and (B) hire or engage any officer, director, independent contractor or employee performing any other function except in accordance with the budget made available to Akebia prior to the date of this Agreement;

(vi)    other than as contemplated by this Agreement in furtherance of the Contemplated Transactions, amend, or propose to amend, or permit the adoption of any material amendment of any Keryx Organizational Document (including by merger, consolidation or otherwise) or the comparable charter or organization documents of any of its Subsidiaries or adopt a shareholders’ rights plan or similar plan, or enter into any agreement with respect to the voting of its capital stock;

(vii)    effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

(viii)    adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of Keryx or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X;

(ix)    subject to clause (x), make any capital expenditures that are in the aggregate in excess of $1,000,000;

(x)    acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for the purchase of materials from suppliers or vendors in the ordinary course of business;

(xi)    (A) incur any Indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for short-term Indebtedness incurred in the ordinary course of business; (B) make any loans or advances to any other Person, (C) make any capital contributions to, or investments in, any other Person or (D) repurchase, prepay or refinance any Indebtedness in an amount greater than $1,000,000 in the aggregate;

(xii)    sell, transfer, license, assign, mortgage, encumber or otherwise abandon, withdraw or dispose of (x) any assets with a fair market value in excess of $100,000 in the aggregate or (y) any Owned Intellectual Property, Exclusive Intellectual Property or pending Intellectual Property or any Exclusive Intellectual Property, except, in the case of clause (x), in the ordinary course of business;

(xiii)    commence, pay, discharge, settle, compromise or satisfy any Action that is unrelated to the Contemplated Transactions, other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $100,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Keryx;

(xiv)    change its fiscal year, revalue any of its material assets or change any of its financial, actuarial, reserving or Tax accounting methods or practices in any respect, except as required by GAAP;

(xv)    (A) make, change or revoke any material Tax election with respect to Keryx or any of its Subsidiaries, (B) file any material amended Tax Return or claim for refund of material Taxes with respect to Keryx or any of its Subsidiaries, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), or Tax Allocation Agreement relating to or affecting any material Tax liability or refund of material Taxes with respect to Keryx or any of its Subsidiaries, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to Keryx or any of its Subsidiaries or (E) settle or compromise any material Tax liability or refund of material Taxes with respect to Keryx or any of its Subsidiaries;

(xvi)    waive, release or assign any rights or claims under, or renew, affirmatively determine not to renew, amend or modify in any material respect or terminate, any Keryx Material Contract, or enter into any Contract that, if existing on the date hereof, would be a Keryx Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(xvii)    cease to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for the nature of the property so insured and for companies engaged in the respective businesses of Keryx and its Subsidiaries, to the extent such insurance is available on commercially reasonable terms;

(xviii)    abandon, withdraw, terminate, suspend, abrogate, amend or modify any Keryx Permits in a manner that would materially impair the operation of the business of Keryx or any of its Subsidiaries;

(xix)    enter into (1) a research or collaboration arrangement with a value in excess of $1,000,000 in the aggregate; (2) an individual consulting agreement with any Healthcare Provider pursuant to which aggregate compensation (including, without limitation, cash, stock options, royalties and any other form of compensation) exceeds $150,000 per year, (3) an educational grant, donation or investigator sponsored research agreement pursuant to which the aggregate amount paid or the value of any items or services donated by Keryx or any Subsidiary exceeds $100,000; (4) a new agreement with a healthcare insurer or payor, pharmacy benefit manager, distributor or wholesaler; or (5) a data purchase agreement or similar arrangement with a Healthcare Provider;

(xx)    request (or permit any of its Subsidiaries to request) a withdrawal of the marketing authorization for Fexeric in the European Union; or

(xxi)    authorize, agree or commit to take any of the actions described in clauses (i) through (xx) of this Section 4.01(b).

4.02    Covenants of Akebia.

(a)    Except (i) as set forth in Section 4.02(a) of the Akebia Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement or (iv) with the prior written consent of Keryx (which consent shall not be unreasonably delayed, withheld or conditioned), during the Pre-Closing Period, Akebia shall, and shall cause its Subsidiaries to, carry on its business in the ordinary course of business consistent with past practice and use its commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it, including by taking the actions described in Section 4.02(a) of the Akebia Disclosure Letter. Akebia shall promptly notify Keryx (1) of any Akebia Material Adverse Effect of which it has Knowledge and (2) upon having Knowledge of any matter reasonably likely to result in any of the conditions contained in Section 6.03(a) not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 4.02(a) shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to any party.

(b)    Without limiting the generality of Section 4.02(a), during the Pre-Closing Period and except as set forth on Section 4.02(b) of the Akebia Disclosure Letter, or as required by applicable Law, Akebia shall not and shall not permit any of its Subsidiaries, without the prior written consent of Keryx (which consent shall not be unreasonably delayed, withheld or conditioned), to:

(i)    (1) declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock or shares or (2) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Akebia Options, Akebia RSUs, Akebia Restricted Shares or Akebia ESPP Purchase Rights with respect thereto except, in each case, (A) for the declaration and payment of dividends or distributions by a direct or indirect wholly-owned subsidiary of Akebia solely to its parent, (B) for the purpose of fulfilling its obligations under the Akebia ESPP, to the extent consistent with past practice, (C) for any dispositions of shares of capital stock to Akebia as a result of a net share settlement of any Akebia Option or to satisfy withholding Tax obligations in respect of any Akebia Option or Akebia RSU or (D) any forfeitures or repurchases of other shares of capital stock issued pursuant to or granted as awards under the Akebia Equity Plans;

(ii)    issue, sell, pledge, dispose of or otherwise encumber, or authorize the issuance, sale, pledge, disposition or other encumbrance of, (1) any shares of beneficial interests, capital stock or other ownership interest in Akebia or any of its Subsidiaries; (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest; (3) any phantom equity or similar contractual rights or (4) any rights, warrants or options to acquire or with respect to any such shares of beneficial interest, capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan except, in each case: (A) for issuances of Akebia Shares in respect of (i) any exercise of Akebia Options outstanding on the date hereof in accordance with their terms on the date of this Agreement or (ii) the exercise of any Akebia ESPP Purchase Rights under the terms of the Akebia ESPP, (B) for the issuance of Akebia Shares pursuant to the vesting of or delivery of shares under Akebia RSUs outstanding on the date hereof, in accordance with their terms as of the date of this Agreement (C) for transactions solely between or among Akebia and its wholly-owned Subsidiaries or (D) the grant of equity awards in the ordinary course of business consistent with Section 4.02(b)(ii) of the Akebia Disclosure Letter;

(iii)    except as required by the terms of an Akebia Plan as in effect as of the date hereof, (A) increase the wages, salary or other compensation or benefits with respect to any of Akebia’s or any of its Subsidiaries’ officers, directors, independent contractors or employees, except for increases in base salaries and wages in the ordinary course of business consistent with past practice that does not exceed 2% of annual base salary in the aggregate or 5% of base salary for any individual (B) establish, adopt, enter into, materially amend or terminate any Akebia Plan, or (C) accelerate the vesting, funding or time of payment of any compensation or other benefit;

(iv)    (A) adopt, enter into or amend any collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body applicable to Akebia or its Subsidiaries or (B) engage in any conduct that would result in an employment loss or layoff for a sufficient number of employees of Akebia which would constitute a “plant closing” or “mass layoff” under WARN;

(v)    except for the hiring or engagement of any individual to whom an offer of employment has been extended on or prior to the date hereof, (A) hire or engage any independent contractor or employee performing Support Functions for Akebia without first consulting Keryx and (B) hire or engage any officer, director, independent contractor or employee performing any other function except in accordance with the budget made available to Keryx prior to the date of this Agreement;

(vi)    other than as contemplated by this Agreement in furtherance of the Contemplated Transactions, amend, or propose to amend, or permit the adoption of any material amendment of any Akebia Organizational Document (including by merger, consolidation or otherwise) or the comparable charter or organization documents of any of its Subsidiaries or adopt a shareholders’ rights plan or similar plan, or enter into any agreement with respect to the voting of its capital stock;

(vii)    effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

(viii)    adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of Akebia or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X;

(ix)    subject to clause (x), make any capital expenditures that are in the aggregate in excess of $1,000,000;

(x)    acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for the purchase of materials from suppliers or vendors in the ordinary course of business;

(xi)    (A) incur any Indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for short-term Indebtedness incurred in the ordinary course of business; (B) make any loans or advances to any other Person, (C) make any capital contributions to, or investments in, any other Person or (D) repurchase, prepay or refinance any Indebtedness in an amount greater than $1,000,000 in the aggregate;

(xii)    sell, transfer, license, assign, mortgage, encumber or otherwise abandon, withdraw or dispose of (x) any assets with a fair market value in excess of $100,000 in the aggregate or (y) any Owned Intellectual Property, Exclusive Intellectual Property or pending Intellectual Property or any Exclusive Intellectual Property, except, in the case of clause (x), in the ordinary course of business;

(xiii)    commence, pay, discharge, settle, compromise or satisfy any Action that is unrelated to the Contemplated Transactions, other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $100,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Akebia;

(xiv)    change its fiscal year, revalue any of its material assets or change any of its financial, actuarial, reserving or Tax accounting methods or practices in any respect, except as required by GAAP;

(xv)    (A) make, change or revoke any material Tax election with respect to Akebia or any of its Subsidiaries, (B) file any material amended Tax Return or claim for refund of material Taxes with respect to Akebia or any of its Subsidiaries, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) or Tax Allocation Agreement relating to or affecting any material Tax liability or refund of material Taxes with respect to Akebia or any of its Subsidiaries, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to Akebia or any of its Subsidiaries or (E) settle or compromise any material Tax liability or refund of material Taxes with respect to Akebia or any of its Subsidiaries;

(xvi)    waive, release or assign any rights or claims under, or renew, affirmatively determine not to renew, amend or modify in any material respect or terminate, any Akebia Material Contract, or enter into any Contract that, if existing on the date hereof, would be an Akebia Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(xvii)    cease to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for the nature of the property so insured and for companies engaged in the respective businesses of Akebia and its Subsidiaries, to the extent such insurance is available on commercially reasonable terms;

(xviii)    abandon, withdraw, terminate, suspend, abrogate, amend or modify any Akebia Permits in a manner that would materially impair the operation of the business of Akebia or any of its Subsidiaries;

(xix)    enter into (1) a research or collaboration arrangement with a value in excess of $1,000,000 in the aggregate; (2) an individual consulting agreement with any Healthcare Provider pursuant to which aggregate compensation (including, without limitation, cash, stock options, royalties and any other form of compensation) exceeds $150,000 per year, (3) an educational grant, donation or investigator sponsored research agreement pursuant to which the aggregate amount paid or the value of any items or services donated by Akebia or any Subsidiary exceeds $100,000; (4) a new agreement with a healthcare insurer or payor, pharmacy benefit manager, distributor or wholesaler; or (5) a data purchase agreement or similar arrangement with a Healthcare Provider; or

(xx)    authorize, agree or commit to take any of the actions described in clauses (i) through (xix) of this Section 4.02(b).

4.03    No Control of Other Party’s Business. Nothing contained in this Agreement shall give Keryx, directly or indirectly, the right to control or direct Akebia’s operations or give Akebia, directly or indirectly, the right to control or direct Keryx’s operations prior to the Effective Time. Prior to the Effective Time, each of Keryx and Akebia shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

ARTICLE 5

ADDITIONAL COVENANTS OF THE PARTIES

5.01    Investigation.

(a)    Each of Keryx and Akebia shall afford to the other party and to the Representatives of such other party reasonable access during normal business hours during the Pre-Closing Period to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable Law and with such additional financial, operating and other data and information regarding a party and its Subsidiaries, as the other party may reasonably request. Notwithstanding the foregoing, neither Keryx nor Akebia nor their respective Subsidiaries shall be required to afford such access if, in the reasonable judgment of such party, it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a loss of privilege to such party or any of its Subsidiaries, would constitute a violation of any applicable Law, a breach of a Contract to which it is a party provided, in each case, that Akebia or Keryx, as the case may be, has used commercially reasonable efforts to find an alternative way to provide the access or information contemplated by this Section 5.01 and provided, further that in the event a party restricts access or information pursuant to the foregoing exceptions, the restricting party shall provide written notice of the reason for such restriction.

(b)    In furtherance and not in limitation of the foregoing each party shall promptly notify the other in writing of any material regulatory action, investigation, enforcement, inspection, clinical hold, clinical trial delay, expedited safety reports, material changes to the investigational new drug, product withdrawal or recall of, loss of or requirement to make changes to marketing approval, in each case relating to such party’s Products, and any other material Governmental Body inquiry, including but not limited to a FINRA request, and the receipt of any material third party demand letter; provided, however, that failure to provide such notice shall not result in a failure to satisfy the conditions set forth in Section 6.02(b) or Section 6.03(b), as applicable, unless such action, hold, withdrawal, loss or requirement would constitute a Keryx Material Adverse Effect or an Akebia Material Adverse Effect, as the case may be.

(c)    The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the Contemplated Transactions, including the information provided pursuant to Section 5.01(a), shall be deemed to be Evaluation Material, as such term is used in, and shall be treated in accordance with, that certain confidentiality agreement between Akebia and Keryx dated as of December 14, 2017 (as amended, the “Confidentiality Agreement”) and shall be used solely to effectuate the Contemplated Transactions, including with respect to planning for integration.

5.02    Registration Statement and Proxy Statement for Shareholder Approval. As soon as practicable after the execution of this Agreement, (A) Akebia and Keryx shall jointly prepare a joint proxy statement (the “Joint Proxy Statement”) in preliminary form, which shall contain each of the Akebia Recommendation and the Keryx Recommendation (unless an Akebia Adverse Recommendation Change or a Keryx Adverse Recommendation Change, as applicable, has occurred), and (B) Akebia shall prepare and file with the SEC (i) a registration statement on Form S-4, in which the Joint Proxy Statement shall be included and (ii) a prospectus relating to the Akebia Shares to be offered and sold pursuant to this Agreement and the Merger (such registration statement together with the amendments and supplements thereto, the “Registration Statement”). Akebia shall use its reasonable best efforts, and Keryx shall reasonably cooperate with Akebia in such efforts, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Contemplated Transactions, including the Merger. In furtherance thereof, Akebia and Keryx will comply with Schedule 5.02 of the Keryx Disclosure Letter and work together in good faith, including with each party’s Representatives (including by providing reasonable access to relevant data, schedules and work papers), to prepare financial statements and financial information for inclusion in the Registration Statement. Each of Akebia and Keryx shall use its respective commercially reasonable efforts to mail the Joint Proxy Statement to its respective shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Akebia shall use reasonable best efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of Akebia Shares pursuant to this Agreement, and each party shall furnish all information concerning Keryx, Akebia and the holders of capital stock of Keryx and Akebia, as applicable, as may be reasonably requested by another party in connection with any such action and the preparation, filing and distribution of the Joint Proxy Statement. No filing of, or amendment or supplement to, or material correspondence to the SEC or its staff with respect to the Registration Statement may be made by Akebia, or with respect to the Joint Proxy Statement may be made by Keryx, Akebia or any of their respective Subsidiaries, without providing the other party a reasonable opportunity to review and comment thereon. Akebia shall advise Keryx, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Akebia Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Akebia and Keryx shall advise the other, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Joint Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Keryx or Akebia, or any of their respective affiliates, officers or directors, is discovered by Keryx or Akebia which should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to either the Akebia Shareholders or the Keryx Shareholders, as applicable.

5.03    Shareholders’ Meetings.

(a)    Keryx shall take all action necessary in accordance with applicable Law and the Keryx Organizational Documents to duly give notice of, convene and hold a meeting of the Keryx Shareholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to obtain the Keryx Shareholder Approval (the “Keryx Shareholders’ Meeting”). Subject to Section 5.04(b) and 5.04(c), Keryx will, through the Keryx Board, recommend that the Keryx Shareholders adopt this Agreement and will use reasonable efforts to solicit from the Keryx Shareholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of the Keryx Shareholders required by the rules of the NASDAQ or applicable Law to obtain such approvals. Keryx shall not (i) submit any matter for approval of the Keryx Shareholders other than those required for the Keryx Shareholder Approval and matters that would be ‘routine’ at an annual meeting of Keryx Shareholders, as defined in Rule 14a-6(a) under the Exchange Act or (ii) hold a shareholder meeting for any purpose prior to the occurrence of the Keryx Shareholders’ Meeting, other than Keryx’s annual meeting of Keryx Shareholders to be held on June 29, 2018.

(b)    Akebia shall take all action necessary in accordance with applicable Law and Akebia Organizational Documents to duly give notice of, convene and hold a meeting of the Akebia Shareholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to obtain the Akebia Shareholder Approval and the Akebia Charter Amendment Approval (the “Akebia Shareholders’ Meeting”). Subject to Section 5.04(e) and Section 5.04(f), Akebia will, through the Akebia Board, recommend that the Akebia Shareholders approve the proposal to issue shares in accordance with the provisions of this Agreement and will use reasonable efforts to solicit from the Akebia Shareholders proxies in favor of the issuance of shares and to take all other action necessary or advisable to secure the vote or consent of the Akebia Shareholders required by the rules of the NASDAQ or applicable Law to obtain such approvals. Akebia shall not (i) submit any matter for approval of the Akebia Shareholders other than those required for the Akebia Shareholder Approval, the Akebia Charter Amendment Approval and matters that would be ‘routine’ at an annual meeting of Akebia Shareholders, as defined in Rule 14a-6(a) under the Exchange Act or (ii) hold a shareholder meeting for any purpose prior to the occurrence of the Akebia Shareholders’ Meeting.

(c)    Keryx and Akebia shall use their reasonable best efforts to schedule and hold the Keryx Shareholders’ Meeting and the Akebia Shareholders’ Meeting on the same date and as promptly as practicable after the Registration Statement is declared effective under the Securities Act; provided Keryx or Akebia, as applicable, may, after reasonable consultation with the Keryx or Akebia, as applicable, postpone, recess or adjourn the Keryx Shareholders’ Meeting or the Akebia Shareholders’ Meeting, as applicable, and, if applicable, set a new record date for such meeting, (i) if there are not sufficient affirmative votes present in person or by proxy at such meeting to obtain the Keryx Shareholder Approval or the Akebia Shareholder Approval, as applicable, and such party shall use reasonable best efforts in order to obtain the requisite number of affirmative votes in person or by proxy as of such later date, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Keryx Board or the Akebia Board, as applicable, has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Keryx Shareholders or the Akebia Shareholders, as applicable, prior to the Keryx Shareholders’ Meeting or the Akebia Shareholders’ Meeting, as applicable and (iii) if required by Law; provided, however, that neither the Keryx Shareholders’ Meeting nor the Akebia Shareholders’ Meeting shall be postponed or adjourned for more than ten (10) Business Days in the aggregate from the originally scheduled date of such meeting without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). In the event either the Keryx Shareholders’ Meeting or the Akebia Shareholders’ Meeting is delayed in compliance with this Section 5.03(c), then the other party may similarly postpone, recess, adjourn or delay its shareholder meeting to the same date.

5.04    Non-Solicitation.

(a)    Keryx shall not, and shall cause its Subsidiaries not to, and shall instruct its and their respective Representatives not to, directly or indirectly (i) initiate, seek or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal with respect to Keryx; (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to, Keryx or any of its Subsidiaries or afford access to the properties, books or records of Keryx or any of its Subsidiaries to any Person that has made or could reasonably be expected to make an Acquisition Proposal with respect to Keryx; or (iii) enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement, with respect to an Acquisition Proposal with respect to Keryx (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.04). Keryx shall, and shall cause its Subsidiaries to, and shall instruct its and their respective Representatives to, immediately cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person (other than Akebia and its Affiliates) conducted heretofore by Keryx or any Subsidiary thereof or any of its or their respective Representatives, with respect to an Acquisition Proposal or which could reasonably be expected to lead to an Acquisition Proposal, and, in connection therewith, Keryx shall immediately discontinue access by any Person (other than Akebia and its Affiliates) to any data room (virtual or otherwise) established by Keryx or its Representatives for such purpose. Within two (2) Business Days from the date hereof, Keryx shall request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements with Keryx or any Subsidiary thereof or who have otherwise been provided with confidential, non-public information since January 1, 2017, relating to an Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Keryx Shareholder Approval, Keryx and the Keryx Board may take any actions described in clause (ii) of this Section 5.04(a) with respect to a third party if (x) Keryx receives a written Acquisition Proposal with respect to Keryx from such third party (and such Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or facilitated in violation of this Section 5.04) and (y) such proposal constitutes, or the Keryx Board determines in good faith that such proposal is reasonably be expected to lead to, a Superior Proposal with respect to Keryx; provided, that Keryx may deliver non-public information to such third party only pursuant to a confidentiality agreement containing terms no less favorable to Keryx with respect to confidentiality than the terms of the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), a copy of which shall be sent to Akebia promptly following its execution. Nothing contained in this Section 5.04 shall prohibit Keryx or the Keryx Board from taking and disclosing to the Keryx Shareholders a position with respect to an Acquisition Proposal with respect to Keryx pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, if the Keryx Board has reasonably determined in good faith after consultation with its outside legal counsel that the failure to do so would be reasonably likely to be a breach of its fiduciary obligations to the Keryx Shareholders or would violate applicable Law; provided, that this sentence shall not permit the Keryx Board to make a Keryx Adverse Recommendation Change, except to the extent permitted by Section 5.04(b) or Section 5.04(c).

(b)    Neither the Keryx Board nor any committee thereof may directly or indirectly (i) withhold, withdraw (or amend, qualify or modify in a manner adverse to Akebia or Merger Sub), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to Akebia or Merger Sub), the approval, recommendation or declaration of advisability by the Keryx Board or any such committee of the Contemplated Transactions; (ii) propose publicly to recommend, adopt or approve any Acquisition Proposal with respect to Keryx; or (iii) fail to reaffirm or re-publish the Keryx Recommendation within ten (10) days of being requested by Akebia to do so or, if earlier, not later than two (2) Business Days prior to the Keryx Shareholders’ Meeting (any action described in this sentence being referred to as a “Keryx Adverse Recommendation Change”). A change of the Keryx Recommendation to “neutral” is a Keryx Adverse Recommendation Change. Notwithstanding the foregoing, at any time prior to obtaining the Keryx Shareholder Approval, and subject to Keryx’s compliance at all times with the provisions of this Section 5.04 and Section 5.03 (other than immaterial non-compliance), in response to a Superior Proposal with respect to Keryx that has not been withdrawn and did not result from a breach of Section 5.04(a), the Keryx Board may make such a Keryx Adverse Recommendation Change; provided, however, that Keryx may not make a Keryx Adverse Recommendation Change in response to a Superior Proposal with respect to Keryx (x) until five (5) days after Keryx provides written notice to Akebia advising Akebia that the Keryx Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person or group making such Superior Proposal and including copies of all documents pertaining to such Superior Proposal (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice as provided herein, but with respect to any such subsequent notices references to a “five (5) day period” shall be deemed references to a “three (3) day period”); (y) if during such five (5) or three (3) day period, Akebia proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Keryx Board determines in good faith, after good faith negotiations between Keryx and Akebia (if such negotiations are requested by Akebia) during such five (5) or three (3) day period (after and taking into account all financial, legal and regulatory terms and conditions of such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and the Superior Proposal) that such alternative transaction proposed by Akebia is not at least as favorable to Keryx and its shareholders as the Superior Proposal and (z) unless the Keryx Board determines in good faith after consultation with outside legal counsel that the failure to make a Keryx Adverse Recommendation Change would be a breach of its fiduciary obligations to the Keryx Shareholders.

(c)    Notwithstanding the first sentence of Section 5.04(b), at any time prior to obtaining the Keryx Shareholder Approval, following any Intervening Event, the Keryx Board may make a Keryx Adverse Recommendation Change after the Keryx Board (i) determines in good faith after consultation with its outside legal counsel that the failure to make such a Keryx Adverse Recommendation Change in response to such Intervening Event would be a breach of its fiduciary obligations to Keryx Shareholders, (ii) determines in good faith that the reasons for making such a Keryx Adverse Recommendation Change are independent of and unrelated to any pending Acquisition Proposal with respect to Keryx and (iii) provides written notice to Akebia (a “Keryx Notice of Change”) advising Akebia that the Keryx Board is contemplating making a Keryx Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Keryx Board may not make such a Keryx Adverse Recommendation Change until the fifth (5th) Business Day after receipt by Akebia of a Keryx Notice of Change and (y) during such five (5) Business Day period, at the request of Akebia, Keryx shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Keryx Board not to make such a Keryx Adverse Recommendation Change in response to such Intervening Event, consistent with its fiduciary obligations to the Keryx Shareholders.

(d)    Akebia shall not, and shall cause its Subsidiaries not to, and shall instruct its and their respective Representatives not to, directly or indirectly (i) initiate, seek or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal with respect to Akebia; (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to, Akebia or any of its Subsidiaries or afford access to the properties, books or records of Akebia or any of its Subsidiaries to any Person that has made or could reasonably be expected to make an Acquisition Proposal with respect to Akebia or (iii) enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement with respect to an Acquisition Proposal with respect to Akebia (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.04). Akebia shall, and shall cause its Subsidiaries to, and shall instruct its and their respective Representatives to, immediately cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person (other than Keryx and its Affiliates) conducted heretofore by Akebia or any Subsidiary thereof or any of its or their respective Representatives, with respect to an Acquisition Proposal or which could reasonably be expected to lead to an Acquisition Proposal, and, in connection therewith, Akebia shall immediately discontinue access by any Person (other than Keryx and its Affiliates) to any data room (virtual or otherwise) established by Akebia or its Representatives for such purpose. Within two (2) Business Days from the date hereof, Akebia shall request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements with Akebia or any Subsidiary thereof or who have otherwise been provided with confidential, non-public information since January 1, 2017 relating to an Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Akebia Shareholder Approval, Akebia and the Akebia Board may take any actions described in clause (ii) of this Section 5.04(d) with respect to a third party if (x) Akebia receives a written Acquisition Proposal with respect to Akebia from such third party (and such Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or facilitated in violation of this Section 5.04) and (y) such proposal constitutes, or the Akebia Board determines in good faith that such proposal is reasonably be expected to lead to, a Superior Proposal with respect to Akebia; provided, that Akebia may deliver non-public information to such third party only pursuant to an Acceptable Confidentiality Agreement (but in relation to Akebia rather than Keryx) a copy of which shall be sent to Keryx promptly following its execution. Nothing contained in this Section 5.04 shall prohibit Akebia or the Akebia Board from taking and disclosing to the Akebia Shareholders a position with respect to an Acquisition Proposal with respect to Akebia pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, if the Akebia Board has reasonably determined in good faith after consultation with its outside legal counsel that the failure to do so would be reasonably likely to be a breach of its fiduciary obligations to the Akebia Shareholders or would violate applicable Law; provided, that this sentence shall not permit the Akebia Board to make an Akebia Adverse Recommendation Change, except to the extent permitted by Section 5.04(e) or Section 5.04(e).

(e)    Neither the Akebia Board nor any committee thereof may directly or indirectly (i) withhold, withdraw (or amend, qualify or modify in a manner adverse to Keryx) or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to Keryx), the approval, recommendation or declaration of advisability by the Akebia Board or any such committee of the Contemplated Transactions; (ii) propose publicly to recommend, adopt or approve any Acquisition Proposal with respect to Akebia or (iii) fail to reaffirm or re-publish the Akebia Recommendation within ten (10) days of being requested by Keryx to do so or, if earlier, not later than two (2) Business Days prior to the Akebia Shareholders’ Meeting (any action described in this sentence being referred to as an “Akebia Adverse Recommendation Change”). A change of the Akebia Recommendation to “neutral” is an Akebia Adverse Recommendation Change. Notwithstanding the foregoing, at any time prior to obtaining the Akebia Shareholder Approval, and subject to Akebia’s compliance at all times with the provisions of this Section 5.04 and Section 5.03 (other than immaterial non-compliance), in response to a Superior Proposal with respect to Akebia that has not been withdrawn and did not result from a breach of Section 5.04(d), the Akebia Board may make such an Akebia Adverse Recommendation Change; provided, however, that Akebia may not make an Akebia Adverse Recommendation Change in response to a Superior Proposal with respect to Akebia (x) until five (5) days after Akebia provides written notice to Keryx advising Keryx that the Akebia Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person or group making such Superior Proposal and including copies of all documents pertaining to such Superior Proposal (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice as provided herein, but with respect to any such subsequent notices references to a “five (5) day period” shall be deemed references to a “three (3) day period”); (y) if during such five (5) or three (3) day period, Keryx proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Akebia Board determines in good faith, after good faith negotiations between Akebia and Keryx (if such negotiations are requested by Keryx) during such five (5) or three (3) day period (after and taking into account all financial, legal and regulatory terms and conditions of such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and the Superior Proposal) that such alternative transaction proposed by Keryx is not at least as favorable to Akebia and its shareholders as the Superior Proposal and (z) unless the Akebia Board determines in good faith after consultation with its outside legal counsel that the failure to make an Akebia Adverse Recommendation Change would be a breach of its fiduciary obligations to the Akebia Shareholders.

(f)    Notwithstanding the first sentence of Section 5.04(e), at any time prior to obtaining the Akebia Shareholder Approval, following any Intervening Event, the Akebia Board may make an Akebia Adverse Recommendation Change after the Akebia Board (i) determines in good faith after consultation with its outside legal counsel that the failure to make such Akebia Adverse Recommendation Change in response to such Intervening Event would be a breach of its fiduciary obligations to the Akebia Shareholders, (ii) determines in good faith that the reasons for making such Akebia Adverse Recommendation Change are independent of and unrelated to any pending Acquisition Proposal with respect to Keryx and (iii) provides written notice to Keryx (an “Akebia Notice of Change”) advising Keryx that the Akebia Board is contemplating making an Akebia Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Akebia Board may not make such an Akebia Adverse Recommendation Change until the fifth (5th) Business Day after receipt by Keryx of an Akebia Notice of Change and (y) during such five (5) Business Day period, at the request of Keryx, Akebia shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Akebia Board not to make such an Akebia Adverse Recommendation Change in response to such Intervening Event, consistent with its fiduciary obligations to the Akebia Shareholders.

(g)    The parties agree that in addition to the obligations of Keryx and Akebia set forth in paragraphs (a) through (f) of this Section 5.04, as promptly as practicable after receipt thereof, and in any event within twenty-four (24) hours, Keryx or Akebia, as applicable, shall advise Akebia or Keryx, respectively, in writing of any request for information or any Acquisition Proposal with respect to such party received from any Person, or any inquiry, discussions or negotiations with respect to any Acquisition Proposal with respect to such party, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and Keryx or Akebia, as applicable, shall promptly provide to Akebia or Keryx, respectively, copies of any written materials received by Keryx or Akebia, as applicable, in connection with any of the foregoing and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of Keryx and Akebia agrees that it shall simultaneously provide to the other any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal which was not previously provided to the other. Keryx and Akebia shall keep Akebia and Keryx, respectively, promptly and fully informed of the status of any Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of Keryx and Akebia agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party or fail to enforce, to the fullest extent permitted under applicable Law, any such standstill or similar agreement to which it is a party.

5.05    Regulatory Approvals; Additional Agreements; Performance of Merger Sub.

(a)    As soon as reasonably practicable after the date of this Agreement, Keryx and Akebia each shall file with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice Notification and Report Forms relating to the Contemplated Transactions. Keryx and Akebia each shall use commercially reasonable efforts to file, as soon as reasonably practicable after the date hereof, all other documents required to be filed with any Governmental Body pursuant to the merger notification or control Laws of applicable foreign jurisdictions with respect to the Contemplated Transactions. Each party shall pay 50% of any applicable filing fees required to be paid pursuant to this Section.

(b)    Akebia and Keryx each shall promptly (i) supply the other with any information required in order to effectuate the filings described in this Section 5.05, (ii) supply additional information reasonably required by a Governmental Body and, (iii) subject to applicable legal limitations and the instructions of any Governmental Body, keep each other apprised of the status of matters relating to the clearance of the Contemplated Transactions including promptly furnishing the other with copies of communications received from any Governmental Body. Each of Akebia and Keryx agree not to independently participate in any meeting, or engage in any substantive conversation, with any Governmental Body in connection with such filings without giving the other prior notice of the meeting or conversation and, unless prohibited by such Governmental Body, an opportunity to attend or participate. The parties shall consult and cooperate with one another and permit the other party or its counsel to review in advance any proposed written communication by such party to any Governmental Body in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to antitrust or merger control Laws in connection with the Contemplated Transactions. Akebia and Keryx shall promptly provide the other party with copies of all filings made by such party with any Governmental Body in connection with the Contemplated Transactions.

(c)    Each of Keryx and Akebia shall (i) give the other party prompt notice of the commencement or written threat of commencement of any legal proceeding by or before any Governmental Body with respect to the Contemplated Transactions, (ii) keep the other party informed as to the status of any such legal proceeding or threat and (iii) reasonably cooperate with each other and use commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Contemplated Transactions.

(d)    Subject to the conditions and upon the terms of this Agreement, each of Akebia and Keryx shall use commercially reasonable efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to carry out the intent and purposes of this Agreement and to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, subject to the conditions and upon the terms of this Agreement, each party to this Agreement shall use commercially reasonable efforts (i) to cooperate with the other party, execute and deliver such further documents, certificates, agreements and instruments and take such other actions as may be reasonably requested by the other party to evidence or reflect the Contemplated Transactions (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) to give all notices required to be made and given by such party in connection with the Contemplated Transactions and (iii) to obtain each approval, consent, ratification, permission and waiver of authorization required to be obtained from a Governmental Body or a party to any material Contract; provided, that, notwithstanding anything to the contrary contained in this Agreement, in no event shall (A) Keryx or Akebia or any of their respective Subsidiaries be required to pay any fee, penalty or other consideration to any third party for any approval, consent, ratification, permission or waiver of authorization required to be obtained from parties to any material Contracts or (B) the receipt of any such approval, consent, ratification, permission or waiver of authorization required to be obtained from parties to any Contracts be a condition to any party’s obligations hereunder.

(e)    Notwithstanding anything to the contrary contained in this Agreement, in no event shall Akebia or Keryx be required to (x) sell, divest, license, hold, convey or hold separate or otherwise take any action or agree to any undertaking that limits Akebia’s and its Subsidiaries’ or Keryx’s and its Subsidiaries’ freedom of action with respect to, or their ability to retain, particular products, assets or business of Akebia or Keryx or their respective Subsidiaries, or agreeing to take any such action, (y) terminate existing relationships, contractual rights or obligations of Keryx or Akebia or their respective Subsidiaries or (z) effectuate any other change or restructuring of Keryx or Akebia or their respective Subsidiaries.

(f)    Akebia will take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

5.06    Employee and Labor Matters.

(a)    For all purposes under the Akebia Plans providing benefits to any Employees after the Effective Time (the “New Plans”), Akebia shall use reasonable best efforts to cause each individual who is an employee of Keryx or its Subsidiaries as of the Effective Time (a “Keryx Employee”) to be credited with his or her years of service with Keryx and its Subsidiaries before the Effective Time for purposes of vesting, benefits eligibility and level of benefits, and each individual who is an employee of Akebia or its Subsidiaries as of the Effective Time (an “Akebia Employee”) to be credited with his or her years of service with Akebia and its Subsidiaries before the Effective Time for such purposes, to the same extent as such Employee was entitled, before the Effective Time, to credit for such service under any similar Keryx Plan or Akebia Plan, as applicable; provided, however, that such service crediting shall not be required (i) to the extent it would result in a duplication of benefits or (ii) to the extent Keryx Employees and Akebia Employees are equally affected without regard to whether employment before the Effective Time was with Keryx and its Subsidiaries or Akebia and its Subsidiaries (for example, in the event a New Plan is adopted for Keryx Employees and Akebia Employees under which no participants receive credit for service before the effective date of the New Plan).

(b)    Without limiting the generality of Section 5.06(a), Akebia or its Affiliates shall use commercially reasonable efforts to: (x) cause, with respect to any New Plans in which the Keryx Employees commence to participate following the Closing Date, each Keryx Employee to be immediately eligible to participate in such New Plans, without any waiting time, to the extent coverage under such New Plans replaces coverage under a Keryx Plan and (y) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Keryx Employee, cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Keryx Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any Keryx Plan. Akebia or its Affiliate shall use commercially reasonable efforts to cause any eligible expenses incurred by such Keryx Employee and his or her covered dependents during the portion of the plan year of the Keryx Plan ending on the date such Keryx Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Keryx Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)    Prior to the Closing Date, Keryx will, and will cause its Subsidiaries to, adopt and maintain a change in control severance plan that is equivalent to Akebia’s Change in Control Severance Program such that each Keryx Employee who is based in the U.S. (other than a temporary or leased employee) will be eligible to receive benefits and payments pursuant to the terms of such program, unless such Keryx Employee has an agreement with Keryx that contains severance provisions that are greater in the aggregate than those provided under such agreement, in which case, such agreement will control.

(d)    The provisions of this Section 5.06 are solely for the benefit of the respective Parties to this Agreement. Nothing in this Agreement shall (i) prevent the termination of employment of any Employee, (ii) constitute or require the establishment, adoption or termination of, or amendment to, any Keryx Plan, Akebia Plan, or other employee benefit plan, program, agreement or arrangement or limit the ability of any Keryx Plan, Akebia Plan, or other employee benefit plan, program, agreement or arrangement to be amended, modified or terminated or (iii) confer upon any Employee or any other Person any third-party beneficiary or similar rights or remedies. For the avoidance of doubt, and notwithstanding anything in this Section 5.06 to the contrary, Akebia and Keryx agree to honor and abide by the terms of any Contract between an employee of Akebia or Keryx (or one of their Subsidiaries) and Akebia or Keryx (or one of their Subsidiaries), as the case may be, provided that any such Contract may be amended or terminated pursuant its terms.

5.07    Indemnification of Officers and Directors.

(a)    Akebia shall cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers, and employees of Keryx than are currently provided in the Keryx Organizational Documents, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the later of (i) the expiration of the statute of limitations applicable to such matters and (ii) six (6) years from the Effective Time, and, in the event that any Action is pending or asserted or any claim made during such period, until the disposition of any such Action or claim, unless such amendment, modification, or repeal is required by applicable Law, in which case Akebia shall, and shall cause the Surviving Corporation to, make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the individuals referenced in this Section 5.07.

(b)    Without limiting any additional rights that any Person may have under any agreement or Keryx Plan, from and after the Effective Time, Akebia and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each present (as of the Effective Time) or former director or officer of Keryx (each, together with such person’s heirs, executors, or administrators, an “Indemnified Party”), against all obligations to pay a judgment, damages, settlement, or fine or penalty, and reasonable expenses (including legal expenses) incurred in connection with any Action or claim, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, by reason of the fact that the Indemnified Party is or was an officer, director, employee, fiduciary, or agent of Keryx or its Subsidiaries, or of another entity if such service was at the request of Keryx, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent provided for under existing arrangements disclosed to Akebia prior to the date hereof. In the event of any such Action or claim, each Indemnified Party is entitled to advancement of reasonable expenses (including legal expenses) incurred in the defense of the Action or claim from the Surviving Corporation and Akebia (provided that any Person to whom expenses are advanced shall have provided, to the extent required by the DGCL, an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c)    Notwithstanding anything to the contrary in this Agreement, Keryx shall purchase prior to the Effective Time a tail policy or policies under the current directors’ and officers’ liability insurance policies maintained at such time by Keryx, which tail policy or policies (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from acts, errors or omissions that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided, that the total annual premium for such tail policy or policies shall not be in excess of three hundred percent (300%) of the last annual premium paid by Keryx prior to the Effective Time. Akebia shall cause such policy or policies to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d)     Without limiting any of the rights or obligations under this Section 5.07, from and after the Effective Time, the Surviving Corporation shall keep in full force and effect, and shall comply with the terms and conditions of, any agreement in effect as of the date hereof between or among Keryx or any of its Subsidiaries and any Indemnified Party providing for the indemnification of such Indemnified Party, and Akebia hereby guarantees the obligations of the Surviving Corporation pursuant to such agreements.

(e)    This Section 5.07 shall survive the consummation of the Merger and is intended to benefit, and is enforceable by, any Person or entity referred to in this Section 5.07. The indemnification and advancement provided for in this Section 5.07 is not exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, contract, or otherwise. If Akebia, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or majority of its properties and assets to any Person, then, and in each such case, Akebia shall make proper provision such that the respective successors and assigns of the Akebia and Surviving Corporation assume the applicable obligations set forth in this Section 5.07.

5.08    Public Disclosure. The initial press release relating to this Agreement shall be a joint press release, and thereafter Akebia and Keryx shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the Contemplated Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or court process. The restrictions of this Section 5.08 do not apply to communications in connection with and following a Keryx Adverse Recommendation Change or an Akebia Adverse Recommendation Change in compliance with Section 5.04.

5.09    NASDAQ Listing of Additional Shares. Akebia shall, in accordance with the requirements of the NASDAQ, file with the NASDAQ a Listing of Additional Shares Notice covering the Akebia Shares to be issued to the Keryx Shareholders pursuant to this Agreement, as promptly as reasonably practicable after the date of this Agreement. Akebia shall use its reasonable best efforts to cause the Akebia Shares to be issued to the Keryx Shareholders pursuant to this Agreement to be listed on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

5.10    Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Contemplated Transactions, each of Akebia and Keryx and the members of its respective board of directors, to the extent permissible under applicable Law, shall grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Law, act to eliminate the effect of any Takeover Law on any of the Contemplated Transactions.

5.11    Section 16. Akebia shall, prior to the Effective Time, cause the Akebia Board to approve the issuance of Akebia Shares in connection with the Merger with respect to any employees of Keryx who, as a result of their relationship with Akebia as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, the Keryx Board shall approve the disposition of Keryx equity securities (including derivative securities) in connection with the Merger by those directors and officers of Keryx subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

5.12    Convertible Notes. Akebia and Keryx shall cooperate with one another and use commercially reasonable efforts to take all actions required to facilitate the conversion of the Convertible Notes in accordance with the Conversion Agreement immediately prior to the Closing. In furtherance thereof, Akebia shall timely enter into and deliver to Baupost the executed Registration Rights Agreement contemplated by the Conversion Agreement in connection with the Closing. In the event that this Agreement is terminated (other than by Akebia pursuant to Section 7.01(b)(i) or Section 7.01(b)(ii) or by Keryx under Section 7.01(c)(iii)), Akebia shall reimburse Keryx for 50% any expenses actually paid by Keryx pursuant to the Conversion Agreement. Keryx agrees that it shall not amend the Conversion Agreement in any material respect without Akebia’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).

5.13    Stockholder Litigation. Each of Keryx and Akebia shall provide the other party, as applicable, the opportunity to participate in the defense of any litigation brought by its shareholders or in the name of such party against such party or its directors relating to the Contemplated Transactions, including the Merger. Neither Keryx nor Akebia shall compromise, settle, come to an arrangement regarding or agree to comprise, settle or come to an arrangement regarding any litigation arising or resulting from the Contemplated Transactions, or consent to the same, without the prior written consent of the other party, which shall not be unreasonably withheld, conditioned or delayed. Without otherwise limiting or expanding the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Indemnified Parties prior to the Effective Time to defend any such litigation.

5.14    Cooperation. Each of Akebia and Keryx shall, and shall cause its respective Representatives to, use its reasonable best efforts, subject to applicable Laws, to cooperate with the other party in connection with planning the integration of the business operations of Akebia and Keryx.

5.15    Tax Matters. For U.S. federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code. Each of Akebia and Keryx shall use their respective reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Akebia and Keryx shall deliver to Latham & Watkins LLP and Goodwin Procter LLP Tax representation letters in the forms set forth in Annex A and Annex B, respectively, with any modifications thereto that are reasonably requested by such counsel, dated and executed as of the date the Registration Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the filing of the Registration Statement. Unless otherwise required by applicable Law, in all Tax Returns the parties will report the Merger in a manner consistent with the intention described in the first sentence of this Section 5.15.

5.16    Resignation of Directors. Prior to the Closing, Keryx and Akebia shall have received, respectively, resignations, effective as of the Effective Time, from the directors of Keryx Board and Akebia Board who will not be on the Akebia Board after the Effective Time pursuant to Section 1.13(a).

ARTICLE 6

CONDITIONS TO CLOSING

6.01    Conditions to All Parties’ Obligations. The obligations of Akebia and Keryx to consummate the Contemplated Transactions are subject to the satisfaction or waiver (to the extent permitted by applicable Law) by Akebia and Keryx of the following conditions:

(a)    The Akebia Shareholder Approval shall have been obtained;

(b)    The Keryx Shareholder Approval shall have been obtained;

(c)    The Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect;

(d)    The waiting period (and any extension thereof) applicable to the Contemplated Transactions under the HSR Act shall have expired or been terminated;

(e)    There shall be no order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered after the date of this Agreement by any Governmental Body of competent jurisdiction or Laws enacted or promulgated after the date of this Agreement shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Contemplated Transactions or making consummation of the Contemplated Transactions illegal; and

(f)    The Akebia Shares issuable to the Keryx Shareholders pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

6.02    Conditions to Akebia’s and Merger Sub’s Obligations. The obligation of Akebia and Merger Sub to consummate the Contemplated Transactions is subject to the satisfaction of the following conditions as of the Closing Date:

(a)    (1) Each of the representations and warranties of Keryx contained in Article 2 (other than the representations and warranties contained in Section 2.01 (Organization, Corporate Power), Section 2.02 (Authorization, Valid and Binding Agreement) and Section 2.03 (Capitalization)) that is (i) qualified as to or by a Keryx Material Adverse Effect shall be true and correct in all respects as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (ii) not qualified as to or by a Keryx Material Adverse Effect shall be true and correct as of the Closing Date (without giving effect to any “material,” “materiality” or similar phrases) as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where any failure of any such representation and warranty referred to in this clause (ii) to be true and correct has not had or would not reasonably be expected to have a Keryx Material Adverse Effect, and (2) (A) the representations and warranties contained in Section 2.01 (Organization, Corporate Power) and Section 2.02 (Authorization, Valid and Binding Agreement) shall be true and correct in all respects, on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (B) the representations and warranties contained in Section 2.03 (Capitalization), shall be true and correct except for de minimis inaccuracies and failures to be so true and correct resulting from actions expressly permitted under this Agreement or otherwise consented to by Akebia), on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date));

(b)    Keryx shall be in compliance in all material respects with all of the covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing Date;

(c)    Since the date of this Agreement, there shall not have been or occurred any Keryx Material Adverse Effect;

(d)    The Convertible Notes shall have been converted into Keryx Shares in accordance with the Conversion Agreement; and

(e)    Keryx shall have delivered to Akebia a certificate of Keryx executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions in Sections 6.02(a), (b) and (c) have been satisfied.

6.03    Conditions to Keryx’s Obligations. The obligations of Keryx to consummate the Contemplated Transactions are subject to the satisfaction of the following conditions as of the Closing Date:

(a)    (1) Each of the representations and warranties of Akebia and Merger Sub contained in Article 3 (other than the representations and warranties contained in Section 3.01 (Organization, Corporate Power), Section 3.02 (Authorization, Valid and Binding Agreement) and Section 3.03 (Capitalization)) that is (i) qualified as to or by an Akebia Material Adverse Effect shall be true and correct in all respects as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (ii) not qualified as to or by an Akebia Material Adverse Effect shall be true and correct as of the Closing Date (without giving effect to any “material,” “materiality” or similar phrases) as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where any failure of any such representation and warranty referred to in this clause (ii) to be true and correct has not had or would not reasonably be expected to have an Akebia Material Adverse Effect, and (2) (A) the representations and warranties contained in Section 3.01 (Organization, Corporate Power) and Section 3.02 (Authorization, Valid and Binding Agreement) shall be true and correct in all respects, on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (B) the representations and warranties contained in Section 3.03 (Capitalization), shall be true and correct except for de minimis inaccuracies and failures to be so true and correct resulting from actions expressly permitted under this Agreement or otherwise consented to by Keryx), on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date));

(b)    Each of Akebia and Merger Sub shall be in compliance in all material respects with all of its respective covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing Date;

(c)    Since the date of this Agreement, there shall not have been or occurred any Akebia Material Adverse Effect; and

(d)    Akebia shall have delivered to Keryx a certificate of Akebia executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions in Sections 6.03(a), (b) and (c) have been satisfied.

6.04    Waiver of Conditions. All conditions to the closing of the Merger shall be deemed to have been satisfied or waived from and after the Effective Time.

ARTICLE 7

TERMINATION

7.01    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)    by the mutual written consent of Akebia and Keryx;

(b)    by Akebia:

(i)    at any time prior to the Effective Time, if any of Keryx’s covenants, representations or warranties contained in this Agreement shall be or have become untrue, such that the condition set forth in Section 6.02(a) or Section 6.02(b) would not be satisfied, and such breach is (A) is incapable of being cured by Keryx or (B) is not cured within thirty (30) days of receipt by Keryx of written notice of such breach describing in reasonable detail such breach;

(ii)    if Keryx materially breaches Section 5.04 or the Keryx Board or any committee thereof (A) makes a Keryx Adverse Recommendation Change, (B) does not include the Keryx Recommendation in the Joint Proxy Statement or (C) publicly proposes or allows Keryx to publicly propose to take any of the actions in clause (A) or (B) of this Section 7.01(b)(ii); or

(iii)    at any time prior to Akebia Shareholder Approval (and subject to Section 7.03(b)), upon written notice to Keryx, in order to enter into a definitive agreement with a Third Party providing for a Superior Proposal with respect to Akebia, if in connection with such Superior Proposal, it has complied in all respects (other than immaterial non-compliance) with the requirements of Section 5.04(d)-(g) and substantially concurrently with such termination Akebia enters into such definitive agreement.

(c)    by Keryx:

(i)    at any time prior to the Effective Time, if any of Akebia’s or Merger Sub’s covenants, representations or warranties contained in this Agreement shall be or have become untrue, such that the conditions set forth in Section 6.03(a) or Section 6.03(b) of this Agreement would not be satisfied, and such breach (A) is incapable of being cured by Akebia or Merger Sub, as the case may be, or (B) is not cured within thirty (30) days of receipt by Akebia of written notice of such breach describing in reasonable detail such breach;

(ii)    if Akebia materially breaches Section 5.04 or the Akebia Board or any committee thereof (A) makes an Akebia Adverse Recommendation Change, (B) does not include the Akebia Recommendation in the Joint Proxy Statement or (C) publicly proposes to or allows Akebia to publicly propose to take any of the actions in clause (A) or (B) of this Section 7.01(c)(ii); or

(iii)    at any time prior to Keryx Shareholder Approval (and subject to Section 7.03(a)), upon written notice to Akebia, in order to enter into a definitive agreement with a Third Party providing for a Superior Proposal with respect to Keryx, if in connection with such Superior Proposal, it has complied in all respects (other than immaterial non-compliance) with all the requirements of Section 5.04(a)-(c) and (g) and substantially concurrently with such termination Akebia enters into such definitive agreement.

(d)    by either Akebia or Keryx if:

(i)    the Contemplated Transactions violate any order, decree or ruling of any court or Governmental Body that has become final and non-appealable or there shall be a Law that makes the Contemplated Transactions illegal or otherwise prohibited; provided, however, that the right to terminate this Agreement under this Section 7.01(d)(i) shall not be available to any party whose action or failure to act has been the primary cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement by such party;

(ii)    the Merger contemplated hereby has not been consummated by 5:00 p.m., New York time on December 28, 2018 (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 7.01(d)(ii) shall not be available to any party whose action or failure to act has been the primary cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement by such party;

(iii)    the Keryx Shareholder Approval shall not have been obtained at the Keryx Shareholders’ Meeting; provided, that the right to terminate this Agreement under this Section 7.01(d)(iii) shall not be available to any party whose action or failure to act has been the primary cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement by such party; or

(iv)    the Akebia Shareholder Approval shall not have been obtained at the Akebia Shareholders’ Meeting; provided, that the right to terminate this Agreement under this Section 7.01(d)(iv) shall not be available to any party whose action or failure to act has been the primary cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement by such party.

7.02    Effect of Termination. In the event of the valid termination of this Agreement by either Akebia or Keryx as provided in Section 7.01 of this Agreement, written notice thereof shall forthwith be given by the terminating party to the other party specifying the provision hereof pursuant to which such termination is made and this Agreement shall be of no further force or effect; provided, however, that (a) this Section 7.02, Section 7.03, Article 8 and the third sentence of Section 5.12 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) except in a circumstance where the Termination Fee is paid pursuant to Section 7.03 below, no such termination will relieve any Person of any liability for fraud or damages resulting from material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”). No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

7.03    Termination Fees.

(a)    In the event that this Agreement is terminated (A) by Keryx pursuant to Section 7.01(c)(ii), then Akebia shall pay to Keryx the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following such termination or (B) by Akebia pursuant to Section 7.01(b)(iii), then Akebia shall pay to Keryx the Termination Fee concurrently with such termination, and any purported termination pursuant to Section 7.01(b)(iii) shall be of no force or effect until such payment is made. Subject to Section 7.02(b), and except as otherwise provided in Section 7.03(f), Keryx’s right to receive the one-time payment of the Termination Fee from Akebia as provided in this Section 7.03(a) shall be the sole and exclusive remedy available to Keryx against Akebia or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the Contemplated Transactions in the event that this Agreement is terminated by Keryx pursuant to Section 7.01(c)(ii) or by Akebia pursuant to Section 7.01(b)(iii) upon such payment of the Termination Fee, none of Akebia’s or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions. The parties hereto acknowledge and agree that in no event shall Akebia be required to pay the Termination Fee on more than one occasion.

(b)    In the event that this Agreement is terminated (A) by Akebia pursuant to Section 7.01(b)(ii), then Keryx shall pay to Akebia the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following such termination or (B) by Keryx pursuant to Section 7.01(c)(iii), then Keryx shall pay to Akebia the Termination Fee concurrently with such termination and any purported termination pursuant to Section 7.01(c)(iii) shall be of no force or effect until such payment is made. Subject to Section 7.02(b) and except as otherwise provided in Section 7.03(f), Akebia’s right to receive the one-time payment of the Termination Fee from Keryx as provided in this Section 7.03(b) shall be the sole and exclusive remedy available to Akebia against Keryx or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the Contemplated Transactions in the event that this Agreement is terminated by Akebia pursuant to Section 7.01(b)(ii) or Keryx pursuant to Section 7.01(c)(iii), and, upon such payment of the Termination Fee, none of Keryx’s or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions. The parties hereto acknowledge and agree that in no event shall Keryx be required to pay the Termination Fee on more than one occasion.

(c)    In the event that, prior to the Keryx Shareholders’ Meeting, an Acquisition Proposal with respect to Keryx is publicly proposed, publicly disclosed or communicated to the Keryx Board and not subsequently withdrawn and this Agreement is terminated by Akebia or Keryx (as applicable) pursuant to Section 7.01(b)(i) as a result of Keryx’s breach or failure to perform a covenant made in this Agreement, or pursuant to Section 7.01(d)(ii) or Section 7.01(d)(iii), then Keryx shall pay to Akebia the Expenses no later than two (2) Business Days after receipt following termination of documentation supporting such Expenses. If, concurrently with or within twelve (12) months after any such termination described in the immediately preceding sentence, Keryx enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to Keryx (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.03(c)), then Keryx shall pay to Akebia the Termination Fee less Expenses, to the extent previously paid, as promptly as possible (but in any event not later one (1) Business Day after entry into such definitive agreement (or earlier consummation of such Acquisition Proposal)). Subject to Section 7.02(b) and except as otherwise provided in Section 7.03(f), Akebia’s right to receive the one-time payment of the Termination Fee (if and when due) and the Expenses from Keryx as provided in this Section 7.03(c) shall be the sole and exclusive remedy available to Akebia against Keryx or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the Contemplated Transactions in the event that this Agreement is terminated by Akebia or Keryx under circumstances requiring the payment of the Termination Fee pursuant to this Section 7.03(c), and, subject to Section 7.02(b) and except as otherwise provided in Section 7.03(f), upon such payment of the Termination Fee (if and when due) and the Expenses, none of Keryx’s or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions.

(d)    In the event that, prior to the Akebia Shareholders’ Meeting, an Acquisition Proposal with respect to Akebia is publicly proposed, publicly disclosed or communicated to the Akebia Board and not subsequently withdrawn and this Agreement is terminated by Akebia or Keryx (as applicable) pursuant to Section 7.01(c)(i) as a result of Akebia’s breach or failure to perform a covenant made in this Agreement, or pursuant to Section 7.01(d)(ii) or Section 7.01(d)(iv), then Akebia shall pay to Keryx the Expenses no later than two (2) Business Days after receipt following termination of documentation supporting such Expenses. If, concurrently with or within twelve (12) months after any such termination described in the immediately preceding sentence, Akebia enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to Akebia (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.03(d)), then Akebia shall pay to Keryx the Termination Fee less Expenses, to the extent previously paid, as promptly as possible (but in any event not later than one (1) Business Day after entry into such definitive agreement (or earlier consummation of such Acquisition Proposal)). Subject to Section 7.02(b) and except as otherwise provided in Section 7.03(f), Keryx’s right to receive the one-time payment of the Termination Fee (if and when due) and the Expenses from Akebia as provided in this Section 7.03(d) shall be the sole and exclusive remedy available to Keryx against Akebia or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the Contemplated Transactions in the event that this Agreement is terminated by Akebia or Keryx under circumstances requiring the payment of the Termination Fee pursuant to this Section 7.03(d), and, subject to Section 7.02(b) and except as otherwise provided in Section 7.03(f), upon such payment of the Termination Fee (if and when due) and the Expenses, none of Keryx’s or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions.

(e)    As used in this Agreement, “Termination Fee” shall mean $22.0 million. As used in this Agreement, “Expenses” shall mean reasonable, documented out-of-pocket fees and expenses incurred or paid by or on behalf of the party receiving payment thereof and its Affiliates in connection with the Contemplated Transactions, or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to such party and its Affiliates; provided, that the aggregate amount of Expenses payable shall not exceed $6.0 million.

(f)    The parties acknowledge that the agreements contained in this Section 7.03 are an integral part of the Contemplated Transactions, and that, without these agreements, neither Keryx nor Akebia would enter into this Agreement; accordingly and notwithstanding anything herein to the contrary, if either party fails promptly to pay any amount due pursuant to this Section 7.03 (such party, the “Defaulting Party”), and, in order to obtain such payment, the other party (the “Non-Defaulting Party”) commences a suit which results in a judgment against the Defaulting Party for the payment set forth in this Section 7.03, the Defaulting Party shall pay to the Non-Defaulting Party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the Termination Fee and the Expenses to be reimbursed to the Non-Defaulting Party under this Section 7.03 from the date payment was required to be made until the date of such payment at the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made. If this Agreement is terminated pursuant to a provision that calls for a payment to be made under this Section 7.03, it shall not be a defense to either party’s obligation to pay hereunder that this Agreement could have been terminated under a different provision or could have been terminated at an earlier or later time.

ARTICLE 8

MISCELLANEOUS

8.01    Expenses. Except as otherwise expressly provided herein, Akebia and Merger Sub, on the one hand, and Keryx, on the other hand, shall each pay its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the Contemplated Transactions (whether consummated or not).

8.02    Amendment. At any time prior to the Effective Time, any provision of this Agreement may be amended (whether before or after any required approval by the Keryx

Shareholders or the Akebia Shareholders) if, and only if, such amendment or waiver is in writing and signed by Akebia, Keryx and Merger Sub; provided, however, that after the receipt of the Keryx Shareholder Approval or the Akebia Shareholder Approval, no amendment shall be made which by applicable Laws or the rules of the NASDAQ requires further approval of the Keryx Shareholders or the Akebia Shareholders without the further approval of such shareholders.

8.03    Waiver.

(a)    At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the receipt of the Keryx Shareholder Approval or the Akebia Shareholder Approval, no waiver shall be made which by applicable Laws or the rules of the NASDAQ requires further approval of the Keryx Shareholders or the Akebia Shareholders, as applicable, without the further approval of such shareholders.

(b)    No party may waive, and no party shall be deemed to have waived, any provision of this Agreement without the prior written consent of the other parties, to the extent any such waiver would give rise to a termination event under a Voting Agreement in favor of a shareholder of Akebia or a shareholder of Keryx who is party to a Voting Agreement.

(c)    No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(d)    No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.04    No Survival of Representations and Warranties. None of the representations, warranties or agreements contained in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

8.05    Entire Agreement; Counterparts. This Agreement (and the exhibits and schedules hereto, the Keryx Disclosure Letter and the Akebia Disclosure Letter) and the Voting Agreements constitute the entire agreement among the parties hereto and supersede all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing Date and shall survive any termination of this Agreement. This Agreement may be executed in several counterparts (including counterparts delivered by electronic transmission), each of which shall be deemed an original and all of which shall constitute one and the same instrument.

8.06    Applicable Law; Jurisdiction.

(a)    This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware.

(b)    The parties agree that the appropriate, exclusive and convenient forum (the “Forum”) for any disputes among any of the parties arising out of or related to this Agreement or the transactions contemplated by this Agreement shall be in the Court of Chancery in the City of Wilmington, New Castle County, Delaware, except where such court lacks subject matter jurisdiction. In such event, the Forum shall be in the federal district court sitting in Wilmington, Delaware, or, in the event such federal district court lacks subject matter jurisdiction, then in the superior court in the City of Wilmington, New Castle County, Delaware. The parties irrevocably submit to the jurisdiction of such courts solely in respect of any disputes between them arising out of or related to this Agreement or the transactions contemplated by this Agreement. The parties further agree that no party shall bring suit with respect to any disputes arising out of or related to this Agreement or the transactions contemplated by this Agreement in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit the rights of any party to obtain execution of a judgment in any other jurisdiction. The parties further agree, to the extent permitted by Law, that a final and non-appealable judgment against any party in any action, suit or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the U.S. by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(c)    To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of each court described in Section 8.06(b).

8.07    Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.

8.08    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.

8.09    No Third Party Beneficiaries. Except for following the Effective Time, the right of the Indemnified Parties to enforce the provisions of Section 5.07 only, Akebia, Keryx and Merger Sub agree that (a) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

8.10    Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given and received (a) when personally delivered, (b) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid or (d) when sent by electronic mail; provided the notice, demand or communication shall be confirmed by the same being sent by certified or registered mail. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Akebia and Merger Sub prior to the Closing Date:

Akebia Therapeutics, Inc.

245 First Street

Cambridge, MA 02142

Facsimile: (617) 871-2065

Attention: Michel Dahan, Chief Business Officer and Nikki Hadas, General Counsel

Email: mdahan@akebia.com; nhadas@akebia.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

200 Clarendon Street

Boston, MA 02116

Facsimile: (617) 948-6001

Attention: Peter Handrinos, Scott Shean and Daniel Rees

Email: peter.handrinos@lw.com; scott.shean@lw.com; daniel.rees@lw.com

Notices to Keryx:

Keryx Biopharmaceuticals, Inc.

One Marina Park Drive, 12th Floor

Boston, MA 02210

Attention: Jodie Morrison, Interim Chief Executive Officer, and Scott Holmes, Chief Financial Officer

Email: jodie.morrison@keryx.com; scott.holmes@keryx.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Facsimile:        (617) 523-1231

Attention:        Stuart M. Cable, Esq.

                         Jacqueline Mercier, Esq.

Email:             scable@goodwinlaw.com

                         jmercier@goodwinlaw.com

8.11    Certain Definitions. For purposes of this Agreement the term:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 5.04(a).

“Acquisition Proposal” shall mean any proposal or offer, whether or not in writing, for any transaction or series of transactions involving the (i) direct or indirect acquisition or purchase of a business or assets that constitutes twenty percent (20%) or more of the consolidated net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of twenty percent (20%) or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, share exchange, exchange offer, recapitalization or other similar transaction that if consummated would result in any Person or Persons beneficially owning twenty percent (20%) or more of any class of equity securities of such party or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, other than the Contemplated Transactions.

“Action” means any claim, controversy, charge, cause of action, complaint, demand, audit, examination, mediation, action, suit, arbitration, proceeding, investigation or other legal proceeding.

“Additional Director” has the meaning set forth in Section 1.13.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Akebia” has the meaning set forth in the Preamble.

“Akebia Adverse Recommendation Change” has the meaning set forth in Section 5.04(a).

“Akebia Balance Sheet Date” means December 31, 2017.

“Akebia Board” has the meaning set forth in the Recitals.

“Akebia Charter Amendment Approval” means the approval by the stockholders of Akebia for an amendment to Akebia’s existing certificate of incorporation to increase the total amount of authorized Akebia Shares by a number to be agreed upon by Akebia and Keryx (such agreement by Keryx shall not be unreasonably withheld, conditioned or delayed).

“Akebia Disclosure Letter” has the meaning set forth in ARTICLE 3.

“Akebia Employee” has the meaning set forth in Section 5.06(a).

“Akebia Equity Plan” means Akebia’s 2014 Incentive Plan, 2008 Incentive Plan, or other Plan under which Akebia or any of its Subsidiaries has granted any equity or equity-based compensation (other than the Akebia ESPP), in each case, as amended.

“Akebia ESPP” has the meaning set forth in Section 3.03(b).

“Akebia ESPP Purchase Rights” has the meaning set forth in Section 3.03(d).

“Akebia Excess Shares” has the meaning set forth in Section 1.09(d).

“Akebia Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development, that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of Akebia and its Subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence, state of facts or development related to or resulting from (i) general business or economic conditions affecting the industry in which such party operates, to the extent such change or effect does not disproportionately affect such party relative to other industry participants; (ii) any natural disaster, or national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, to the extent such change or effect does not disproportionately affect such party relative to other industry participants; (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), to the extent such change or effect does not disproportionately affect such party relative to other industry participants; (iv) changes in GAAP; (v) changes in Laws, rules, regulations, orders, or other binding directives issued by any Governmental Body, to the extent such change or effect does not disproportionately affect such party relative to other industry participants; (vi) the announcement of this Agreement or the pendency of the Contemplated Transactions, including any loss of employees or any disruption in or termination of (or loss of or other negative effect or change with respect to) supplier, distributor or similar business relationships or partnerships resulting from the Contemplated Transactions (provided, that this clause (vi) does not apply in the context of the representations and warranties set forth in Section 3.05); (vii) changes in and of itself in Akebia’s stock price or the trading volume of Akebia’s stock or any change in the credit rating of Akebia (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), (viii) the failure in and of itself to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), (ix) any Action arising from or related to this Agreement or the Contemplated Transactions or (x) the taking of any action explicitly contemplated hereby or the other agreements contemplated hereby.

“Akebia Material Contract” has the meaning set forth in Section 3.13.

“Akebia Notice of Change” has the meaning set forth in Section 5.04(f).

“Akebia Option” has the meaning set forth in Section 3.03(b).

“Akebia Organizational Documents” has the meaning set forth in Section 3.01.

“Akebia Permits” has the meaning set forth in Section 3.20 (a).

“Akebia Plan” means a Plan that Akebia or any of its Subsidiaries sponsors, maintains, contributes to, is obligated to contribute to, in each case, for the benefit of any current or former employee, officer, independent contractor or director of Akebia or any of its Subsidiaries, or with respect to which Akebia or any of its Subsidiaries has any Liability; provided, however, that Akebia Plan shall not include any Plan that is maintained or sponsored by a Governmental Body for the benefit of current or former employees, officers, independent contractors or directors of Akebia or any of its Subsidiaries who are primarily located in a jurisdiction other than the U.S.

“Akebia Real Property” has the meaning set forth in Section 3.11(b).

“Akebia Recommendation” has the meaning set forth in the Recitals.

“Akebia Registered Intellectual Property” has the meaning set forth in Section 3.14(a).

“Akebia Regulatory Agency” has the meaning set forth in Section 3.20(a).

“Akebia Restricted Share” means a restricted Akebia Share issued under an Akebia Equity Plan.

“Akebia RSUs” has the meaning set forth in Section 3.03(b).

“Akebia Safety Notices” has the meaning set forth in Section 3.20(f).

“Akebia SEC Documents” has the meaning set forth in Section 3.07(a).

“Akebia Share” has the meaning set forth in the Recitals.

“Akebia Shareholder” has the meaning set forth in the Recitals.

“Akebia Shareholder Approval” has the meaning set forth in Section 3.02.

“Akebia Shareholders’ Meeting” has the meaning set forth in Section 5.03(b).

“Akebia Subsidiary Securities” has the meaning set forth in Section 3.04.

“Akebia Warrants” has the meaning set forth in Section 3.03(b).

“Baupost” has the meaning set forth in Section 2.03(c).

“Book-Entry Share” has the meaning set forth in Section 1.08.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banks are closed in New York, New York.

“Capital Leases” means all obligations for capital leases (determined in accordance with GAAP).

“CERCLA” has the meaning set forth in Section 2.18(d).

“Certificate” has the meaning set forth in Section 1.08.

“Certificate of Merger” has the meaning set forth in Section 1.03.

“Closing” has the meaning set forth in Section 1.02.

“Closing Date” has the meaning set forth in Section 1.02.

“Code” has the meaning set forth in Section 1.07(b)(ii).

“Confidentiality Agreement” has the meaning set forth in Section 5.01(c).

“Contemplated Transactions” means each of the transactions contemplated by this Agreement.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates.

“Continuing Directors” has the meaning set forth in Section 1.13(a).

“Conversion Agreement” means that certain Notes Conversion Agreement entered into between Baupost and Keryx as of the date hereof.

“Convertible Notes” has the meaning set forth in Section 2.03(c).

“Copyrights” means copyrights and copyrightable subject matter, including all published and unpublished works of authorship and the registrations and applications, and renewals, extensions, restorations, and reversions thereof.

“Defaulting Party” has the meaning set forth in Section 7.03(f).

“DGCL” has the meaning set forth in Section 1.01.

“Effective Time” has the meaning set forth in Section 1.03.

“Employees” means Keryx Employees and the Akebia Employees.

“Environmental Laws” means all applicable Laws, and all judicial and administrative orders and determinations that are binding upon Keryx or Akebia, as applicable, and all applicable policies, practices and guidelines of a Governmental Body that have, or are determined to have, the force of law, concerning pollution or protection of the environment, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any Hazardous Substances, as such of the foregoing are promulgated and in effect on or prior to the Closing Date, and all authorizations, licenses and permits issued or required to be issued thereunder.

“ERISA” has the meaning set forth in Section 2.17(a).

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) which is, or has at any relevant time been, under common control, or treated as a single employer, with Keryx, Akebia or any of their respective Subsidiaries, as applicable, under Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” has the meaning set forth in Section 2.06.

“Exchange Agent” has the meaning set forth in Section 1.09(a).

“Exchange Fund” has the meaning set forth in Section 1.09(a).

“Exchange Multiplier” has the meaning set forth in the Recitals.

“Excluded Shares” has the meaning set forth in Section 1.07(a)(i).

“Exclusive Intellectual Property” means all Intellectual Property that is exclusively licensed to Keryx, Akebia or any of their respective Subsidiaries, in each case, as applicable.

“Expenses” has the meaning set forth in Section 7.03(e).

“FDCA” has the meaning set forth in Section 2.20(a).

“FCPA” has the meaning set forth in Section 2.20(j).

“FDA” has the meaning set forth in Section 2.20(a).

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof, applied in a manner consistent with GAAP Keryx’s or Akebia’s past practice, as applicable.

“Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 312 and other applicable regulations promulgated under the FDCA and the PHSA.

“Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58.

“Good Manufacturing Practices” means the current good manufacturing practices for drugs and finished pharmaceutical products contained in 21 C.F.R. Part 210 and 211 as in effect at the time of manufacture.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, including without limitation any arbitrator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Hazardous Substance” means petroleum or any hazardous substance as defined in CERCLA or any waste, material or substance that is regulated, defined or designated as dangerous, hazardous, radioactive, explosive, toxic or a pollutant or contaminant under or pursuant to any Environmental Law.

“Healthcare Laws” means, to the extent related to the conduct of Akebia’s business or Keryx’s business, as applicable, as of the date hereof, the FDCA, Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act), the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Civil Monetary Penalty Law (42 U.S.C. § 1320a-7a), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims

Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.) and the exclusion laws (42 U.S.C. § 1320a-7), the Prescription Drug Marketing Act of 1987, the Sunshine/Open Payments Law (42 U.S.C. § 1320a-7h), all regulations or guidance promulgated pursuant to such Laws, and any other federal, state or non-U.S. Law that regulates the design, development, testing, studying, manufacturing, processing, storing, importing or exporting, licensing, labeling or packaging, advertising, distributing, selling, pricing, or marketing of pharmaceutical products, or that is related to remuneration (including ownership) to or by physicians or other health care providers (including kickbacks) or the disclosure or reporting of the same, patient or program charges, record-keeping, claims processing, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care products or services, including the collection and reporting requirements, and the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126), the Medicare Part D Coverage Gap Discount Program, or under any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs (collectively, “the Pricing Reporting Laws”).

“Healthcare Provider” means any individual or entity involved in the provision of health care services and/or items to patients, which purchase, lease, recommend, use, arrange for the purchase or lease of, or prescribe health care items and services.

“HSR Act” has the meaning set forth in Section 2.06.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property (other than trade payables or accruals incurred in the ordinary course of business); (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (d) all obligations of such Person under Capital Leases; (e) all obligations of the type referred to in clauses (a) through (d) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of such responsibility or liability); and (f) all obligations of the type referred to in clauses (a) though (e) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided that if such Person has not assumed such obligations, then the amount of Indebtedness of such Person for purposes of this clause (f) shall be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations.

“Indemnified Party” has the meaning set forth in Section 5.07(b).

“Indenture” means the Indenture relating to Keryx’s Zero Coupon Convertible Senior Notes due October 15, 2021, dated as of May 9, 2018, between Keryx and The Bank of New York Mellon Trust Company, N.A.

“Intellectual Property” means all of the following, and rights in, arising out of, or associated therewith, throughout the world: (A) Trademarks; (B) Patents; (C) Trade Secrets; (D) Copyrights; and (E) other intellectual property rights, and all goodwill associated therewith, whether or not subject to Patent, Copyright, Trademark, or other intellectual property registration or classification, now known or hereafter recognized in any jurisdiction worldwide.

“Intentional Breach” has the meaning set forth in Section 7.02.

“Intervening Event” means any material event or development or material change in circumstances first occurring, arising or coming to the attention of the Keryx Board or the Akebia Board, as applicable, after the date of this Agreement to the extent that such event, development or change in circumstances (i) was neither known by Keryx or any of its Representatives or Akebia or any of its Representatives, as applicable, nor should reasonably have been foreseen by such party as of or prior to the date of this Agreement and (ii) does not relate to an Acquisition Proposal; provided, however, that in no event shall the changes in the market price or trading volume of Keryx Shares or Akebia Shares or the fact that a party meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period be an Intervening Event; provided, however, that the underlying causes of such change or fact shall not be excluded by the preceding proviso.

“IP Contracts” means all Contracts in force as of the date hereof involving the licensing, assignment or other grant of rights or option with respect to Intellectual Property (A) under which Keryx, Akebia or any of their respective Subsidiaries, as applicable, has obtained from or granted to any Third Party any license under or (B) which by their terms expressly restrict Keryx’s, Akebia’s or any of their respective Subsidiaries’, as applicable, right to use, in each case (A) and (B) of this definition, any Intellectual Property that is material to the continued operation of the business of Keryx or Akebia, other than any Contracts providing for the license of off-the-shelf software that is generally available on a commercial basis and made available to Keryx, Akebia or any of their respective Subsidiaries, as applicable, for a total cost of less than $50,000.

“IT Assets” means computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment.

“Joint Proxy Statement” has the meaning set forth in Section 5.02.

“Keryx” has the meaning set forth in the Preamble.

“Keryx Adverse Recommendation Change” has the meaning set forth in Section 5.04(b).

“Keryx Balance Sheet Date” means December 31, 2017.

“Keryx Board” has the meaning set forth in the Recitals.

“Keryx Designees” has the meaning set forth in Section 1.13(a).

“Keryx Disclosure Letter” has the meaning set forth in Section 5.06(a).

“Keryx Employee” has the meaning set forth in ARTICLE 2.

“Keryx Equity Plans” means Keryx’s 1999 Stock Option Plan, 2004 Long-Term Incentive Plan, 2007 Incentive Plan, 2009 CEO Incentive Plan, 2013 Incentive Plan, Directors Equity Compensation Plan, or other Plan under which Keryx has granted any equity or equity-based compensation, in each case, as amended.

“Keryx Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development, that, individually or in the aggregate has or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of Keryx and its Subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence, state of facts or development related to or resulting from (i) general business or economic conditions affecting the industry in which such party operates, to the extent such change or effect does not disproportionately affect such party relative to other industry participants; (ii) any natural disaster, or national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, to the extent such change or effect does not disproportionately affect such party relative to other industry participants; (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), to the extent such change or effect does not disproportionately affect such party relative to other industry participants; (iv) changes in GAAP; (v) changes in Laws, rules, regulations, orders, or other binding directives issued by any Governmental Body, to the extent such change or effect does not disproportionately affect such party relative to other industry participants; (vi) the announcement of this Agreement or the pendency of the Contemplated Transactions, including any loss of employees or any disruption in or termination of (or loss of or other negative effect or change with respect to) supplier, distributor or similar business relationships or partnerships resulting from the Contemplated Transactions (provided, that this clause (vi) does not apply in the context of the representations and warranties set forth in Section 2.05); (vii) changes in and of itself in Keryx’s stock price or the trading volume of Keryx’s stock or any change in the credit rating of Keryx (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition); (viii) the failure in and of itself to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition); (ix) any Action arising from or related to this Agreement or the Contemplated Transactions or (x) the taking of any action explicitly contemplated hereby or the other agreements contemplated hereby.

“Keryx Material Contract” has the meaning set forth in Section 2.13.

“Keryx Notice of Change” has the meaning set forth in Section 5.04(c).

“Keryx Option” has the meaning set forth in Section 1.07(b)(ii).

“Keryx Organizational Documents” has the meaning set forth in Section 2.01.

“Keryx Permits” has the meaning set forth in Section 2.20(a).

“Keryx Plan” means a Plan that Keryx or any of its Subsidiaries sponsors, maintains, contributes to, is obligated to contribute to, in each case, for the benefit of any current or former employee, officer, independent contractor or director of Keryx or any of its Subsidiaries, or with respect to which Keryx or any of its Subsidiaries has or may have any Liability; provided, however, that Keryx Plan shall not include any Plan that is maintained or sponsored by a Governmental Body for the benefit of current or former employees, officers, independent contractors or directors of Keryx or any of its Subsidiaries who are primarily located in a jurisdiction other than the U.S. For clarity, “Keryx Plans” includes “Keryx Equity Plans.”

“Keryx Real Property” has the meaning set forth in Section 2.11(b).

“Keryx Recommendation” has the meaning set forth in Section 2.02.

“Keryx Registered Intellectual Property” has the meaning set forth in Section 2.14(a).

“Keryx Regulatory Agency” has the meaning set forth in Section 2.20(a).

“Keryx Restricted Share” means a restricted Keryx Share issued under a Keryx Equity Plan.

“Keryx Safety Notices” has the meaning set forth in Section 2.20(f).

“Keryx SEC Documents” has the meaning set forth in Section 2.07(a).

“Keryx Share” has the meaning set forth in the Recitals.

“Keryx Shareholder” has the meaning set forth in the Recitals.

“Keryx Shareholder Approval” has the meaning set forth in Section 2.02.

“Keryx Shareholders’ Meeting” has the meaning set forth in Section 5.03(a).

“Keryx Shares Trust” has the meaning set forth in Section 1.09(d)(ii).

“Keryx Subsidiary Securities” has the meaning set forth in Section 2.04.

“Key Employee” means any vice president or more senior employee of Keryx or Akebia, as applicable, employed as of the date of this Agreement.

“Knowledge” of Akebia or Keryx, as applicable means the knowledge, after reasonable investigation, of the chief executive officer or the members of the executive leadership team.

“Law” means any foreign or U.S. federal, state or local law (including common law), treaty, statute, code, order, ordinance, Permit, rule, regulation, guidance document or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, and, for the sake of clarity, includes Healthcare Laws and Environmental Laws.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, right of first refusal, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“Material Non-Exclusive Intellectual Property” means all Intellectual Property that is non-exclusively licensed to Keryx, Akebia or any of their respective Subsidiaries, that is material to the continued operation of the business of Keryx or Akebia, in each case as applicable.

“Measurement Date” has the meaning set forth in Section 2.03(a).

“Merger” has the meaning set forth in Section 1.01.

“Merger Consideration” has the meaning set forth in Section 1.07(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in the Recitals.

“NASDAQ” has the meaning set forth in Section 1.09(d).

“New Plans” has the meaning set forth in Section 5.06(a).

“Non-Defaulting Party” has the meaning set forth in Section 7.03(f).

“Non-U.S. Plan” means a Plan that is subject to the Laws of a jurisdiction other than the U.S. (whether or not U.S. Law also applies).

“OECD Convention” has the meaning set forth in Section 2.20(j).

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (in whole or in part) by Keryx, Akebia or any of their respective Subsidiaries, as applicable.

“Patents” means patents (including utility and design patents), and applications for the same, including any divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions, and renewals thereof.

“Permits” means all approvals, authorizations, certificates, consents, licenses, orders and permits and other similar authorizations of all Governmental Bodies and all other Persons.

“Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are established in the financial statements in accordance with GAAP, (ii) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts which are not delinquent and which are not, individually or in the aggregate, significant, (iii) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the leased Keryx Real Property or leased Akebia Real Property, as applicable, which are not violated by the current use and operation of the leased Keryx Real Property or leased Akebia Real Property, as appropriate, (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the leased Keryx Real Property or leased Akebia Real Property, as applicable, that do not materially impair the occupancy, marketability or use of such leased real property for the purposes for which it is currently used or proposed to be used in connection with Keryx’s business or Akebia’s business, as appropriate, (v) Liens arising under workers’ compensation, unemployment insurance and social security, (vi) purchase money liens and liens securing rental payments under Capital Leases, and (vii) those matters identified in Section 8.11 of the Keryx or Akebia Disclosure Letter, as applicable.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a governmental entity or any department, agency or political subdivision thereof.

“PHSA” has the meaning set forth in Section 2.20(a).

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other compensation and benefit plan, policy, program, arrangement, or agreement, whether written or unwritten, funded or unfunded, subject to ERISA or not and covering one or more Persons, including, without limitation, any stock purchase, stock option, restricted stock, other equity-based, phantom equity, severance, separation, retention, employment, change in control, bonus, incentive, deferred compensation, pension, retirement, supplemental retirement, employee loan, health, dental, vision, workers’ compensation, collective bargaining, disability, life insurance, death benefit, health, welfare, vacation, paid time off, leave of absence, employee assistance, legal services, tuition assistance, fringe benefit or other benefit plan, policy, program, arrangement, or agreement.

“Pre-Closing Period” has the meaning set forth in Section 4.01(a).

“Products” means any product that Keryx has manufactured, distributed, marketed or sold, or is manufacturing, distributing, marketing or selling and any products currently under preclinical or clinical development by Keryx or Akebia, as applicable.

“Prohibited Payment” has the meaning set forth in Section 2.20(j).

“Recap Shares” has the meaning set forth in Section 1.07(a)(ii).

“Registration Statement” has the meaning set forth in Section 2.06.

“Representative” means the officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of a party.

“Rollover Options” has the meaning set forth in Section 1.07(b)(ii).

“Rollover Restricted Shares” has the meaning set forth in Section 1.07(b)(i).

“Sarbanes-Oxley” has the meaning set forth in Section 2.11(d).

“SEC” has the meaning set forth in Section 2.06.

“Securities Act” has the meaning set forth in Section 2.06.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Superior Proposal” means an Acquisition Proposal (except the references in the definition thereof to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) that the Akebia Board or a committee thereof or the Keryx Board or a committee thereof, as applicable, has determined is superior to the Acquisition Proposal reflected in this Agreement, taking into account the financial terms, the likelihood of consummation and all other aspects of such Acquisition Proposal.

“Support Functions” means finance, legal, human resources or IT business services.

“Surviving Corporation” has the meaning set forth in Section 1.01.

“Takeover Law” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transaction,” or “business combination” statute or regulation or other similar antitakeover laws of a state or any other Governmental Body.

“Tax” or “Taxes” means any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, escheat, unclaimed property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, in each case whether disputed or not.

“Tax Allocation Agreement” has the meaning set forth in Section 2.12(e).

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Body or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including all information returns relating to Taxes of third parties, any claims for refund of Taxes and any amendments or supplements to any of the foregoing.

“Termination Date” has the meaning set forth in Section 7.01(d)(ii).

“Termination Fee” has the meaning set forth in Section 7.03(d).

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Keryx, Akebia or any of their respective Affiliates or Representatives.

“Trade Secrets” means trade secrets, know-how, and any other proprietary or confidential information, including customer, distributor, consumer, and supplier lists and data, technology, clinical and technical data, operational data, engineering information, invention and technical reports, pricing information, research and development information, processes, formulae, methods, formulations, discoveries, specifications, designs, algorithms, plans, improvements, models, and methodologies.

“Trademarks” means trademarks, service marks, corporate names, trade names, brand names, product names, Internet domain names, logos, slogans, trade dress, and other indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby.

“Treasury Regulations” has the meaning set forth in Section 2.12(b).

“UK Bribery Act” has the meaning set forth in Section 2.20(j).

“WARN” has the meaning set forth in Section 2.19(c).

8.12    Other Definitional Provisions.

(a)    All references in this Agreement to Exhibits, disclosure letters, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, disclosure letters, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and will be disregarded in construing the language hereof. All references in this Agreement to “days” refer to “calendar days” unless otherwise specified.

(b)    Exhibits and disclosure letters to this Agreement are attached hereto and by this reference incorporated herein for all purposes.

(c)    The words “this Agreement,” “herein,” “hereby,” “hereunder,” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The word “including” (in its various forms) means including without limitation. All references to “$” and “dollars” shall be deemed to refer to U.S. currency unless otherwise specifically provided.

(d)    Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(e)    This Agreement shall not be construed as if prepared by one of the parties, but rather according to its fair meaning as a whole, as if all parties had prepared it.

(f)    Disclosure of any fact or item in any schedule hereto referenced by a particular section in this Agreement shall be deemed to have been disclosed with respect to every other section in this Agreement in respect of which the applicability of such disclosure is reasonably apparent on its face. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in the Keryx Disclosure Letter or the Akebia Disclosure Letter is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material.

8.13    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the parties shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties to the maximum extent permitted by applicable Law.

8.14    Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Keryx, Akebia, or Merger Sub in accordance with their specific terms or were otherwise breached by Keryx, Akebia or Merger Sub. It is accordingly agreed that (i) Keryx shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Akebia or Merger Sub and to enforce specifically the terms and provisions hereof against Akebia or Merger Sub in any court having jurisdiction, this being in addition to any other remedy to which Keryx is entitled at law or in equity, including damages in the event of Akebia or Merger Sub’s Intentional Breach of this Agreement, without posting any bond or other undertaking and (ii) Akebia and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Keryx and to enforce specifically the terms and provisions hereof against Keryx in any court having jurisdiction, this being in addition to any other remedy to which Akebia or Merger Sub is entitled at law or in equity, including damages in the event of Keryx’s Intentional Breach of this Agreement, without posting any bond or other undertaking. The parties acknowledge that the agreements contained in this Section 8.14 are an integral part of the Contemplated Transactions and that, without these agreements, neither Keryx nor Akebia would enter into this Agreement.

(Signature page follows.)

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

KERYX BIOPHARMACEUTICALS, INC.

By:	/s/ Jodie Morrison
Name:	Jodie Morrison
Title:	Interim Chief Executive Officer

AKEBIA THERAPEUTICS, INC.

By:	/s/ John Butler
Name:	John Butler
Title:	President and Chief Executive Officer

ALPHA THERAPEUTICS MERGER SUB, INC.

By:	/s/ Nicole Hadas
Name:	Nicole Hadas
Title:	President and Secretary

[Signature Page to Merger Agreement]

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